BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SHAREHOLDERS’ MANUAL

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

MARCH 28, 2022

INDEX

1 – Management Message	p. 03
2 - Guidelines to Participate in the General Shareholders’ Meeting
2.1. Attendance in the Meeting
2.1.1 Shareholders
2.1.1.1 Individual Shareholders	p.06
2.1.1.2. Corporate Shareholders	p.06
2.1.1.3. Shareholders Represented by Proxy	p.07
2.1.1.4. Foreign Shareholders	p.07
2.1.1.5. Guidelines for accessing the Digital Platform	p. 07
2.1.2. Holders of American Depositary Receipts – ADRs	p. 08
2.2 – Participation by distance vote form	p. 08
2.2.1. By filling instructions transmitted to the Company’s bookkeeper agent	p.08
2.2.2. By filling instructions transmitted to their respective custodian agents	p.09
2.2.3. By sending the Distance Voting Form Directly to BRF.	p.09
2.3. Quorums Applicable to the EGM
2.3.1. Installation Quorum	p.12
2.3.2. Deliberation Quorum	p.12
2.4. Conflict of Interest	p.12
3 – Management Proposal	p.12

1 – MANAGEMENT MESSAGE

Dear Shareholders,

BRF S.A. (“BRF” or “Company”) is a company characterized by its widespread and diffuse shareholding control, whose shares grant equal rights to its holders and which offers equal protection mechanisms to its shareholders.

Our shares are listed on Novo Mercado segment of B3 – Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”), with level III ADRs.

In line with the policy of high level of corporate governance adopted by the Company and within the principles of transparency, homogeneity and equality defined for the relationship with our investors, we invite you to attend our Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) convened to take place on March 28, 2022, at 11:00 hours, exclusively in a virtual format, by means of the digital platform Chorus Call (“Digital Platform”).

To reinforce our concern over the information provided, we have made available on our Investor Relations website (https://ri.brf-global.com/, item Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), the B3 (www.b3.com.br) and the SEC - Securities and Exchange Commission (www.sec.gov), all the documents legally required and other that we deem as necessary to endorse the understanding and the decision to be taken by the shareholders that will be subject to deliberation at this OEGM, as well as in this Manual.

We will discuss the following subjects to be approved:

I – At the Ordinary General Assembly:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2021, including the absorption of the profit of such year by the balance of accumulated losses;

(ii) To set at 10 (ten) the number of members to compose the Board of Directors;

(iii) To elect the members of the Board of Directors, being necessary, pursuant to CVM Instruction No. 165/1991, the request of shareholders representing, at least, 5% (five percent) of the voting capital in order to adopt the multiple voting process;

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors;

(v) To set the annual global compensation of the Company's management for the fiscal year 2022;

(vi) To elect the members of the Fiscal Council; and

(vii) To set the compensation of the members of the Fiscal Council for the fiscal year 2022.

II – At the Extraordinary General Shareholders’ Meeting:

(i) To resolve on the following amendments to the Company's Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market:

(a) Amend article 5, caput, of the Company's Bylaws, in order to reflect the change in the capital stock of R$12.553.417.953,36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, to R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, as a result of the public offering, with restricted placement efforts, carried out by the Company as approved at the Extraordinary Shareholders' Meeting held on 01.17.2022 and at the Board of Directors' meetings held on 01.17.2022 and 02.01.2022;

(b) Add item (vii) to article 16 of the Company's Bylaws, to provide for the competence of the General Meeting to approve the execution of transactions and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the transaction or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in its latest balance sheet approved at the General Meeting, in accordance with the provisions of article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021;

(c) Amend article 23, item (xxxvii), and article 25, item (vi), of the Company's Bylaws, to adjust them to the proposed wording for article 16, item (vii), of the Bylaws, in accordance with the new wording of article 122, item X, of Law No. 6,404/1976, provide by Law No. 14,195/2021; and

(d) Amend paragraph 1 of article 24 of the Company's Bylaws, to provide that the positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be cumulated by the same person, under any circumstances, as provided for in article 138, paragraph 3, of Law No. 6,404/1976, included by Law No. 14,195/2021, with the consequent exclusion of paragraph 2 of Article 24 of the Bylaws and renumbering of the following paragraphs, as well as cross-reference adjustments; and

(ii) Consolidate the Company's Bylaws with the approved changes.

We welcome your participation in our OEGM, as it will deal with matters that are relevant to the Company and that are reflected in the effective generation of value for our shareholders.

We understand that the information now available enables our shareholders to take an early position and facilitate decision-making. Our Investor Relations team is prepared and available to resolve any doubts or to guide you.

We count with your attendance and we take the opportunity to present our consideration and appreciation.

Sincerely,

Pedro Pullen Parente

Chairman of the Board of Directors

Lorival Luz

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

2 - GUIDELINES TO PARTICIPATE IN THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

2.1. ATTENDANCE IN THE VIRTUAL MEETING

2.1.1. SHAREHOLDERS

The OEGM will be carried out exclusively under virtualformat, by means of a digital platform, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 (“Brazilian Corporate Law”) and CVM Instruction No. 481 / 2009, as amended.

The Company emphasizes that it will not be possible to physically attend the EGM, since it will be held exclusively on-line.

As provided for in article 5, paragraph 3, of CVM Instruction No. 481/2009, shareholders wishing to participate in the EGM, personally or by means of attorneys-in-fact, must forward, by 11:00 a.m. of the 26 March, 2022, 2 (two) days before the holding of the EGM, exclusively by the e-mail acoes@brf.com, a request of access to the Digital Platform (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of his attorney-in-fact who will participate in the EGM, and the digitalized copies of the following documents:

2.1.1.1. INDIVIDUAL SHAREHOLDERS

▪	Picture I.D.; and
▪	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

2.1.1.2. CORPORATE SHAREHOLDERS

▪	Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of officers);
▪	Picture I.D. of the legal representatives;
▪	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares; and
▪	In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and (iii) picture I.D. of the legal representative(s) of the fund administrator or manageR.

2.1.1.3. SHAREHOLDERS REPRESENTED BY PROXY

▪	In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its quotaholders, as stated in paragraph 1 of article 126 of the Brazilian Corporate Law. Corporate shareholders may be represented byproxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution;
▪	Picture I.D. of the attorney-in-fact;
▪	If the shareholders so desire, they may use the proxies made available by the Company to vote on matters of interest to the EGM, on first or second call, as stated in the Public Request for Proxy undertaken by the Company, in the form provided in article 22 and followingof CVM Instruction No. 481/2009. The documents referring to the Public Request for Proxy were disclosed by the Company on the Investor Relations website (www.brf- global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov). The voting guidelines contained in the Public Request for Proxy received by the Company will be used for the EGM, on first or second call.

The Access Request that is submitted by the representative of more than one shareholder must, mandatorily, contain the digitized copies of the representation documentation necessary for the qualification of each shareholder to be represented by him in the EGM, as indicated above.

2.1.1.4. FOREIGN SHAREHOLDERS

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

2.1.1.5. GUIDELINES FOR ACCESSING THE DIGITAL PLATFORM

After verifying the regularity of the documents sent for participation in the OEGM, the Company shall forward the individual invitations to access the Digital Platform and the respective instructions for accessing the electronic system for participation in the OEGM, including the password required to do so, to shareholders (or their duly constituted representatives or attorneys) who have submitted their Access Request within the due date and under the conditions described above, by e-mail.

Shareholders who do not send the Access Request within the aforementioned period (until 11:00 a.m. on March 26, 2022) will not be able to participate in the OEGM.

The shareholder who has duly submitted his Access Request and does not receive the email from the Company with instructions for access and participation in the OEGM until 11:59 minutes of March 26, 2022, should contact the Company between at 8:00 a.m. and 6:00 p.m. on January 16, 2022, by calling 55 11 2322 5377, so that they respective instructions for 7 accessingthe Digital Platform can be sent (or provided by phone).

The Company emphasizes that it will be the sole responsibility of the shareholder to ensure the compatibility of his/her equipment with the use of the Digital Platform. BRF shall not be liable for any operational or connection problems that shareholders may face or other situations that are not under the Company's control, such as instability in the Internet connection or incompatibility of the Digital Platform with the shareholder's or his/her representative's equipment. The OEGM will be recorded, pursuant to Article 21-C, paragraph 1, item III of CVM Instruction No. 481/200.

The Company recommends that shareholders become familiar with the use of the Digital Platform in advance, as well as ensure the compatibility of their respective electronic devices with the use of the Digital Platform (by video and audio). The Company also recommends shareholders to access the electronic system made available for participation in the OEGM at least 30 minutes in advance of the time scheduled for the beginning of OEGM, in order to allow the validation of the access and participation of all shareholders that use i.

The duly registered shareholder who participates through the electronic system provided by the Company will be considered present at the EGM (being able to exercise their respective voting rights) and sign the respective minutes, under the terms of article 21-V, item III and sole paragraph, of the CVM Instruction No. 481/2009.

The Company also highlights that the information and guidelines for accessing the Digital Platform, including, but not limited to, the password, are unique and non-transferable, and the shareholder (or its respective attorney, as the case may be) assumes fully responsible for the possession and secrecy of the information and guidelines transmitted to it by the Company under the terms of this Manual.

2.1.2. HOLDERS OF AMERICAN DEPOSITORY RECEIPTS - ADRs

ADR holders will be represented by The Bank of New York Mellon at the EGM, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. ADR holders will not be allowed to participate in the EGM by means of the Digital Platform.

2.2. PARTICIPATION BY DISTANCE VOTING FORM

As stated in articles 21-A and following of the CVM Instruction No. 481/2009, Company’s shareholders may send their voting instructions, from this date, on the matters to be raised at the EGM by completing and sending the distance voting forms allowing them to cast their vote from distance (“Distance Voting Forms ”), whose model was made available, separately,at the Company’s Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

To do so, the Distance Voting Form should:

•	be accessed to be printed and completed in advance in the item “Corporate Governance” of the Company´s Investor Relations website (www.brf-global.com/ri), as 9 well as in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A - Brasil, Bolsa, Balcão (www.b3.com.br); and

•	be received within a period of 7 (seven) days before the date of the OEGM, i.e. by March 21, 2022 (inclusive). Any Distance Voting Forms received after such date will be disregarded.

Shareholders who choose to exercise their voting right through the Distance Voting Form should do so through one of the options described below:

2.2.1. By filling instructions transmitted to the Company’s bookkeeper agent

This option is intended exclusively for shareholders holding shares registered by Itaú Corretora de Valores S.A. and which are not deposited with a central depositary:

The shareholder holding shares that are not deposited with a central depository and who choose to exercise their distance voting right through service providers may transmit their voting instructions to the bookkeeping agent for the shares issued by BRF, Itaú Corretora de Valores S.A., subject to the rules determined by it. In this sense, Itaú created the website Shareholder Meeting, a solution where remote voting is possible. To vote through thewebsite, it is necessary to register and have a digital certificate. Information on registration and stepby-step instructions for issuing the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

I In case of doubts, shareholders should contact Itaú Corretora de Valores S.A. and check the procedures established by it for the issuance of voting instructions via the Distance Voting Form, as well as the documents and information required by it to exercise such power. Itaú’s data are as follows

• Telephone - Shareholder service: 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations).

• Opening hours: working days, from 9:00 a.m to 6:00 p.m.

• E-mail: escrituracaoacoes@itau-unibanco.com.br

• Address: Rua Faria Lima, 3400 – 10th floor, São Paulo, SP.

Pursuant to Article 21-B of CVM Instruction No. 481/2009, the shareholder must transmit instructions for filling out the Distance Voting Form to the bookkeeping agent up to 7 days before the date of the OEGM, that is, until March 21, 2022 (inclusive), unless a different term is established by Itaú Corretora de Valores S.A.

2.2.2. By filling instructions transmitted to their respective custodian agents

This option is intended exclusively for shareholders holding shares held by B3 S.A. - Brasil, Bolsa, Balcão (“B3”). In this case, the remote vote will be exercised by the shareholders in accordance with the procedures adopted by their custody agents.

The shareholder holding shares deposited in the B3 Depositary Central and who choose to exercise their right to vote at distance through service providers must transmit their voting instructions to their respective custody agents, observing the rules determined by them, which, in turn, will forward such voting manifestations to the B3 Depositary Central..

To this end, shareholders must contact their custody agents and check the procedures established by them for issuing voting instructions via the ballot, as well as the documents and information required by them to exercise such power.

Pursuant to article 21-B of CVM Instruction No. 481/2009, the shareholder must transmit instructions for filling out the Distance Voting Form to his custody agents within 7 days before the date of the EGM, that is, until March 21, 2022 (inclusive), unless a different term, always prior to that date, is established by your custodian agents.

2.2.3. By sending the Distance Voting Form Directly to BRF

Instead of following the procedures described in items 2.2.1 and 2.2.2 above, shareholders may also send their Distance Voting Forms directly to the Company.

To do so, shareholders should print the Distance Voting Form, complete it, initial all the pages and sign it. Shareholders should then send the Distance Voting Form, duly completed, initialed and signed, to the e-mail: acoes@brf.com, along with the digitalized copies of the documents described below:

Individual shareholders

▪	Picture I.D. of the shareholder.

Corporate shareholders

▪	Latest bylaws or consolidated articles of association and the corporate documents that prove the powers of representation (i.e. minutes of the election of officers); and
▪	▪ Picture I.D. of the legal representative(s)..

Investment funds

▪	the latest consolidated version of the fund regulation;
▪	bylaws or articles of association of its administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and
▪	picture I.D. of the legal representative(s) of the fund administrator or manager.

The Company does not require the signature of the Distance Voting Form, nor its consularization.

The corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into a sworn form, not being required their notarization and consularization.

Within 3 (three) days of receiving these documents, the Company will inform the shareholder, through the electronic address indicated in the Distance Voting Form, about their receipt and acceptance.

Should the Distance Voting Form not be fully completed or accompanied by the corroborating documents described above, it will be disregarded, and this information will be sent to the shareholders through the electronic address indicated in the Distance Voting Form informing the shareholders of the need to rectify or resend the Distance Voting Form or documents which accompany it (providing there is enough time), describing the procedures and periods needed to regularize the distance voting.

BRF stresses that:

▪	in case of any divergence between the Distance Voting Form received directly by the Company and the voting instruction contained in the voting map from the bookkeeper for the same CPF (individual taxpayer number) or CNPJ (corporate taxpayer number), the voting instructions of the bookkeeper shall prevail, in accordance with the provisions of Paragraph Two of the article 21-W of CVM Instruction No. 481/2009;
▪	as stated in article 21-S of CVM Instruction No. 481/2009, the B3 Depositary Central, upon receiving the voting instructions from the shareholders through their respective custody agents, will disregard any divergent instructions in relation to the same resolution that they have issued by the same CPF or CNPJ registration number;;
▪	once the deadline for distance voting has ended, i.e. on March, 21, 2022, the shareholdercannot change the voting instructions already sent, except at the EGM, in person or by proxy, upon explicit request to disregard the voting instructions. sent via Distance Voting Form, before the respective subject (s) are put to a vote; and; and
▪	as provided for in article 21-X of CVM Instruction No. 481/2009, remote voting instructions will normally be considered in the event of a possible postponement of the OEGM or if it is necessary to perform it on second call, provided that the eventual postponement or realization on second call do not exceed 30 (thirty) days from the date initially scheduled for its realization on first call..

2.3. QUORUMS APPLICABLE TO THE OEGM

2.3.1. Installation Quorum

In accordance with article 125 of the Brazilian Corporation Law, subject to the exceptions provided for by law, the Ordinary General Shareholders´ Meeting shall be installed, on first call, with the presence of shareholders representing at least 1/4 (one quarter) of the capital stock with voting rights; and, on second call, with the presence of any number of shareholders.

For the Extraordinary General Shareholders´ Meeting items that involve amendment to the Bylaws, under the terms of article 135 of the Brazilian Corporation Law, the installation for deliberation on such matters will occur at first call with the presence of shareholders representing 2/3 (two thirds), at least, of the voting capital, being able to be installed in second call with any number of shareholders.

If the quorum applicable on the first call is not reached, the Company will announce a new date for the Ordinary General Shareholders´ Meeting and Extraordinary General Shareholders´ Meeting, as applicable, and, on the second call, it can be installed with any number of shareholders present.

2.3.2. Deliberation Quorum

In order to approve the matters on the OEGM’s agenda, the favorable vote of the absolute majority of votes present at the Meeting will be required, not counting blank votes, pursuant to Article 129 of the Corporation Law.

2.4. CONFLICT OF INTERESTS

As provided for in the Brazilian Corporation Law, the shareholder will not be able to vote in matters that may benefit him in a particular way, or in which he has a conflicting interest with that of the Company.

In the event of any allegation by any of the shareholders present about the alleged conflict of interest of the shareholder that prevents him from voting at the OEGM, or, still, about the occurrence of another legal hypothesis of voting impediment and the shareholder himself has not declared his impediment, the chairman or OEGM’s desk secretary shall suspend the decision to hear and receive such allegation, together with any contrary statement from the shareholder in question, before putting the matter to a vote.

The chairman of the OEGM’s may, in the event of a possible impediment to vote, ask the shareholder for clarification on the situation, before putting the matter to a vote.

In line with the CVM’s understandings, in situations where the voting impediment is unequivocal and the shareholder does not abstain from voting, the chairman has the power to declare such impediment, and is not allowed to prevent voting in other situations, without prejudice to the legal provisions on the eventual annulment of the vote cast.

3 - PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON MARCH 28, 2022

BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS TO BE HELD ON MARCH 28, 2022

Dear Shareholders,

In accordance with the provisions of CVM Instruction No. 481/2009, we present below the management proposal (“Proposal”) of BRF SA (“Company” or “BRF”), containing information and documents related to matters to be resolved at the Company's Ordinary and Extraordinary General Shareholders’ Meetings, to be held on March 28, 2022, at 11:00 hours (“OEGM”), exclusively digitally, through the digital platform Chorus Call (“Digital Platform”):

I. ORDINARY GENERAL SHAREHOLDERS’ MEETING

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2021, including the absorption of the profit of such year by the balance of accumulated losses:

Management Proposal: To approve the management accounts and the financial statements of the Company for the fiscal year ended on December 31, 2021 (“Fiscal Year 2021”), accompanied by the management report, the explanatory notes, the report of the independent auditors, the opinion of the Fiscal Council, the annual summary report of the Audit and Integrity Committee, the Management's comments on the Company's financial situation, in accordance with Item 10 of the Company's Reference Form, pursuant to Attachment I to this Proposal, as required by article 9 of CVM Instruction 481/2009.

We emphasize that the profit calculated in the 2021 fiscal year, in the amount of R$ 419,454,967.88 (four hundred and nineteen million, four hundred and fifty-four thousand, nine hundred and sixty-seven reais and eighty-eight cents) , was fully used to offset the balance of accumulated losses, in accordance with the provisions of article 189 of Law No. 6,404/1976 (“Brazilian Corporate Law”). In any event, the Company presents Exhibit 9-1-II of CVM Instruction No. 481/2009 as Exhibit II to this Proposal.

(ii) To set at 10 (ten) the number of members to compose the Board of Directors.

Management Proposal: Considering that the term of office of the members of the Board of Directors ends on the date of the OEGM, pursuant to article 20, caput and paragraph 7, of the Company's Bylaws and as resolved at the Board of Directors' Meeting held in February, 22, 2022, it is proposed to set the number of members of the Board of Directors at 10 (ten).

(iii) To elect the members of the Board of Directors, being necessary, pursuant to CVM Instruction No. 165/1991, the request of shareholders representing, at least, 5% (five percent) of the voting capital in order to adopt the multiple voting process.

Management Proposal: Considering that the term of office of the members of the Board of Directors ends on the date of the OEGM, it is proposed to elect the slate formed by the names indicated below to compose the Board of Directors for a term of office of 2 (two) years, the be closed at the Annual Shareholders' Meeting that resolves on the Company's management accounts for the year that will end on December 31, 2023:

(i) Marcos Antonio Molina dos Santos

(ii) Sergio Agapito Rial

(iii) Marcia Aparecida Pascoal Marçal dos Santos

(iv) Augusto Marques da Cruz Filho

(v) Deborah Stern Vieitas

(vi) Flávia Maria Bittencourt

(vii) Oscar de Paula Bernardes Neto

(viii) Pedro de Camargo Neto

(ix) Altamir Batista Mateus da Silva

(x) Eduardo Augusto Rocha Pocetti.

The slate was propposed by the shareholders Marfrig Global Foods S.A. and Fundo de Investimento em Ações Colorado – Investimento no Exterior, and was approved by the Company’s Board of Directors at the meeting held on February 22, 2022, in accordance with article 20 caput and paragraph 7, of the Company’s Bylaws.

Consist of Attachment III to this Proposal the information related to the candidates for members of the Company's Board of Directors, pursuant to Items 12.5 to 12.10 of the Company's Reference Form, as required by article 10 of CVM Instruction No. 481/2009.

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors.

Management Proposal: Considering that the term of office of the members of the Board of Directors ends on the date of the OEGM, pursuant to article 20, caput and paragraph 7, of the Company's Bylaws, it is proposed the appointment of Messrs. Marcos Antonio Molina dos Santos and Sergio Agapito Rial as, respectively, Chairman and Vice-Chairman of the Board of Directors.

The nomination of the names of Messrs. Marco Antonio Molina dos Santos and Sergio Agapito Rial for the positions respectively, of Chairmain and Vice-Charmain of the Board of Directors was included in the slate proposal by the Marfrig Global Foods S.A. and Fundo de Investimento em Ações Colorado – Investimento no Exterior and have been approved by the Company’s Board of Directors at the meeting held on February 22, 2022, in accordance with article 20, caput and paragraph 7, of the Company’s Bylaws.

(v) To set the annual global compensation of the Company's management for the fiscal year 2022.

Management Proposal : Pursuant to article 17 of the Bylaws, to approve the annual global compensation for the year 2022 for the members of the Company's Board of Directors and Statutory Executive Board in the amount of up to R$109,898,000.00 (one hundred nine million and eight hundred ninety eight thousand Brazilian Reais). This amount refers to the proposed limit for fixed compensation (salary or retainer, direct and indirect benefits, and social charges) and benefits resulting from termination of employment, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Plan and Restricted Stock Grant Plan, as summarized below:

	Approved 2021	Accomplished 2021	Proposal 2022
Administrative Council (in thousands of reais)
Fees + Benefits	15,456	13,292	16,983
Share-based compensation	5,997	1,837	5,519
Total Board of Directors	21,453	15,129	22,503
Statutory Board (in thousands of reais)
Fees + Benefits	-38,751	23,387	42,579
Share-based compensation	20,167	(20,170)	23,229
Profit Sharing	22,997	16,351	25,269
Total Statutory Board	81,915	59,908	91,078

TOTAL Board of Directors and Statutory Board	103,368	72,445	109,898

The proposed value for the 2022 fiscal year is 6.35% higher when compared to the amount approved for the 2021 fiscal year. Such variation results from the application of the real IPCA projected.

The management compensation proposal for 2022 does not take into account social charges, according to Comissão de Valores Mobiliários – CVM in the proceeding No. 19957.007457/2018-10.

Consist of Attachment IV to this Proposal the information related to Item 13 of the Company's Reference Form, as required by article 12 of CVM Instruction No. 481/2009.

(vi) To elect the members of the Fiscal Council.

Management Proposal: Considering that the operation of the Company's Fiscal Council ends at the first AGO after its election, as provided for in article 161, § 5 of the Brazilian Corporate Law, and that article 30 of the Bylaws establishes that the Company will have a permanent Fiscal Council, Management proposes, for a term until the Annual Shareholders' Meeting to be held in the fiscal year of 2023, the election of the following permanent and alternate members of the Fiscal Council, namely:

Effective Members	Alternate Members
Bernardo Szpigel	Valdecyr Maciel Gomes
Ana Paula Teixeira de Sousa	xCristina Ferreira de Brito
Atílio Guaspari	Marcus Vinícius Dias Severini

It should be noted that (i) the candidate Bernardo Szpigel (Effective) was nominated by the shareholders Marfrig Global Foods S.A. and Fundo de Investimento em Ações Colorado – Investimento no Exterior; and (ii) the candidates Ana Paula Teixeira de Sousa (Effective) and Cristina Ferreira de Brito (Alternate) were nominated by the shareholder Previ – Caixa de Previdência dos Empregos do Banco do Brasil.

Consist of Attachment V to this Proposal the information related to the candidates for members of the Company's Fiscal Council, pursuant to Items 12.5 to 12.10 of the Company's Reference Form, as required by article 10 of CVM Instruction No. 481/2009.

(vii) To set the compensation of the members of the Fiscal Council for the fiscal year 2022.

Management Proposal : Pursuant to article 16, item V, of the Bylaws, to approve the compensation for the year 2022 for the effective members of the Company's Fiscal Council in an amount corresponding to 10% (ten percent) of the average value of the compensation attributed to the Company Directors (benefits, representation allowances and profit sharing not included), pursuant to article 162, § 3, of the Brazilian Corporate Law, considering the maximum amount as summarized below:

	Approved 2021	Accomplished 2021	Proposal 2022
Fiscal Council (in thousands of reais)
Fees	798	540	877
Total Cons. Fiscal	798	540	877

Consist of Attachment IV to this Proposal the information related to Item 13 of the Company's Reference Form, as required by article 12 of CVM Instruction No. 481/09.

II. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(i) To resolve on the following amendments to the Company's Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market:

(a) Amend article 5, caput, of the Company's Bylaws, in order to reflect the change in the capital stock of R$12.553.417.953,36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, to R$13.053.417.953,36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, as a result of the public offering, with restricted placement efforts, carried out by the Company as approved at the Extraordinary Shareholders' Meeting held on 01.17.2022 and at the Board of Directors' meetings held on 01.17.2022 and 02.01.2022;

(b) Add item (vii) to article 16 of the Company's Bylaws, to provide for the competence of the General Meeting to approve the execution of transactions and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the transaction or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in its latest balance sheet approved at the General Meeting, in accordance with the provisions of article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021;

(c) Amend article 23, item (xxxvii), and article 25, item (vi), of the Company's Bylaws, to adjust them to the proposed wording for article 16, item (vii), of the Bylaws, in accordance with the new wording of article 122, item X, of Law No. 6,404/1976, provide by Law No. 14,195/2021; and

(d) Amend paragraph 1 of article 24 of the Company's Bylaws, to provide that the positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be cumulated by the same person, under any circumstances, as provided for in article 138, paragraph 3, of Law No. 6,404/1976, included by Law No. 14,195/2021, with the consequent exclusion of paragraph 2 of Article 24 of the Bylaws and renumbering of the following paragraphs, as well as cross-reference adjustments.

Management Proposal: Approve all the proposed amendments to the Bylaws listed above, since in the case of item (a) above, the amendment arises from resolutions already approved at the Extraordinary General Meeting and meetings of the Company's Board of Directors, with the only objective of formalizing the adequacy of the statutory provision to the current value of the capital stock and the number of shares into which it is divided, and in the case of items (b) to (d) above, the amendments aim only at adapting the Bylaws to recent changes promoted in Law no. 6,404/1976.

It consists of Attachment VI to this Proposal the version of the Company's Bylaws with the incorporated and highlighted amendment proposals and the Attachment VII the statutory amendments proposed in the form of a comparative table, indicating the justification for the amendment and the analysis of the legal and economic effects, as required by article 11 of CVM Instruction No. 481/2009.

(ii) Consolidate the Company's Bylaws with the approved changes.

Management Proposal: If the proposals object of item II (i) above are approved, the Company's Management proposes the approval of the consolidation of the Bylaws, in order to reflect, in a single document, the wording in force, pursuant to the document contained in the Attachment VI to this Proposal.

This is what the Board of Directors had to propose and expects to be evaluated and approved by the shareholders.

* * *

The Company's shareholders interested in accessing the information or answering questions related to the above proposals should contact the Investor Relations area, by telephone +55 (11) 2322-5377 or via e-mail: acoes@brf.com. All documents relevant to this OEGM are available to shareholders on the websites www.brfglobal.com/ri, www.b3.com.br and www.cvm.gov.br .

Itajaí (SC), February 25, 2022.

INDEX

Attachments to the Management Proposal for the Ordinary and Extraordinary General Meeting of BRF SA, to be held on March 28, 2022.

Attachment I – Management's comments on the Company's financial situation (Item 10 of the Company's Reference Form, pursuant to CVM Instruction No. 480, of December 7, 2009). p. 9

Attachment II – Information on the allocation of net income (Annex 9-1-II of CVM Instruction No. 481, of December 17, 2009) p.81

Attachment III – Information on candidates for the positions of members of the Board of Directors (Items 12.5 to 12.10 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009). p. 86

Attachment IV – Information on the compensation of the Managers and the Fiscal Council (Item 13 of the Reference Form, pursuant to CVM Instruction No. 480, of December 7, 2009). p.95

Attachment V – Information on candidates for the positions of members of the Fiscal Council (Items 12.5 to 12.10 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009). p. 136

Attachment VI – Copy of the Company's Bylaws highlighting the proposed changes (Article 11, item I, of CVM Instruction No. 481, of December 17, 2009). p. 141

Attachment VII - Comparative table of the proposed amendment to the Company's Bylaws with the indication of the justification (Article 11, item II, of CVM Instruction No. 481, of December 17, 2009). p.176

* * *

BRF S.A.

Attachment I – Management's comments on the Company's financial situation (Item 10 of the Company's Reference Form, according to CVM Instruction No. 480, of December 7, 2009)

10. Management analysis

The information presented below was evaluated and commented on by the Company's Officers.

10.1 - General financial and equity conditions

a.       general financial and equity conditions

The Company has sufficient financial and equity conditions to continue its business plan and meet its short and long-term obligations, including third-party loans, as well as to finance its activities and cover its need for funds.

Fiscal year ending December 31, 2021

In the exercise social closed in December 31, 2021 , the Company advanced in the segment pet food in Brazil, with the acquisition of Grupo Hercosul and Mogiana Alimentos. At the same time, it faced the intensification of the COVID-19 pandemic in the regions where it operated, a fact that caused a change in the behavior of demand, volatility in macroeconomic conditions and - associated with other market factors - an increase in the cost of productive inputs, notably the cost of grains.

The Company highlights among the material facts of 2021 the closing of the investigations of US Securities and Exchange Commission (SEC) and the US Department of Justice (DoJ) against BRF within the scope of Trapaça and Carne Fraca Operations.

The Company has partnered with AES Brasil Energia to build a wind farm for self-generation of energy in Rio Grande do Norte. Additionally, in a joint initiative with Intrepid Participações SA, the Company will seek to implement a park for self-generation of solar energy in Ceará. The partnerships aim to ensure clean energy at very competitive costs and which, added to BRF's current clean energy portfolio, seek to ensure that 88% of the electricity used by the Company comes from clean and renewable sources in Brazil. With this, the Company reinforces its commitment to become Net Zero in greenhouse gas (GHG) emissions by 2040, both in operations and in the production chain. Furthermore, it was elected by the Global Reporting Initiative (GRI) as one of the most transparent companies in sustainability, as published on October 15, 2021.

With investments of approximately R$300 million, the Company expanded its production capacity with the new plant in Seropédica, in Rio de Janeiro. This is the Company's 40th production unit, being the first dedicated exclusively to the production of sausages and one of the most advanced in the Industry 4.0 concept, using clean energy, minimal generation of solid waste and the reuse of water and waste in various processes. .

In the fiscal year ended December 31, 2021, the Company reported net revenue from continuing operations of R$ 48,343,305 thousand (22.5% above the fiscal year ended on 12.31.20). The profit before the financial result was R$ 3,009,787 thousand in the fiscal year ended on 12.31.21 and the net income for the year was R$437,384 thousand.

The Company's Net Debt totaled R$17,331,927 thousand, 22.5% higher than that recorded on 12.31.20, mainly due to investments made in fixed and intangible assets and acquisitions of Mogiana and Hercosul, as well as the effects of the settlement of derivatives to protect the Company's gross margin.

The Company's Leverage (measured as described in item 3.2 of this Reference Form) reached 3.12 on 12/31/2021, compared to 2.73 on 12/31/2020.

Net financial expenses totaled R$3,044,575 thousand in the exercise social closed on 12.31.21, 79.2% higher compared to the same period of the previous year, notably due to the effects of the option launched in a business combination (see explanatory note 24.8.1 to the financial statements for the year ended 12.31.21), as well as the effect of the increase in interest rates and inflation. In 12.31.21, the Company's consolidated shareholders' equity totaled R$8,825,623 thousand, above the R$8,813,5314 thousand recorded on 12.31.20.

Fiscal year ended on December 31, 2020

BRF concluded the year 2020 with a consistent generation of value, taking care of its people, strengthening its culture, evolving in the recognition of its brands, while successfully completing the Operational and Financial Restructuring Plan announced in June, 2018.

The Company worked intensively on the implementation of a high performance culture, internally called "BRF Essence" - a set of concepts that guide all its decisions and actions, based on its history, legacy, values and vision of the future. Essência BRF has also guided the Company throughout the pandemic. During the pandemic, the Company, with agility and sensitivity, took care of its people and the communities in which it operates, through various actions that the Company has reported over the last few quarters. The implementation of Essência BRF was reflected in the increase in the Company's engagement, the result of a recent survey involving more than 44 thousand respondents who answered 43 questions covering subjects such as leadership, well-being, career, diversity, safety, quality, integrity, among others. . Of the total number of respondents, 86% of employees responded favorably to the questions. There was an evolution in all categories, with emphasis on “trust in decisions taken by senior management”, which reached 95% of satisfaction in the survey carried out. These engagement levels are comparable to the levels of the best companies in the Global High Performance Market.[1] and, in general, above the levels of companies in the Global Consumer Non-Durable Goods Market. The Company is also a reference (benchmark) in terms of quality, clarity, diversity, leadership, career and development, compared to companies in the High Performance Global Market¹.

The Company, in his view, was able to reconcile growth and profitability, optimizing its channels, expanding the product mix, exercising intellectual leadership – supported by its iconic brands – in addition to promoting excellence in commercial execution. It also strengthened one of its biggest competitive advantages: its brands. Sadia is the most valuable brand in the food segment in Brazil, valued at US$1.8 billion, according to Exame/Brand Finance. It is also the most remembered brand in 2020 and the favorite of consumers in the protein segment. Also according to the aforementioned survey, Perdigão is the food brand that has grown the most in terms of preference in recent years and that has conquered the most new homes in 2020 and Qualy is the preferred brand in margarine and the most remembered by more than half of Brazilians, which naturally makes it the absolute leader of the category. Finally, Banvit became the preferred brand among Turkish consumers, with a 54% preference, as is Sadia in the Halal market, with a 38% preference, according to the Ipsos Institute.

The Company presented net revenue from continuing operations of R$39,469,700 thousand in the fiscal year ended December 31, 2020 (18.0% above the year ended December 31, 2019). Income before financial result for the fiscal year ended December 31, 2020 was R$2,846,793 thousand, and net income was R$1,390,069 thousand.

The Company's Net Debt totaled R$14,152,414 thousand on 12.31.2020, 6.7% above that recorded on 12.31.2019, due to the (i) non-cash effects on loans and financing, such as exchange rate variation and derivative liabilities[2], (ii) the appropriation of interest, net of payment, (iii) the share buyback carried out in the year, and (iv) the free cash flow between the periods.

[1]According to Willis Towers Watson methodology

[2]Derivatives related to the exposure of operating income for the next 12 months (hedge accounting), which impact the item Other Comprehensive Income in shareholders' equity.

The Company's leverage reached 2.73x on 12.31.20. At the beginning of the year, the Company revised the goals (guidance) from leverage to a range between 2.35 – 2.75x for 2020, with a robust lengthening of the average debt term.

Net financial expenses totaled R$ 1,698,996 thousand in the fiscal year ended on December 31, 2020, 8.9% lower compared to the previous year.

On December 31, 2020, the Company's shareholders' equity totaled R$8,813,534 thousand, above the R$8,148,349 thousand recorded on December 31, 2019.

Fiscal year ended on December 31, 2019

The Company ended 2019 with solid financial results, returning to profit. Management stability and excellence in execution were fundamental for the Company to achieve these results. During 2019, the Company reviewed its fundamentals, perfected its strategy, reinforced the value of its brands, strengthened its operational capacity, invested in the launch of new products and disciplinedly executed the divestment plan and strategic plan conceived in 2018.

Its long-term strategy contemplated, for the year 2019, the reversal of the declining trend of its profitability. The Company exceeded this objective through an increase in its gross profit, from 16.1% on 12.31.2018 to 24.1% on 12.31.2019, as a result of the growth in its net revenue of more than R$3,258,559 thousand or 10, 8% in the period.

The Company's financial performance in 2019 consolidated the leverage reduction. The free cash flow generated in 2019, associated with the proceeds from the sale of assets in Argentina, Europe and Thailand, led to a reduction in Net Debt from R$15,689,297 thousand in 2018 to R$ 13,268,966 thousand in 2019, with an extension of the average term to 4.6 years. Adjusted EBITDA, in turn, expanded from R$2,462,258 thousand to R$5,317,221 thousand in the period, an increase of 116.0%. Consequently, the leverage ratio dropped to 2.50x, down from the 5.12x reported at the end of 2018 and approaching the long-term target of 1.5x to 2.0x. This performance allowed for an increase in the outlook for the Company's credit ratings by the S&P and Moody's rating agencies in 2021.

In Brazil, the Company presented an evolution in performance, as a result of better commercial execution, less disruption due to improved logistics efficiency, strict control of inventory levels, optimization of the product mix and profitability of sales channels. The commemorative campaign had its best performance since 2015.

In the Halal market, the Company continued to face some obstacles, either due to restrictions on shipments to the Iraqi market from Turkey, which impacted its subsidiary Banvit, or due to the suspension of the Abu Dhabi processed plant for the market. saudi In view of these measures, the Company redirected volumes to adjacent markets, maintaining the aggregate volume sold in the Halal market. On February 16, 2020, the Company received the news about the temporary suspension, by the Saudi health authority, of its plants located in the State of Paraná, Dois Vizinhos and Francisco Beltrão. Immediately, a production redirection protocol was initiated for the other five plants authorized for Saudi Arabia, at the same time that negotiations were carried out with representatives to clarify any issue for reversing this decision. In addition, the Company announced, in October 2019, a new processed plant, which will receive an investment of approximately US$120,000 thousand and will consolidate the Company's presence in the region.

In the other international markets, the Company continued with a favorable dynamic, benefited mainly by the Asian demand, due to the spread of African swine fever. In 2019, the Company advanced with its market expansion initiatives, having. won 25 new licenses, among which the units approved for China stand out – Lucas do Rio Verde/MT (poultry and pork), Lajeado/RS (pork) and Campos Novos/SC (offal pork).

The Company presented net revenue from continuing operations of R$33,446,980 thousand in the fiscal year ended December 31, 2019 (10.8% above the previous year). The growth was marked by better commercial performance in all regions. Income before financial result was R$2,952,773 thousand, and net income from continuing operations was R$1,213,261 thousand. Including the result of discontinued operations, the consolidated net income for the year 2019 was R$297,452 thousand.

The Company's Net Debt totaled R$13,268,963 thousand on 12/31/2019, 15.4% lower than on 12/31/2018, impacted by free cash generation, partially offset by non-cash effects (exchange variation) and by the effects of discontinuation of divested companies in 2019.

Net financial expenses totaled R$1,865,399 thousand in the fiscal year ended December 31, 2019, 16.8% lower than in the previous year.

On December 31, 2019, the Company's shareholders' equity totaled R$8,148,349 thousand, above the R$7,531,777 thousand recorded on December 31, 2018, due to retained earnings and other comprehensive income earned in the period .

Analysis of the impacts of COVID-19

As described in the risk factor contained in item 4.1 of this Reference Form, entitled " Pandemics or outbreaks of human diseases, such as the novel coronavirus (COVID-19), can cause changes in consumption and trade patterns, supply chains and production processes, as well as disruptions in production and product shipments, which could significantly harm the Company's operations and results of operations ", as described in detail in item 10.9, the Company's business, operations and financial condition could be materially and adversely affected by the spread of epidemics, pandemics or other public health crises, including the novel coronavirus (COVID-19).

b. Capital structure

The Company's Capital Structure considers Shareholders' Equity as equity and Gross Debt, comprising current and non-current Loans and Financing, plus Derivative Financial Instruments, current and non-current net, as third-party capital.

As of December 31, 2021, the Company's capital structure was composed of 25.6% of equity capital and 74.4% of third-party capital.

As of December 31, 2020, the Company's capital structure was composed of 28.2% of equity capital and 71.8% of third-party capital.

As of December 31, 2019, the Company's capital structure was composed of 30.5% of equity capital and 69.5% of third-party capital.

The Company's financing standard is based on the use of its own resources and those of third parties, the latter being related to raising funds from financial institutions and/or issuing debt in the national and international capital markets. More details on the use of third-party capital by the Company can be found in item 10.1.f. below.

c.       payment capacity compared to financial commitments

The Company assesses that it has the ability to pay in relation to the financial commitments assumed, mainly considering that:

•	On 12.31.21, the current Gross Debt is R$3,395,960 thousand, which represents 13.2% of the total Gross Debt;

•	the average term period of settlement of the Company's Loans and financing is close to nine years; the Company maintains a balance of Cash and Cash Equivalents, Securities and Restricted Cash, which together reach the amount of R$8,348,052 thousand; and

•	the maturity schedule of the Company's Loans and Financing on 12.31.21 is set out as follows:

	Consolidated (R$ thousands)
	Main	Interest

Current (01.01.22 to 12.31.23)	2,434,990	1,375,349
Non-current
2023	2,907,304	1,246,794
2024	2,114,428	1,085,126
2025	1,396,164	1,012,773
2026	3,772,786	947,903
2027 onwards	15,622,919	7,747,875
Total	28,248,591	13,415,820

d.       Sources of financing for working capital and investments in non-current assets used

The Company's main sources of liquidity have been cash generation from its operating activities, loans and other financing. In the last three fiscal years, the Company raised funds through loan and financing operations with the financial and capital markets, which were used to finance its working capital needs and short and long-term investments (see item 10.1 .f for details on relevant loan and financing agreements).

e.       Financing sources for working capital and investments in noncurrent assets that intends to use for coverage of liquidity deficiencies

The Company will contract new loan and financing operations with the financial and capital markets when it identifies the need for additional resources to finance the long-term investment plan or with the objective of continuing to improve its indebtedness profile. Whenever possible, the Company will prioritize long-term funding and attractive costs for specific purposes.

The Company believes that these funding sources will be sufficient to cover its working capital and investment needs in the normal course of its business.

f.       Debt levels and characteristics of such debts

The Company's main source of indebtedness is the raising of funds to finance its investments in fixed assets and working capital. On 12.31.21, the Company's loans and financing totaled R$25,456,030 thousand, of which R$9,112,478 thousand were denominated in local currency and R$16,343,552 thousand in foreign currency, primarily in US dollars. On 12.31.2020, the Company's loans and financing totaled R $22,404,426 thousand, of which R$6,665,292 thousand were denominated in local currency and R $15,739,134 thousand in foreign currency, primarily in US dollars. On 12.31.2019, the Company's loans and financing totaled R$18,620,279 thousand, of which R$7,613,755 thousand were denominated in local currency and R$11,006,524 thousand in foreign currency, primarily in US dollars.

The Company uses the net funds obtained through financing for capital expenditures, expenses associated with the production process and to maintain liquidity.

The main information used to assess the Company's financial situation is presented in the financial statements for the fiscal years ended December 31, 2021 and 2020. Additionally, in section 3.2 of this form, the Gross Debt and Net Debt, complementary non-accounting metrics, are presented, and in section 3.7 there is the level of indebtedness.

The table below presents an additional breakdown of the Company's indebtedness by type of debt:

	Loans and financing Current on 12.31.21	Loans and financing Non-current at 12.31.21	Total loans and financing on 12.31.21	Total loans and financing on 12.31.20	Total loans and financing on 12.31.19
	(In thousands of BRL)
Development Bank Credit Lines	3,865	3,814	7,679	-	45,516
Export Credit Lines	442,405	3,073,868	3,516,273	2,408,697	1,612,365
Working capital	396,941	10,021	406,962	368,681	3,312,639

Special asset sanitation program	-	-	-	-	284,308
CRA - Agribusiness Receivables Certificate	52,691	915,257	967,948	821,093	1,597,447
Debentures	137,316	4,072,699	4,210,015	3,022,005	755,760
Tax incentives	3,601	-	3,601	44,816	5,720
National currency	1,036,819	8,075,659	9,112,478	6,665,292	7,613,755

Export credit lines	152,734	915,257	311,385	392,636	407,275
Bonds	1,668,452	4,072,699	15,544,012	14,829,993	10,407,484
Advances on Exchange Contracts ("ACC")	3,103	-	3,103	-	-
Working capital	341,960	143,092	485,052	516,505	191,765
Foreign currency	2,166,249	14,177,303	16,343,552	15,739,134	11,006,524

Total:	3,203,068	22,252,962	25,456,030	22,404,426	18,620,279

The following tables present the changes in the Company's Loans and Financing on 12.31.21 and in the two previous fiscal years:

Current and Non-Current Loans and Financing – Fiscal year ended 12.31.21 (In thousands of reais)

											Consolidated
	Charges (yy)	Average interest rate (p.a.)	PMPV (1)	Balance 12.31.20	Tomado	Business combination	Amortization	Interest paid	Appropriate interest	Var. Exchange	Balance 12.31.21
National currency
Working capital	Pre / CDI	5.24% (3.25% on 12.31.20)	0.7	368,681	400,000	25,950	(389,734)	11,910	(13,975)	-	406,962
CRA - Agribusiness Receivables Certificate	IPCA	16.57% (10.21% on 12.31.20)	2.0	821,093	-	-	-	95	146,760	-	967,948
Development bank lines of credit	TJLP / TLP / IPCA / FINAME	3.12%	3.7	-	-	9,006	(344)	-	14	-	8,676
Debentures	CDI / IPCA	15.54% (8.28% on 12.31.20)	7.3	3,022,005	965,549	-	-	(188,668)	411,129	-	4,210,015
export facility	Pre / CDI + vc USD	10.87% (3.69% on 12.31.20)	4.2	2,408,697	937,250	20,456	(5,632)	(117,679)	122,510	150,671	3,516,273
Tax incentives	Pre	2.40% (2.40% on 12.31.20)	-	44,816	82,064	-	(123,236)	(797)	754	-	3,601
				6,665,292	2,384,863	55,412	(519,953)	(319,046)	695,239	150,671	9,112,478
Foreign currency
Bonds	Pre + vc USD and EUR	4.82% (4.81% on 12.31.20)	11.6	14,829,993	-	-	(314,806)	(790,836)	888,804	930,857	15,544,012
Export credit lines	Pre / LIBOR + vc USD	3.43% (3.13% on 12.31.20)	1.3	392,636	-	30,476	(138,870)	-10,867	(10,466)	27,544	311,385
Advances on Exchange Contracts ("ACC")	Pre + vc USD	-	-	-	249,000	2,672	249,000	(1,182)	1,363	250	3,103
Working capital	Pre + vc TRY and USD	13.35% (10.98% on 12.31.20)	1.5	516,505	356,919	29,555	(172,718)	(71,436)	85,339	(259,112)	485,052
				15,739,134	605,919	62,703	(875,394)	(874,321)	985,972	699,539	16,343,552
				22,404,426	2,990,782	118,115	(1,395,347)	(1,193,367)	1,681,211	850,210	25,456,030
Current Assets				1,059,984							3,203,068
Non-current				21,344,442							22,252,962

Current and Non-Current Loans and Financing – Fiscal year ended 12.31.20

(BRL thousands)

										Consolidated
	Charges (yy)	Average interest rate (p.a.)	PMPV (1)	Balance 12.31.19	Tomado	Amortization	Interest paid	Appropriate interest	Var. Exchange	Balance 12.31.20
National currency
Working capital	Pre / CDI	3.25% ( 6.07% on 12.31. 19)	0.6	3,312,639	1,200,000	(3,947,237)	(340,227)	143,506	-	368,681
CRA - Agribusiness Receivables Certificate	IPCA	10.21% ( 6.73% on 12.31. 19)	3.0	1,597,447	-	780,000	(100,932)	104,578	-	821,093
Development bank lines of credit	TJLP / TLP / IPCA / FINAME	( 5.09% on 12.31. 19)	-	45,516	-	(45,470)	(427)	381	-	-
Debentures	CDI / IPCA	8.28% (7.40% on 12.31.19)	7,7	755,760	2,124,725	-	38,339	179,859	-	3,022,005
export facility	Pre / CDI + vc USD	3.69% ( 5.83% on 12.31. 19)	6.8	1,612,365	1,490,809	1,113,176	(111,498)	152,968	377,229	2,408,697
Special asset sanitation program	IGPM	( 12.22% on 12.31. 19)	-	284,308	-	(287,621)	5,142	8,455	-	-
Tax incentives	Pre	2.40% (2.40% on 12.31. 19)	-	5,720	73,671	34,609	(667)	701	-	44,816
				7,613,755	4,889,205	(6,208,113)	(597,232)	590,448	377,229	6,665,292
Foreign currency
Bonds	Pre + vc USD and EUR	4, 81% (4, 36% in 31.12. 19)	12.4	10,407,484	4,282,961	(3,010,421)	(760,879)	881,137	3,029,711	14,829,993
Export credit lines	Pre / LIBOR + you USD	3.13% ( 5, 77 % on 12.31. 19)	2.2	407,275	-	(118,113)	(20,686)	17,627	106,533	392,636
Advances on Exchange Contracts ("ACC")	Pre + vc USD	-	-	-	529,211	(529,210)	-	-	(1)	-
Working capital	Pre + vc TRY and USD	10.98% ( 16.56% on 12.31. 19)	1.2	191,765	718,956	(381,502)	(42,742)	46,704	(16,676)	516,505
				11,006,524	5,531,128	(4,039,246)	(824,307)	945,468	3,119,567	15,739,134
				18,620,279	10,420,333	(10,247,359)	(1,421,539)	1,535,916	3,496,796	22,404,426
Current Assets				3,132,029						1,059,984
Non-current				15,488,250						21,344,442

Current and Non-Current Loans and Financing – Fiscal year ended on 12.31.19

(BRL thousands)

										Consolidated
	Charges (yy)	Average interest rate (p.a.)	PMPV (1)	Balance 12.31.18	Disbursed	Amortization	Interest paid	Appropriate interest	Var. Exchange	Balance 12.31.19
National currency
Working capital	Pre-fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,023	1,193,616	(3,745,967)	(421,600)	423,567	-	3,312,639
CRA - Agribusiness Receivables Certificate	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999.90 5 )	(139,633)	139,483	-	1,597,447
Development bank lines of credit	Pre-fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	7,005	11,053	-	45,516
Debentures	CDI / IPCA	7.90%	6.2	-	742,250	(15)	16,372	29,897	-	755,760
export facility	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	31,700	(108,845)	149,986	-	1,612,365
Special asset sanitation program	IGPM	12.22% (12.45 on 12.31.18)	0,2	273,426	-	-	8,554	19.436	-	284,308
Tax incentives	Pre-fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720
				10,627,140	1,983,666	(5,068,469)	(702,579)	773,997	-	7,613,755
Foreign currency
Bonds	Fixed rate + vc USD and EUR	4.36% (4.07% 12.31.18)	6.0	9,746,446	3,082,040	(2,906,635)	(504,774)	648,991	341,416	10,407,484
Export credit lines	LIBOR + you USD	5.54% (2.47% on 12.31.18)	3.2	1,383,192	-	(948,646)	$31,277	28,937	(24,931)	407,275
Advances on Exchange Contracts ("ACC")	Pre-fixed + vc USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	(10,249)	12,831	17,945	-
Working capital	Prefixed + vc TRY	16.56% (21.91% on 12.31.18)	1.1	194,474	240,702	(229,919)	41,974	42,237	(13,755)	191,765
				11,538,304	3,415,492	(4,412,669)	(588,274)	732,996	320,675	11,006,524
				22,165,444	5,399,158	(9,481,138)	(1,290,853)	1,506,993	320,675	18,620,279
Current Assets				4,547,389	-	-	-	-	-	3,132,029
Non-current				17,618,055	-	-	-	-	-	15,488,250

i.        Relevant loan and financing agreements

The main loan and financing instruments in effect on December 31, 2021 are described below.

Loans and Financing in National Currency

Development Bank Credit Lines

Development Bank Credit Lines. During the year in 2020, the Company had outstanding obligations with BNDES , including loans obtained under the FINEM program . Loans with BNDES were entered into to finance the acquisition of machinery and equipment, as well as the construction, improvement and expansion of production facilities. The principal amount and interest on these loans they were usually paid monthly . The principal amount of the loans was denominated in Reais with interest rates subject to TJLP and Selic variations. These loans are included in the “Development Bank Credit Line – National Currency” line in the tables above. All credit lines with development banks were settled during 2020. In 2021, as a result of the acquisition of the companies Mogiana and Hercosul, the Company absorbed lines of credit with development banks, the principal amount of which is denominated in reais with interest rates subject to TJLP/TLP and IPCA variations. On 12.31.21, the outstanding balance was R$7,679 thousand.

Working Capital Credit Lines

Rural Credit Financing. The Company had loans in the amount of R$383,342 thousand on 12.31.21 with commercial banks that, under a Federal Government program, offer attractive interest rates of 5.14% pa, focused on encouraging rural activities, maturing in 2022 . The proceeds of these loans are generally applied and are included in the “Working capital – National Currency” line in the tables above. These lines of credit are included in the "Working Capital — Local Currency" line in the table above.

Other Working Capital Lines. The Company had other working capital lines in the amount of R$23,620 thousand on 12/31/21 with commercial banks, with maturity dates between 2022 and 2025. Generally, the Company uses the proceeds of these loans for working capital.

Export Credit Lines

Export pre-financing lines . The Company has a pre-financing facility for exports with a total balance of R$3,516,273 thousand on 12.31.21. The indebtedness under these lines of credit is denominated in Reais with maturity dates between 2022 and 2028 . These loans are included in the “Export Credit Line – National Currency” line in the tables above.

Tax Incentives

State Tax Incentives . The Company also has credits offered under state tax incentive programs to promote investment in these states, with a balance of R$3,601 thousand on 12.31.21. Under these programs, the Company was granted a credit proportional to the payment of ICMS generated by investments in the construction or expansion of production units in these states. These credits have a term of 20 years and fixed interest rates. These lines of credit are included in the “Tax Incentives – National Currency” line in the tables above.

Certificate of Agribusiness Receivables ("CRA")

On December 16, 2016, the Company concluded the issuance of CRA linked to the public offering of distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$1,500,000 thousand, net of interest. The issuance of the 1st Series totaled R$780,000 thousand at a cost of 96.00% of the Interbank Deposit rate, with the principal due in a single installment on December 16, 2020 and interest paid every 8 months. The issuance of the 2nd Series, in turn, totaled R$720,000 thousand, at a cost of 5.8970% pa updated by the IPCA variation, with the principal due in a single installment on December 18, 2023 and interest paid every 16 or 18 months. The CRAs are backed by credits arising from the Company's exports contracted with BRF Global GmbH and BRF Foods GmbH and were assigned and/or pledged to said securitization company. This operation is included in the “Agribusiness Receivables Certificate – National Currency” line in the tables above. On 12.31.21, the outstanding balance of this line was R$967,948 thousand. [

Debentures

1st Issue of Debentures: On April 30, 2019, 750,000 Debentures were subscribed with a unit par value of R$1,000.00, totaling R$750,000 thousand, being issued in 3 series. The Debentures are simple, non-convertible into shares, unsecured and with restricted efforts. The 1st series has an amount of R$70,000 thousand, remunerated at CDI+0.80% with semi-annual interest payments and a single principal maturity in 2022. The 2nd series has an amount of R$411,732 thousand, remunerated at IPCA+5.50% with semi-annual interest payments and principal maturity in 2025 and 2026. The 4th series has an amount of R$268,268 thousand, remunerated at CDI+1.45% with semi-annual interest payments and principal maturity in 2025 and 2026. On 12.31.21, the outstanding balance for the 1st, 2nd and 3rd series was R$823,946 thousand.

2nd Issue of Debentures: On July 14, 2020, the 2nd (second) issue of simple, non-convertible debentures, of the 2 (two) series, for private placement, was approved by the Company. The Debentures were the subject of a private placement with VERT, within the scope of the 46th (forty-sixth) issuance of agribusiness receivables certificates, in a single series, from the Securitizer (“CRA”), backed by the agribusiness credit rights arising from the Debentures, which were, on 07.14.2020, object of public distribution with restricted efforts, pursuant to Law No. 11,076, of December 30, 2004, as amended, of CVM Instruction No. 600, of August 1, 2018, as amended, and CVM Instruction No. 476, of January 16, 2009, as amended.They were subscribed by the Securitizer, within the scope of the Private Placement, 2,200,000 Debentures with unit par value of R$1,000.00, totaling R$2,200,000 thousand. The 1st series has an amount of R$705,000 thousand, remunerated at IPCA+5.30%, with semi-annual interest payments and a single principal maturity in 2027. The 2nd series has an amount of R$1,495,000 thousand, remunerated at IPCA+5.60% with semi-annual interest payments and principal maturity in 2028, 2029 and 2030. As of 12.31.21, the outstanding balance of this line is R$2,351,363 thousand.

3rd Issue of Debentures: On May 28, 2021, the Company approved the 3rd (third) issue of simple, non-convertible, unsecured debentures, in a single series, for private placement. The Debentures were the subject of a private placement with VERT, within the scope of the 60th (sixtieth) issue of agribusiness receivables certificates, in a single series, from the Securitizer ("CRA"), backed by the agribusiness credit rights arising from the Debentures, the which were, on June 2, 2021, subject to public distribution with restricted efforts, pursuant to Law No. 11,076, of December 30, 2004, as amended, of CVM Instruction No. 600, of August 1, 2018, as amended, and of CVM Instruction No. 476, of January 16, 2009, as amended.Under the Private Placement, 1,000,000 (one million) of Debentures were subscribed by the Securitizer, with a unit face value of R$1,000.00 (one thousand reais), totaling the amount of R$1,000,000,000.00 (one billion reais). The Debentures will mature on May 14, 2031. As of 12/31/21, the outstanding balance of this line was of R$1,034,706 thousand.

Loans and financing in foreign currency

Advance on Exchange Contract

The Company had a foreign exchange contract advance facility, maturing in 2022. The indebtedness under these lines of credit was generally denominated in US dollars, with fixed interest. On 12.31.21, the outstanding balance of this line totaled R$3,103 thousand.

Export Credit Lines

Export pre-financing lines : The Company has a line pre-financing for exports, with a total balance of R$311,385 thousand, on 12.31.21. Indebtedness under these lines of credit is generally denominated in US dollars, with maturity dates between 2022 and 2024. Interest on these lines accrues over a period of six and twelve months and is equivalent to LIBOR plus spread. within the scope of this line , the Company received a loan from one or more creditors guaranteed by receivables related to the exports of its products to specific customers, as in all operations of this nature.

Working Capital Credit Lines

These are funds obtained from international financial institutions, used mainly as working capital, mainly from subsidiaries located in Turkey, in the amount of R$485,052 thousand and with maturities from 2022 to 2027.

Bonds

Senior Notes BRF 2022 : On June 6, 2012, the Company issued Senior Notes in the total notional amount of US$500,000 thousand, nominal interest rate of 5.88% pa, effective rate of 6.00% pa and maturity on June 6, 2022. On June 26, 2012, the Company raised an additional US$250,000 thousand, with a nominal interest rate of 5.88% pa and an effective rate of 5.50% pa On May 28, 2015, the Company finalized an offering repurchase agreement in the amount of US$577. 130 thousand, so the remaining balance totaled US$172. 870 thousand, with the premium paid in the transaction, net of interest, in the amount of US$79. 355 thousand (equivalent to BRL 251,936 thousand). On September 14, 2016, the Company finalized a repurchase offer in the amount of US$54. 208 thousand , premium is paid on the transaction, net of interest, in the amount of US$5. 692 thousand (equivalent to R$18. 933 thousand). On September 18, 2019, the Company finalized a repurchase offer in the amount of US$9,350 thousand, with the premium paid US$362 thousand (equivalent to R$1. 484 thousand), net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of US$27,190 thousand, with the premium paid US$1,360 thousand (equivalent to R$7,089 thousand) , net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of US$11,194 thousand, with the premium paid US$672 thousand (equivalent to R$3,742 thousand) , net of interest. Said premium, paid to holders of existing bonds, was recorded as a financial expense. On 12.31.21, the outstanding amount of principal and interest of these Senior Notes is R$396,802 thousand.

Senior Notes BRF 2023 : On May 15, 2013, the Company made an offering abroad of 10-year bonds, in the total amount of US$500,000 thousand, with principal due on May 22, 2023 (" Senior Notes BRF 2023 ”), issued with a coupon (interest) of 3.95% per year ( yield to maturity of 4.135%), paid semiannually, as of November 22, 2013. On September 18, 2019, the Company finalized a repurchase offer in the amount of US$154,011 thousand, with the premium paid US$1,733 thousand (equivalent to R$7. 099 thousand), net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of US$60,567 thousand, with the premium paid US$1,120 thousand (equivalent to R$5,843 thousand) , net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of US$51,389 thousand, with the premium paid US$1,876 thousand (equivalent to BRL 10,450 thousand) , net of interest. Said premium, paid to holders of existing bonds, was recorded as a financial expense. On 12.31.21, the outstanding amount of principal and interest of these Senior Notes is R$1,303,821 thousand.

Senior Notes BRF 2024 : On May 15, 2014, the Company concluded an offer of Senior Notes term, in the total amount of US$750,000 thousand, with principal due on May 22, 2024 (" Senior Notes BRF 2024 ”), issued with a coupon (interest) of 4.75% per year ( yield to maturity of 4.952%), to be paid semi-annually, as of November 22, 2014. On September 18, 2019, the Company finalized a repurchase offer in the amount of US$232,142 thousand, with the premium paid US$9,250 thousand (equivalent to BRL 37,900 thousand) , net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of US$64,144 thousand, with the premium paid US$1,988 thousand (equivalent to R$10,369 thousand) , net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of US$158,351 thousand, with the premium paid US$10,372 thousand (equivalent to R$57,738 thousand) , net of interest. Said premium, paid to holders of existing bonds, was recorded as a financial expense. In 12.31.21 , the outstanding principal and interest amount of these Senior Notes it's from BRL 1,653,847 thousand.

Euro Notes: On May 29, 2015, the Company concluded an offer of Senior Notes of seven years, in the total amount of EUR500,000 thousand, with principal due on May 3, 2022, issued with a coupon (interest) of 2.75% per year (yield to maturity of 2.822%), to be paid annually, as of June 3, 2016. On September 18, 2019, the Company finalized a repurchase offer in the amount of EUR175,219 thousand, with a premium paid in the amount of EUR8,542 thousand (equivalent to R$38,718 thousand) , net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of EUR119,061 thousand, with the premium paid EUR1,786 thousand (equivalent to R$10,836 thousand) , net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of EUR39,048 thousand, with the premium paid EUR937 thousand (equivalent to R$6,092 thousand) , net of interest. Said premium, paid to holders of existing bonds, was recorded as a financial expense. On 12.31.21, the outstanding amount of principal and interest of these Senior Notes is R$1,072,454 thousand.

Senior Notes BRF 2026: On September 29, 2016, the Company, through its wholly-owned subsidiary BRF GmbH, concluded the offer of Senior Notes term of 10 (ten) years, in the total amount of US$500,000 thousand, with principal maturity on September 29, 2026, issued with a coupon (interest) of 4.35% pa ( yield to maturity of 4.625%), to be paid semi-annually, as of March 29, 2017. On September 14, 2020, the Company finalized a repurchase offer in the amount of US$718 thousand, with the premium paid US$28 thousand (equivalent to BRL 151 thousand) , net of interest. Said premium, paid to holders of existing bonds, was recorded as a financial expense. On 12.31.21, the outstanding amount of principal and interest of these Senior Notes is R$2,779,725 thousand.

Senior Notes BRF 2030 : On September 24, 2019, the Company concluded an offer of Senior Notes in the total amount of US$750,000 thousand, with principal due on January 24, 2030, issued with a coupon (interest) of 4.875% per year. On December 31, 2020 , there were US$750,000 thousand (equivalent to R$3. 897,525 thousand) of outstanding principal of these securities. On June 2, 2021, the offer to repurchase the 4.875% Senior Notes (" Buyback Offer ”) and, on June 30, 2021, the Company announced the closing and final result of the 4.875% Repurchase Offer Senior Notes. The Repurchase Offer was not conditional on the repurchase of any minimum principal amount of 4.875% Senior Notes , but the Company's obligation to complete the Repurchase Offer was conditioned to the total repurchase amount not exceeding US$180,000,000.00 (one hundred and eighty million US dollars). THE Company paid the principal amount of USD 59,402,000.00 (equivalent to BRL 297,141,000.00). The repurchases generated financial expenses in the amounts of R$14,114,000 referring to the premium paid, R$2,491,000.00 of taxes and R$3,089,394.87 referring to the write-off of issuance costs. In 12.31.21 , the outstanding principal and interest amount of these Senior Notes it's from BRL 3,914,280 thousand.

Senior Notes BRF 2050 : On September 21, 2020, the Company concluded an offer of Senior Notes in the total amount of US$500,000 thousand, with principal due on September 21, 2050, issued with a coupon (interest) of 5.75% per year. On October 26, 2020, the Company raised an additional US$300,000 thousand, issued with a coupon (interest) of 5.75% per year. In 12.31.21 , the outstanding principal and interest amount of these Senior Notes it's from BRL 4,423,083 thousand.

Derivatives

Within the scope of the Financial Risk Management Policy, with the objective of protecting the Company against price uncertainties of risk factors (currencies, commodities and interest), the Company entered into currency derivative contracts that had a fair value payable of R$241,461 thousand, commodities which had a positive fair value of R$47,620 thousand and interest derivative contracts which had fair value payable of R$30,108 thousand on 12/31/21 with different financial institutions on different maturity dates.

Other lines of credit

Revolving Lines of Credit. In order to maintain a prudent and sustainable position of short-term liquidity and in continuity with the strategy of extending the average term and reducing the cost of its debts, on 12.27.19, the Company contracted with Banco do Brasil a revolving credit facility in the amount of up to R$1,500,000 thousand, maturing in three years. In October 28, 20 20, the Company also contracted with Banco do Brasil an additional revolving credit facility, up to the limit of R$1,500,000 thousand, for a period of three years. Said lines of credit may be fully or partially disbursed at the Company's discretion, when necessary. On 12.31.21 the lines were available, but had not been used.

Obligations

Several of the instruments that govern the Company's indebtedness contain limitations on encumbrances and some of the instruments that govern the indebtedness contain other clauses, such as limitations on mergers and sales of assets and transactions with affiliates. On 12.31.21, the Company was in compliance with the clauses contained in the debt instruments. Such debt instruments include customary default events. The instruments that govern a substantial part of the Company's indebtedness contain cross-default or cross-acceleration clauses, so that the occurrence of a default event in one of these instruments could trigger a default event in another indebtedness or allow a creditor, under another debt instrument, which accelerates the maturity event.

Relevant financial contracts signed after December 31, 2021

Relevant financial contracts entered into after December 31, 2021 (base date of this Reference Form) are described in Section 3.9 of this Reference Form.

ii.        Other long-term relationships with financial institutions

The Company has agreements with financial institutions whose objective is to facilitate access to credit for its partner rural producers for the construction of aviaries, farms and adaptations.

It also has agreements that seek to facilitate access to credit for its suppliers who wish to anticipate receivables from the Company.

Finally, the Company has operations with derivatives aimed at protecting against exchange rate variations, commodity prices and interest rates, without speculative purposes. These operations are accounted for at fair value.

iii.        Degree of subordination among debts

There is no degree of contractual subordination between the Company's unsecured financial debts. Currently, the Company does not have financial debts that have a real guarantee.

iv.       Any restrictions imposed on the issuer, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the disposal of corporate control, as well as whether the issuer comes complying with these restrictions.

The Company's debts described in this item 10.1 (f) have, as the case may be, covenants customary non-financial contracts entered into in the financial and capital markets, which may cause the early maturity of one or more contracts due, for example: (i) to the default by the Company, from defined limits, as the case may be; (ii) to cross default , from defined limits, as the case may be; (iii) upon early maturity of other debts ( cross-acceleration ), from defined limits, as the case may be; (iv) restrictions on the distribution of dividends, in the event of default; (v) restrictions on the sale of assets, from certain limits, excluding types of assets and operations, as the case may be; (vi) the sale of corporate control, etc.; (vii) change of control; etc. Such obligations are being met in accordance with contractual requirements. The Company does not have covenants funds in their contracts.

g.limits of contracted financing and percentage already used

All financing agreements entered into by the Company were fully disbursed, except at Revolving Credit facilities , mentioned above, that remained available according to the opening balance of BRL 3,000,000 thousand, but not disbursed .

h.significant changes in each item of the financial statements

Fiscal year ended December 31, 2021 compared to fiscal year ended December 31, 2020

The following table presents financial information for the fiscal years ended December 31, 2021 and December 31, 2020.

( In thousands of BRL, except when % )	12.31.21 (1)	AV-% 12.31.21 (2)	12.31.20 (1)	% 12.31.20 (2)	Variation % 2021 x 2020
CONTINUING OPERATIONS
NET REVENUE	48,343,305	100,0%	39,469,700	100.00%	22.5%
Cost of goods sold	(38,177,609)	.79%	(30,133,769)	-76.3%	26.7%
GROSS PROFIT	10,165,696	21.0%	9,335,931	23.7%	8.9%
OPERATING INCOME (EXPENSES)
Sales	(6,531,413)	-13.5%	(5,673,030)	-14.4%	15.1%
General and administrative	(822,960)	-1.7%	(832,858)	-2.1%	-1.2%
Loss through impairment of accounts receivable	(12,799)	0.0%	12,137	0.0%	5.5%
Other operating income, net (expenses)	211,263	0.4%	28,887	0.1%	631.3%
Equity method	-	0.0%	-	0.0%	-
PROFIT BEFORE FINANCIAL REVENUE	3,009,787	6.2%	2,846,793	7.20%	5.7%
Financial incomes	537,736	1.1%	420,757	-4.80%	27.8%
Financial expenses	3,331,615	-6.9%	(1,889,454)	1.10%	76.3%
Inflation adjustments and exchange rate changes	(250,696)	-0.5%	(230,298)	-0.60%	8.9%
Net financial revenues (expenses)	(3,044,575)	-6.3%	(1,698,995)	-4.3%	79.2%
Profit before taxes on profit	(34,788)	-0.1%	1,147,798	2.90%	103
Taxes on profits	552,102	1.1%	242,271	0.60%	127.9%
NET INCOME FROM CONTINUING OPERATIONS	517,314	1.1%	1,390,069	3.50%	62/8
NET LOSS FROM DISCONTINUED OPERATIONS	(79,930)	-0.2%	-	0.00%	-!
NET INCOME FOR THE YEAR	437,384	0.9%	1,390,069	3.50%	-68.5%
Net Income Continuing Operations Attributable to
Controlling shareholders	499,385	1.0%	1,383,564	3.50%	63-9
Non-controlling interest	17,929	0.0%	6,505	0.00%	175.6%
	517,314	1.1%	1,390,069	3.50%	62/8
Net Loss Discontinued Operations Attributable to
Controlling shareholders	(79,930)	-0.2%	-	0.00%	-
Non-controlling interest	-	-	-	-	-
	(79,930)	-0.2%	-	0.00%	-

(1) Information extracted from the Consolidated Financial Statements as of December 31, 2021 and December 31, 2020.

(2) Representativeness in relation to Net Revenue.

Net Income

( In thousands of BRL, except when % )	12.31.21	12.31.20
Net revenue
Brazil
In natura	6,002,585	5,014,250
Poultry	4,544,724	3,738,560
swine and others	1,457,861	1,275,690
Processing	18,729,686	15,944,162
Other sales	76,618	26,707
	24,808,889	20,985,119
International
In natura	18,212,688	14,570,620
Poultry	15,818,512	12,246,499
swine and others	2,394,176	2,324,121
Processing	2,955,431	2,366,204
Other sales	346,585	303,370
	21,514,704	17,240,194
Other Segments
Others	2,019,712	1,244,387
	48,343,305	39,469,700

Presentation of operating segments and net sales information

The Company's operating segments include: (i) Brazil; (ii) International, which concentrates all operations outside Brazil; and (iii) Others, which includes operations in the sector pet , ingredients and others. These segments include sales through all distribution channels and operations, subdivided according to the nature of the following products: (i) poultry (whole and in natura cuts), (ii) pork and others (in natura cuts); (iii) processed (processed foods, frozen and processed products derived from poultry, pork, margarine, vegetables and soy-based products); and (iv) other sales (flour for food service and others). Others are divided into marketing and development of ingredients for animal nutrition, human nutrition, plant nutrition (fertilizers), health (health and wellness) and pet food, as well as marketing of agricultural products.

Net revenues are shown after deducting gross income taxes and discounts and returns. Total sales deductions can be broken down as follows:

•	ICMS - ICMS is a state value-added tax on gross revenues in the Brazilian market, at a rate that varies according to the state and the product sold. The Company's average ICMS rate for the fiscal year ended December 31, 2021 was 9.39%. Exports are not subject to these taxes.

• PIS and COFINS - PIS and COFINS are federal social contributions levied on gross revenue in the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS in the fiscal year ended on 12.31.21. Additionally, (1) exports are not subject to these taxes, (2) the Company currently benefits from a rate reduction to zero with respect to in natura cuts of pork and poultry, and (3) financial revenues are subject to PIS and COFINS at tax rates of 0.65% and 4.0%, respectively.

• Discounts, returns and other deductions - Discounts, returns and other deductions are unconditional customer discounts, product returns and other deductions from gross revenues.

Most deductions on gross sales are attributed to the following taxes: ICMS, PIS and COFINS. Consequently, deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than deductions from gross sales in export markets.

The table below sets forth gross revenues and deductions for the years ended December 31, 2021 and 2020:

Fiscal year ended on December 31,	2021	2020	Variation
	(In thousands of Reais)		(%)
Gross revenue
Brazil	30,700,510	26,017,981	18.0%
International	22,959,318	18,514,099	24.0%
Other segments	2,319,991	1,378,344	68.3%
Total	55,979,819	45,910,424	21.9%
Deductions from gross income
Brazil	(5,891,621)	(5,032,862)	17.1%
International	(1,444,614)	(1,273,905)	13.4%
Other segments	(300,279)	(133,957)	124.2%
Total	(7,636,514)	(6,440,724)	18.6%
Net revenue
Brazil	24,808,889	20,985,119	18.2%
International	21,514,704	17,240,194	24.8%
Other segments	2,019,712	1,244,387	62.3%
Total	48,343,305	39,469,700	22.5%

The following table presents the consolidated average sales prices:

	Volume - Fiscal Year Ended December 31			Net Revenue - Exercises closed socials on December 31
	2021	2020	Variation	2021	2020	Variation
	(in thousands of tons)		(%)	(in reais per kg)		(%)
Consolidated	4,620	4,479	3.2	10,46	8.81	18.7

Consolidated net revenue from the Company's continuing operations increased by R$ 8,873,605 thousand, or 22.5%, from R$39,469,700 thousand in 2020 to BRL 48,343,305 thousand in 2021, mainly due to a 3.2% increase in sales volume in the year ended 12.31.21 compared to the year ended 12.31.20 (particularly in the International and Other segments) and increase in the average sales prices of 18.7% in the fiscal year closed as of December 31, 2021 compared to average sales prices in the previous year:

1. Brazil – Net revenue from the Brazil segment increased by R$3,823,770 thousand, or 18.2%, from R$20,985,119 thousand in 2020 to R$24,808,889 thousand in 2021 , mainly due to the 19.3% increase in average selling prices. Additionally, considering the challenging context of loss of consumer confidence and pessimistic economic prospects, our competitive advantages, such as brand preference, wide distribution and comprehensive portfolio, among others, demonstrate the effectiveness of BRF's strategy in the Brazilian market, since they were Price increases were conducted to balance industry margins, especially in the processed foods and margarine categories, which resulted in higher average selling prices.

The following table presents a breakdown of sales volume and Net Revenue in Brazil:

	Volume - Fiscal Year Ended December 31			Net Revenue - Exercises closed socials on December 31
	2021	2020	Variation	2021	2020	Variation

	(in thousands of tons)		(%)	(in thousands of reais)		(%)
birds	456	466	(2.1)	4,543,950	3,738,560	21.5
swine and others	128	119	7.4	1,457,861	1,275,690	14.3
Total fresh meat	584	585	(0.1)	6,001,811	5,014,250	19.7
processed	1,711	1,735	(1.4)	18,730,477	15,944,162	17.5
other sales	5	1	335.9	76,601	26,707	186.8
Total	2.300	2,321	(0.9)	24,808,889	20,985,119	18.2

The following table presents the average sales prices in Brazil:

	Average Sales Prices for the years closed socials on December 31
	2021	2020	Variation
	(in reais per kg)		(%)
Brazil	10.78	9.04	19,3

2. International – The net revenue of the international segment increased by R$4,274,510 thousand, or 24.8%, from R$17,240,194 thousand in 2020 to R$21,514,704 thousand in 2021 . The increase is mainly due to a 4.1% expansion in sales volume, as a consequence of an increase in demand for foodstuffs and an increase in average prices of 19.8%, part of which is due to the devaluation of the Real against the US dollar in the period (approximately 4.6%). We realize that the demand for food is heated, which is a reflection of the advance in the pace of vaccination against COVID-19, which makes room for a more optimistic scenario, growth in economic activity and the return of the food service , contributing to the general recovery of the food industry.

The following table presents a breakdown of sales volume and net sales for the International segment:

	Volume - Fiscal Year Ended December 31			Net Revenue - Exercises closed socials on December 31
	2021	2020	Variation	2021	2020	Variation
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
birds	1.498	1,435	4.4	15,818,820	12,246,499	29.2
swine and others	188	194	-3.1	2,394,176	2,324,121	3.0
Total fresh meat	1,686	1,629	3.5	18,212,996	14,570,620	25.0
processed	261	248	5.4	2,955,123	2,366,204	24,9
other sales	10	4	146.9	346,585	303,370	14.2
Total	1,957	1,880	4,1	21,514,704	17,240,194	24.8

The following table provides a further breakdown of international segment sales volume and net sales in Asia, considering direct exports and Halal duty paid (DDP) delivery:

	Volume - Exercises closed socials on December 31			Net Revenue - Exercises closed socials on December 31
	2021	2020	Variation	2021	2020	Variation
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
Asia	551	554	-0.5	6,285,311	5,658,005	11,1
direct exports	685	609	12.5	6,487,537	4,299,739	50.9
DDP Halal	721	717	0.6	8,741,856	7,282,450	20.0
Total	1,957	1,880	4,1	21,514,704	17,240,194	24.8

The following table presents the average sales prices for the International segment:

	Average Sales Prices in the Years closed socials on December 31
	2021	2020	Variation
	(in reais per kg)		(%)
International	10.99	9.17	19.8

3. Other segments – Net revenue from other segments increased by R$775,325 thousand, or 62.3%, from R$1,244,387 thousand in 2020 to BRL 2,019,712 thousand, in 2021 , mainly due to: (i) the expansion of the Ingredients business, which operates by-products of the Company, through the creation of high added value and sustainable products; and (ii) the PET business, through an organic expansion of the Company's product portfolio and inorganic through the acquisitions of Grupo Hercosul and Mogiana, which were concluded on 08/02/21 and 09/01/21 respectively .

The following table presents the average sales prices for other segments:

	Volume - Fiscal Year Ended December 31			Net Revenue - Exercises closed socials on December 31
	2021	2020	Variation	2021	2020	Variation
	(in thousands of tons)		(%)	(in thousands of reais)		(%)
Other Segments	363	277	30.8	2,019,712	1,244,387	62.3

The following table presents the average sales prices for other segments:

	Average Sales Prices in the Years closed socials on December 31
	2021	2020	Variation
	( in real per kg)		(%)
Other Segments	5, 56	4, 48	24*1

Cost of goods sold

in the exercise social closed on 12.31.21 , the cost of goods sold totaled R$38,177,609 thousand, an increase of 26.7% or R$8,043,840 thousand compared to 2020, which was R$30,133,769 thousand. The cost of goods sold in 2021 was impacted by (i) the increase in volumes; (ii) the increase in grain prices; (iii) the effects of inflation on the main production inputs, for example, plastic packaging and cardboard packaging; and (iv) higher fuel, freight, storage and port services costs.

Gross profit

in the exercise social closed on 12.31.21 , gross profit totaled R$10,165,696 thousand, registering an increase of 8.9%, or R$829,765 thousand, compared to 2020 , which was R$9,335,931 thousand, for the reasons listed above. Gross margin dropped from 23.7% in 2020 to 21.0% in 2021. This reduction was mainly driven by the movement of unprecedented inflation of commodities on a global scale, which triggered higher costs of raw materials, packaging and freight, among others. The Company adjusted its prices to compensate for the increase in costs.

The following table provides a breakdown of gross profit for the Brazil, International and Other segments, with additional breakdown of the International segment in Asia, Direct Exports (direct export) and DDP Halal (local distribution):

	Fiscal years ended December 31
	2021	2020	Variation
	(in thousands of reais, except where indicated)		(%)
Brazil	5,350,075	5,194,262	3.0
International:	4,240,493	3,869,861	9,6
Asia	1,000,890	1,598,578	(37.4)
direct exports	1,020,245	545,230	87.1
DDP Halal	2,219,358	1,726,053	28.6
Other segments	575,126	271,808	111.6
TOTAL	10,165,694	9,335,931	8.9

Operating revenue (expenses)

Operating expenses increased 10.3% in the exercise social closed on 12.31.21 , for R$ 7,155,909 thousand, of BRL 6,489,138 thousand in 2020, mainly due to the factors described below.

Expenses with sales

in the exercise social closed on 12.31.21 , selling expenses increased by R$858,383 thousand, or 15.1%, to R$6,531,413 thousand, compared to R$5,673,030 thousand in 2020, as a result of rising freight costs and inflation. Selling expenses represented 13.5% of net revenue in 20 21, a decrease of 0.7 percentage points compared to 14.2% in 2020 .

General and administrative expenses

THE General and administrative expenses decreased by R$9,898 thousand, or 1.2% in the exercise social closed on 12.31.21 compared to the previous year. The decrease was mainly due to the reduction in depreciation expenses in the period.

Other operating income, net (expenses)

in the exercise social closed on 12.31.21 , the Company had revenue under this heading of R$211,263 thousand compared to R$28,887 thousand in 2020, mainly as a result of the collective action agreement expense ( class action ) recognized in 2020 in the amount of R$204,436 thousand, in addition to other effects that can be evaluated in note 27 to the financial statements for the year ended on 12.31.21.

Profit prior to financial income

Income before financial result increased by R$162,994 thousand, or 5.7%, to R$3,009,787 thousand in the fiscal year closed on 12.31.21, compared to the result of R$2,846,793 thousand in 2020.

	Fiscal years ended December 31
(in thousands of R$)	2021	2020
Brazil	1,583,899	2,081,150
International	942,006	1,100,212
Other Segments	393,477	197,233
Subtotal	2,919,382	3,378,595
Empresas / Corporate	90,405	(531,802)
	3,009,787	2,846,793

Items not allocated to segments are presented as Corporate and refer to material events not related to operating segments. In 2020, corporate includes collective action expense ( class action ) in the amount of R$204,436 thousand.

Net financial revenue (expenses)

in the exercise social closed on 12.31.21 , net financial expenses totaled R$3,044,575 thousand, representing an increase of 79.2% or R$1,345,580 thousand, compared to 2020, which was R$ 1,698,995 thousand. This increase in net financial expenses is mainly a result of: (i) the negative impact of the measurement at fair value of the put option granted by the Company to the Qatar Investment Authority to sell its interest in TBQ (owner of Banvit) to the subsidiary BRF Foods GmbH , in the amount of R$858,564 thousand; and (ii) higher interest expenses, mainly due to the increase in IPCA rates (10.06% in the year ended 12.31.21 compared to 4.52% for the year 2020).

Taxes on profits

in the exercise social closed on 12.31.21 , income taxes totaled revenue of R$552,102 thousand, representing an increase of 127.9% or R$309,831 thousand compared to revenue of R$242,271 thousand in 2020. The effective rate in 2021 was a revenue of 1,587.1% compared to the effective rate which represented an expense of 21.1% in 2020. This variation is mainly due to: (i) deferred tax assets from previous years recognized in 2021; (ii) the breakdown of results of foreign subsidiaries that are taxed at different tax rates; (iii) the fact that the Company no longer taxed late payment interest on tax undue payments, also recognizing assets from previous years, as presented in note 10 to the Consolidated Financial Statements in 2021.

Net income from continuing operations

in the exercise social closed on 12.31.21, net income from continuing operations was R$517,314 thousand, representing a reduction of R$872,755 thousand compared to the profit of R$1,390,069 thousand in the same period of the previous year, as a result of the factors described above.

Net loss of discontinued operations

in the exercise social closed on 12.31.21, the net loss from discontinued operations was R$79,930 thousand compared to a null result in the same period of the previous year, due to the completion in 2021 of the price adjustments related to the sale of Campo Austral S.A. and Avex S.A., carried out in 2019.

Net profit for the period

As a result of the above, a profit of R$437,384 thousand was recorded in the exercise social closed on 12.31.21 , compared to a profit of BRL 1,390,069 thousand in 2020.

Cash Flow

	Fiscal years ended December 31
	2021	2020
	(in thousands of reais)
Net cash provided by operating activities⁽1⁾	3,923,636	5,839,169
Net cash invested in investing activities	(3,548,791)	(1,430,989)
Net cash used in financing activities⁽1⁾	572,476	(2,008,581)
Effect of exchange rate variation on cash and cash equivalents	149,826	939,241
Net increase (decrease) in the balance of cash and cash equivalents	(47,805)	3,338,840

(1) As per Note 3 to the Consolidated Financial Statements for the fiscal year ended 12.31.21, the Company changed the classification of interest payments in the cash flow statement, reclassifying this amount from Operating Activities to Financing Activities. This change was made for a better presentation of the Company's cash flows and harmonization with the reports used by management in its management. To ensure comparability between the periods presented, the Company also reclassified the fiscal year ended in 2020.

Net cash generated from operating activities

Net cash flows generated from operating activities were recorded in the amount of R$3,923,636 thousand in 2021, compared to cash flows generated from operating activities of R$5,839,169 thousand in 2020. The decrease of R$1,915,533 thousand is mainly due to: (i) the higher allocation of funds to working capital items in the amount of R$242,974 thousand; (ii) lower cash receipts related to derivative financial instruments in 2021 in the amount of R$657,218; among other effects.

Net cash used in investment activities

The Company recorded net cash flows invested in investing activities in the amount of BRL 3,548,791 thousand in 2021, compared to net cash flows invested in investing activities of BRL 1,430,989 thousand in 2020. The increase of R$2,117,802 thousand is mainly due to the increase in investments in fixed, intangible and biological assets in the amount of R$1,067,792 thousand and the business combinations that took place in the period with Joody Al Sharqiya Food Production Factory, Grupo Hercosul and Mogiana Alimentos S.A., in the amount of R$985,639 thousand net of acquired cash.

Net cash used in financing activities

The Company recorded net cash flows invested in financing activities in the amount of R$572,476 thousand in 2021, compared to net cash flows generated in financing activities of R$2,008,581 thousand in 2020. This variation is mainly due to an increase of R$1,422,461 in the amount of funds from debt issuance, net of amortizations, in 2021 compared to 2020.

Liquidity and Capital Resources

On 12.31.21, the Company recorded R$7,528,820 thousand in cash and cash equivalents. Of this amount, R$2,888,024 thousand, or 38.36%, was held in jurisdictions outside Brazil. There is a regular review of the value of cash and cash equivalents held outside Brazil to determine the amounts necessary to finance the current operations of the foreign subsidiaries and their growth initiatives, as well as the amounts necessary to meet the Brazilian indebtedness and related obligations of the Company. If these amounts are withdrawn from these jurisdictions or repatriated to Brazil, the Company may be subject to Brazilian taxes on the repatriation. The main cash needs are debt service, capital expenditures related to expansion and acquisition programs and the payment of dividends and interest on shareholders' equity. The main sources of cash have been cash flows from operating activities, loans and other financing, in addition to sales of securities. Although the Company has substantial indebtedness maturing in the coming years, it believes that current cash and cash equivalents, together with cash flows from operating activities and plans to extend the maturity of a portion of current indebtedness, will be sufficient. to cover working capital needs and debt servicing in the normal course of business.

Comparison of positions as of December 31, 2021 and 2020 of balance sheet accounts

( In thousands of BRL, except when % )	12.31.21 (1)	AV - % 12.31.21	12.31.20 (1)	% 12.31.20	Variation % 2021 x 2020
ACTIVE
CURRENT
Cash and cash equivalents	7,528,820	13,50%	7,576,625	15.3%	-0.60%
Bonds and securities	346,855	0.60%	314,158	0.6%	10.40%
Bills receivable from customers and other receivables	4,107,156	7.30%	4,136,421	8,3%	70%
Stocks	9,654,870	17. 30%	6,802,759	13.7%	41.90%
Biological assets	2,899,921	5.20%	2,129,010	4.3%	36.20%
Recoverable levies	976,133	1.70%	899,120	1.8%	8.60%
Taxes recoverable on profit	71,762	0.10%	43,840	0.1%	63-70
Derivative financial instruments	134,551	0.20%	377,756	0.8%	-64.40%
Restricted cash	(24,963)	0.00%	1	0.0%	2496200.00%
Assets held for sale	16.628	0.00%	186,025	0.4%	-91.10%
Other current assets	481,464	0.90%	446,269	0.9%	7.90%
Total of current assets	26,243,123	46.90%	22,911,984	46.1%	14.50%
NONCURRENT
NON CURRENT RECEIVABLES
Bonds and securities	447,413	0.80%	344,577	0.7%	29.80%
Bills receivable from customers and other receivables	34,978	0.10%	49.864	0.1%	29-90
Recoverable levies	4,780,096	8.60%	4,868,198	9.8%	-1.80%
Taxes recoverable on profit	206,355	0.40%	54,859	0.1%	276.20%
Deferred taxes on profits	2,941,270	5.30%	2,109,064	4.2%	39:50
Legal deposits	550,319	1.00%	553,341	1.1%	.50%
Biological assets	1,414,482	2.50%	1,221,749	2.5%	15.80%
Derivative financial instruments	10.804	0.00%	234	0.00%	4517.10%
Restricted cash	1	0.00%	24,357	0.00%	0.00%
Other non-current assets	76,757	0.10%	82,123	0.2%	6.50-
Long-term assets	10,462,475	18.70%	9,308,366	18.7%	12.40%
Investments	7,113	0.00%	8,874	0.0%	-19.80%
Property, Plant & Equipment	13,040,862	23.30%	12,215,580	24.6%	6.80%
Intangible assets	6,149,814	11.00%	5,220,102	10,5%	17.80%
Total non-current assets	29,660,264	53.10%	26,752,922	53.9%	10/90
TOTAL ASSETS	55,903,387	100.00%	49,664,906	100,0%	12.60%

(1) Information extracted from the Consolidated Financial Statements for the years ended December 31, 2021 and 2020.

Current assets

Current assets totaled R$26,243,123 thousand on 12.31.21 and R$22,911,984 thousand on 12.31.20, representing an increase of R$3,331,139 thousand, or 14.50%. On 12.31.21, current assets represented 46.9% of total assets, compared to 46.1% in the previous year. The main effects are described below.

Cash and cash equivalents

The heading of cash and cash equivalents showed a reduction of R$47,805 thousand, or 0.6%, from R$7,576,625 thousand on 12/31/20 to R$7,528,820 thousand on 12/31/21, as a result of the effects shown in “Cash Flow” section above this form.

Bills receivable from customers and other receivables

Accounts receivable from customers and other receivables amounted to R$4,107,156 thousand on 12.31.21, showing a reduction of R$29,265 thousand, or 0.70%, in relation to 12.31.20, which was R$4,136. 421 thousand. The variation is mainly due to the higher volume of assignment of receivables on 12.31.21.

Inventories

Inventories increased from R$6,802,759 thousand on 12.31.20 to R$9,654,870 thousand on 12.31.21, increasing by R$2,852,111 thousand, or 41.9%. The increase is mainly due to the increase in the cost of grains and the inflation of other inputs in addition to the business combination with the companies Hercosul and Mogiana ..

Biological Assets - Current

The heading of biological assets increased by R$770,911 thousand, or 36.2%, from R$2,129,010 thousand on 12/31/20 to R$2,899,921 thousand on 12/31/21. The increase is mainly due to the increase in the cost of grains, which resulted in an increase in animal training costs.] [PG NOTE: Duplicate paragraph. See below.

Non-current assets

Non-current assets totaled R$29,660,264 thousand on 12.31.21 and R$26,752,922 thousand on 12.31.20, representing an increase of R$2,907,342 thousand, or 10.9% in 2021. The main effects are described below.

Recoverable levies

The item recoverable taxes decreased compared to 12.31.20, from R$4,868,198 thousand to R$4,780,096 thousand on 12.31.21, a decrease of R$88,102 thousand, or 1.8%. This reduction is mainly due to the relevant volume of federal tax offsets together with the assignment of ICMS credits, as shown in Note 9 to the Financial Statements for the year ended 12.31.21.

Taxes deferred about profit

Deferred taxes on income increased by R$832,206 thousand, or 39.5%, from R$2,109,064 thousand on 12.31.20 to R$2,941,270 thousand on 12.31.21. The increase is mainly due to the recognition of the amount of R$1,025,000 thousand of deferred taxes on tax losses from previous years, net of other reductions referring to temporary differences, as per explanatory note 10 to the Financial Statements for the year ended on 12.31.21 .

Biological Assets – Non-Current

The heading of biological assets increased by R$192,733 thousand, or 15.8%, from R$1,221,749 thousand on 12/31/20 to R$1,414,482 thousand on 12/31/21. The increase is mainly due to the increase in the cost of grains, which resulted in an increase in animal costs.

(In thousands of BRL, except when %)	12.31.21 (1)	AV - % 12.31.21	12.31.20 (1)	% 12.31.20	Variation % 2021 x 2020
LIABILITIES
CURRENT
Loans and financing	3,203,068	5.7%	1,059,984	2.1%	202.2%
Suppliers	11,701,996	20.9%	8,996,206	18.1%	30.1%
Suppliers drawn risk	2,237,975	4.0%	1,452,637	2.9%	54.1%
Lease liability	471,956	0.8%	383,162	0.8%	23.2%
Salaries, social obligations and participations	900,394	1.6%	940,816	1.9%	-4.3%
Tax liabilities	454,038	0.8%	395,630	0.8%	14.8%
Derivative financial instruments	327,443	0.6%	384,969	0.8%	-14.-9
Provision for tax, civil and labor risks	959,132	1.7%	865,338	1.7%	10.8%
Benefits to employees	54,354	0.1%	125,230	0.3%	-56.6%
Liabilities directly associated with assets held for sale	-	0.0%	21,718	0.0%	0.0%
Other current liabilities	914,933	1.6%	814,638	1.6%	12.3%
Total current liabilities	21,225,289	38.0%	15,440,328	31.1%	37.5%
NONCURRENT
Loans and financing	22,252,962	39.8%	21,344,442	43.0%	4.3%
Suppliers	12,628	0.0%	13,781	0.0%	-8,4%
Lease liability	2,007,290	3.6%	2,153,519	4.3%	-6.8%
Tax liabilities	132,195	0.2%	141,252	0.3%	-6.4%
Provision for tax, civil and labor risks	558,500	1.0%	837,382	1.7%	-33.3%
Deferred taxes on profits	23,710	0.0%	26,527	0.1%	-10.6%
Benefits to employees	498,231	0.9%	651,325	1.3%	-23.5%
Derivative financial instruments	41,861	0.1%	727	0.0%	5658
Other non-current liabilities	325,098	0.6%	242,089	0.5%	34.3%
Total non-current liabilities	25,852,475	46.2%	25,411,044	51.2%	1.7%
NET WORTH
Capital stock	12,460,471	22-3.	12,460,471	25.1%	0.0%
Capital reserves	141,834	0.3%	141,834	0.3%	0.0%
Other equity transactions	-67,531	-0.1%	246	0.0%	-27551.6%
Accumulated losses	-2,132,230	-3.8%	(2,594,028)	-5.2%	-17.8%
Treasury shares	-127,286	-0.2%	(123,938)	-0.2%	2.7%
Other comprehensive results	-1,812,726	-3.2%	(1,298,801)	-2.6%	39,6%
Attributed to controlling shareholders	8,462,532	15.1%	8,585,784	17,3%	-1.4%
Assigned to Noncontrolling Shareholders	363,091	0.6%	227,750	0.5%	59.4%
Total net equity	8,825,623	15.8%	8,813,534	17.7%	0.1%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	55,903,387	100,0%	49,664,906	100,0%	12.6%

(1) Information extracted from the Consolidated Financial Statements for the fiscal years ended on December 31, 2021 and 2020.

Current liabilities

Current liabilities totaled R$21,225,289 thousand on 12/31/21 and R$15,440,328 thousand on 12/31/20, representing an increase of R$5,784,961 thousand, or 37.5%. On 12.31.21, current assets represented 38.0% of total liabilities and shareholders' equity, compared to 31.1% on 12.31.20. The main effects are described below.

Loans and Financing

The current component of loans and financing totaled R$3,203,068 thousand on 12.31.21 and R$1,059,984 thousand on 12.31.20, representing an increase of R$2,143,084 thousand, or 202.2%. This increase is mainly due to the reclassification of senior notes due in 2022 for current liabilities, in addition to the effect of the exchange devaluation on liabilities in foreign currencies, cycle of appropriation and interest payments on indebtedness and reclassification of balances of non-current liabilities.

Suppliers and Suppliers withdrawn risk

The total balance of suppliers and risk suppliers withdrawn totaled R$13,939,971 thousand on 12/31/21, while on 12/31/20 the balance was R$10,448,843 thousand, representing an increase of 33.4%, or R$3,491,128 thousand . This growth is mainly due to of the increase in the balance payable for the purchase of commodities , due to longer terms and higher costs.

Provision for tax, civil and labor risks

The Company's current component of Provision for tax, civil and labor risks was R$959,132 thousand on 12/31/21 and R$865,338 thousand on 12/31/20, representing an increase of R$93,794 thousand, or 10.8%. This increase is due to the reclassification of non-current liabilities to current liabilities.

Non-current liabilities

Non-current liabilities totaled R$25,852,475 thousand on 12/31/21 and R$25,411,044 thousand on 12/31/20, representing an increase of R$441,431 thousand, or 1.7%. The main effects are described below.

Loans and Financing

Non-current loans and financing totaled R$22,252,962 thousand on 12.31.21 and R$21,344,442 thousand on 12.31.20, representing an increase of R$908,520 thousand, or 4.3%, mainly due to the exchange rate devaluation in the period (increasing balances in foreign currency, mainly US dollars) and the issuance of debentures, net of reclassifications to current liabilities and anticipation and repurchases of other non-current loans.

Lease liabilities

Non-current lease liabilities amounted to R$2,007,290 thousand on 12/31/21 and R$2,153,519 thousand on 12/31/20, representing a reduction of R$146,229 thousand, or 6.8%, mainly due to write-offs carried out in the period and variation exchange rate on balances in foreign currency.

Provision for tax, civil and labor risks

The non-current component of the Company's Provision for tax, civil and labor risks was R$558,500 thousand on 12/31/21 and R$837,382 thousand on 12/31/20, representing a reduction of R$278,882 thousand, or 33.3%. This reduction is due to the reclassification of non-current liabilities to current liabilities and the reversal of provisions related to the Tax War, recognized in the business combination with Sadia, as per explanatory note 9 to the Financial Statements for the fiscal year ended on 12.31.21.

Benefits to employees

Liabilities for employee benefits totaled R$498,231 thousand on 12.31.21 and R$651,325 thousand on 12.31.20, representing a reduction of R$153,094 thousand, or 23.5%, mainly due to changes in interest rates, actuarial assumptions and plans of Company benefits.

Other non-current liabilities

The balance of other non-current liabilities totaled R$325,098 thousand on 12/31/21, while on 12/31/20 the balance was R$242,089 thousand, representing an increase of 34.3%, or R$83,009 thousand. The increase is mainly due to the recognition of future installments of the acquisitions of Hercosul and Mogiana (note 1.2 to the Financial Statements for the fiscal year ended 12.31.21), net of the derecognition of the put option launched in the scope of a business combination (note 1.1. 3 to the Financial Statements for the fiscal year ended on 12.31.21).

Net equity

Shareholders' equity was R$8,825,623 thousand on 12.31.21 and R$8,813,534 thousand on 12.31.21. There was an increase of R$12,089 thousand, or 0.1%, mainly due to the net income recorded for the year, net of exchange rate losses recognized in Other Comprehensive Income.

Fiscal year ended December 31, 2020 compared to fiscal year ended December 31, 2019

The following table presents audited financial information for the fiscal years ended December 31, 2020 and December 31, 2019.

The results and cash flows of discontinued operations are presented separately from the results of the Company's continuing operations.

In section 10.3, “ Events with material effects, occurred and expected, on the financial statements ”, shows the results of discontinued operations.

( In thousands of BRL, except when % )	12.31.20 (1)	AV-% 12.31.20 (2)	12.31.19 (1)	% 12.31.19 (2)	Variation % 2020 x 2019
CONTINUING OPERATIONS
NET REVENUE	39,469,700	100,0%	33,446,980	100,0%	18.0%
Cost of goods sold	(30,133,769)	-76.3%	(25. 490,912)	-76.2%	18.2%
GROSS PROFIT	9. 335,931	23.7%	7,956,068	23.8%	17,3%
OPERATING INCOME (EXPENSES)
Sales	(5. 673,030 )	-14,4%	(4. 991,145 )	-14,9%	13,7%
General and administrative	(832,858)	-2,1%	(685,089)	-2.0%	21.6%
Loss through impairment of accounts receivable	(12,137)	0.0%	(23,899)	-0.1%	-49.2%
Other operating income, net (expenses)	28,887	0.1%	698,575	2,1%	- 95. %
Equity method	-	-	(1,737)	0.0%	-100.0%
PROFIT BEFORE FINANCIAL REVENUE	2,846,793	7.2%	2,952,773	8.8%	-3.6%
Financial expenses	(1,889,454)	-4.8%	(3,096,716)	-9.3%	-39.0%
Financial incomes	420,757	1.1%	1,304,187	3.90%	-67.7%
Inflation adjustments and exchange rate changes	(230,298)	-0.6%	(72,870)	-0.20%	216%
Net financial revenues (expenses)	(1,698,995)	-4.3%	(1,865,399)	-5,6%	-8.9%
Profit before taxes on profit	1,147,798	2.9%	1,087,374	3.3%	5.6%
Taxes on profits	242,271	0.6%	125,887	0.4%	92.5%
NET INCOME FROM CONTINUING OPERATIONS	1,390,069	3.5%	1,213,261	3.6%	14.6%
NET LOSS FROM DISCONTINUED OPERATIONS	-	-	(915,809)	-2.7%	-100.0%
NET INCOME FOR THE YEAR	1,390,069	3.5%	297,452	0.9%	367.3%
Net Income Continuing Operations Attributable to
Controlling shareholders	1,383,564	3.5%	1,202,240	3.6%	15.1%
Non-controlling interest	6,505	0.0%	11,021	0.0%	-41.0%
	1,390,069	3.5%	1,213,261	3.6%	14.6%
Net Income Discontinued Operations Attributable to
Controlling shareholders	-	-	(904,628)	-2.7%	-
Non-controlling interest	-	-	11,181	0.0%	-
	-		(915,809)	-2.7%	-

(1) Information extracted from the Consolidated Financial Statements for the fiscal year ended on December 31, 2020 and from the Consolidated Financial Statements for the fiscal year ended on December 31, 2019.

(2) Representativeness in relation to Net Revenue.

Net Income

( In thousands of BRL, except when % )	12.31.20	12.31.19
Net revenue
Brazil
In natura	5,014,250	4,635,597
Poultry	3,738,560	3,692,377
swine and others	1,275,690	943,220
Processing	15,944,162	12,808,408
Other sales	26,707	45,474
	20,985,119	17,489,479
International
In natura	14,570,620	12,605,846
Poultry	12,246,499	11,262,954
swine and others	2,324,121	1,342,892
Processing	2,366,204	2,119,918
Other sales	303,370	173,630
	17,240,194	14,899,394
Other Segments
Others	1,244,387	1,058,107
	39,469,700	33,446,980

The Company's consolidated net revenue increased by R$ 6,022,720 thousand, or 18.0%, from R$33,446,980 thousand in 2019 to BRL 39,469,700 thousand in 2020, mainly due to:

1. Brazil – Net revenue increased by R$3,495,640 thousand, or 20.0%, from R$17,489,479 thousand in 2019 to R$20,985,119 thousand in 2020. Such an increase is arising from investments in the Company's brands, expansion of the portfolio of products with high added value, growth in its operations in new channels and strengthening of those in which the Company was already present, in addition to improving the level of services to its customers.

2. International – Net revenue increased by R$2,340,800 thousand, or 15.7%, from R$14,899,394 thousand in 2019 to R$17,240,194 thousand in 2020. The main factors were: (i) increase in the share of high value-added products; (ii) increase in the number of qualifications, aiming to leverage the markets in which the Company operates, as well as new geographies and products ; (iii) higher demand in the Asian market, due to African Swine Fever; and (iv) the devaluation of the real versus the dollar, which favored prices in reais.

3. Other segments – In 2020, net revenue increased by R$186,280 thousand, or 17.6%, from R$1,058,107 thousand in 2019 to R$1,244,387 thousand in 2020, mainly due to at the best prices practiced in the BRF Ingredients businesses and higher volumes sold in the Global Desk of the Company .

Cost of goods sold

In 2020, the cost of goods sold totaled R$30,133,769 thousand, an increase of 18.2% or R$4,642,857 thousand compared to 2019, which was R$25,490,912 thousand. This increase is reflection of the average increase in grain prices, as well as the exchange rate devaluation that impacted the costs of acquiring inputs and supplies ..

Gross profit

In 2020, gross profit totaled R$9,335,931 thousand, an increase of 17.3%, or R$1,3793,863 thousand, compared to 2019, which was R$7,956,068 thousand, for the reasons listed above. Gross margin remained stable, from 23.8% in 2019 to 23.7% in 2020, due to better operating results in both the Brazil and International segments.

Operating revenue (expenses)

In 2020, operating expenses increased by R$817,892 thousand, or 14.3%, as a result of: (i) expenses related to preventing and combating the effects of Covid-19 on operations; (ii) higher expenses denominated in reais, in the international market, due to the exchange rate devaluation; and (iii) freight expenses in Brazil, given the higher supply and demand for trucks. In relative terms, operating expenses represented 16.5% of net revenue in 2020, compared to 17.0% in 2019, result of a stricter control of expenses in the period .

Other operating income, net (expenses)

In 2020, the Company had revenue in this item equivalent to R$28,887 thousand, representing a decrease of R$669,688 thousand compared to revenue of R$698,575 thousand in 2019. In 2019, the revenue was mainly due to gains from lawsuits related to the exclusion of ICMS from the PIS/COFINS calculation basis (explanatory note 9.2 to the financial statements as of December 31, 2020).

Equity method

In 2020, the Company did not record equity income, and in 2019, the equity result totaled a negative amount of R$1,737 thousand. This variation occurred due to the sale of the interest in the affiliate SATS BRF Food in Singapore in 2019.

Profit prior to financial income

In 2020, as a result of the effects highlighted above, profit before financial result was R$2,846,793 thousand, representing a reduction of R$105,980 thousand compared to 2019. The table below shows the operating result by segment.

(in thousands of R$)	12.31.20	12.31.19
Brazil	2,081,150	1,818,813
International	1,100,212	1,275,285
Other Segments	197,233	109,138
Subtotal	3,378,595	3,203,236
Empresas / Corporate	(531,802)	(250,463)
	2,846,793	2,952,773

Items not allocated to segments are presented as Corporate and refer to material events not related to operating segments.

Net financial revenues (expenses)

In 2020, net financial expenses totaled R$1,698,995 thousand, representing a decrease of 8.9% or R$166,404 thousand, compared to 2019, which was R$1,865,399 thousand, mainly due to: (i) total positive impact of the put option measurement related to the business combination (put option Banvit), which was R$579,946 thousand, and (ii) lower net charges on obligations and rights.

Taxes on profits

In 2020, income taxes totaled a revenue of R$242,271 thousand, representing an increase of 92.5% or R$116,384 thousand compared to 2019. The effective rate in 2020 was (21.1%) compared to the effective rate of (11.6%) in 2019. This variation was mainly due to the effects of differences in rates on the results of subsidiaries abroad, effects of exchange rate variation on subsidiaries with different functional currencies and the non-recognition of part of the deferred tax on tax losses and negative basis of social contribution in 2020.

Net profit for the year

In 2020, the total profit from continuing operations was R$1,390,069 thousand, representing an increase of R$176,808 thousand compared to 2019, which was R$1,213,261 thousand. In 2019, considering discontinued operations, net income was R$297,452 thousand compared to R$1,390,069 thousand in 2020.

Comparison of positions as of December 31, 2020 and December 31, 2019 of the balance sheet accounts

(In thousands of BRL, except when %)	12.31.20 (1)	AV - % 12.31.20	12.31.19 (1)	% 12.31.19	Variation % 2020 x 2019
ACTIVE
CURRENT
Cash and cash equivalents	7,576,625	15.3%	4,237,785	10.2%	78.8%
Bonds and securities	314,158	0.6%	418,182	1.0%	-24.9%
Bills receivable from customers and other receivables	4,136,421	8,3%	3,090,691	7.4%	33.8%
Stocks	6,802,759	13.7%	3,887,916	9.3%	75.0%
Biological assets	2,129,010	4.3%	1,603,039	3.8%	32.8%
Recoverable levies	899,120	1.8%	473,732	1.1%	89.8%
Taxes recoverable on profit	43,840	0.1%	152,486	0.4%	-71.2%
Derivative financial instruments	377,756	0.8%	195,324	0.5%	93.4%
Restricted cash	1	0.0%	296,294	0.7%	-100.0%
Assets held for sale	186,025	0.4%	99,245	0.2%	87.4%
Other current assets	446,269	0.9%	590,733	1.4%	-24.5%
Total of current assets	22,911,984	46.1%	15,045,427	36.1%	52.3%
NONCURRENT
NON CURRENT RECEIVABLES
Bonds and securities	344,577	0.7%	307,352	0.7%	12.1%
Bills receivable from customers and other receivables	49.864	0.1%	71,029	0.2%	-29.8%
Recoverable levies	4,868,198	9.8%	5,169,547	12.4%	-5.8%
Taxes recoverable on profit	54,859	0.1%	269,263	0.6%	-79.6%
Deferred taxes on profits	2,109,064	4.2%	1,845,862	4,4%	14.3%
Legal deposits	553,341	1.1%	575,750	1.4%	-3,9%
Biological assets	1,221,749	2.5%	1,081,025	2.6%	13.0%
Derivative financial instruments	234	0.00%	49,991	0.1%	-99.5%
Restricted cash	24,357	0.00%	-	-	0.0%
Other non-current assets	82,123	0.2%	85,537	0.2%	-4,0%
Long-term assets	9,308,366	18.7%	9,455,356	22.7%	-1.6%
Investments	8,874	0.0%	(14,880)	-	-40.4%
Property, Plant & Equipment	12,215,580	24.6%	12,276,889	29.4%	-0.5%
Intangible assets	5,220,102	10,5%	4,908,079	11.8%	6.4%
Total non-current assets	26,752,922	53.9%	26,655,204	63.9%	0.4%
TOTAL ASSETS	49,664,906	100,0%	41,700,631	100,0%	19.1%

(1) Information extracted from the Consolidated Financial Statements for the fiscal year ended on December 31, 2020 and from the Consolidated Financial Statements for the fiscal year ended on December 31, 2019.

Current assets

Current assets amounted to R$22,911,984 thousand on December 31, 2020 and R$15,045,427 thousand on December 31, 2019, representing an increase of R$7,866,557 thousand, or 52.3%. As of December 31, 2020, current assets represented 46.1% of total assets, compared to 36.1% in the previous year. The main effects are described below.

Cash and cash equivalents

The cash and cash equivalents item increased by R$3,338,840 thousand, or 78.8%, from R$4,237,785 thousand on December 31, 2019 to R$7,576,625 thousand on December 31, 2020, mainly as a result of the strategy of increasing liquidity in the face of uncertainties and high volatilities in market and operational risks.

Bills receivable from customers and other receivables

Accounts receivable from customers and other receivables amounted to R$4,136,421 thousand on December 31, 2020, an increase of R$1,045,730 thousand, or 33.8%, compared to December 31, 2019, the which was R$3,090,691 thousand. The variation is mainly due to the lower volume of receivables assignment to FIDC BRF on December 31, 2020 and the exchange devaluation of the real on receivables in foreign currencies.

Inventories

Inventories increased from R$3,887,916 thousand on December 31, 2019 to R$6,802,759 thousand on December 31, 2020, increasing by R$2,914,843 thousand, or 75.0%. The increase is mainly due to the strategic decision to raise stock levels, especially of raw materials, in anticipation of the rise in the cost of grains.

Non-current assets

Non-current assets amounted to R$26,752,922 thousand on December 31, 2020 and R$26,655,204 thousand on December 31, 2019, representing an increase of R$97,718 thousand, or 0.4%. The main effects are described below.

Recoverable taxes

The item recoverable taxes decreased compared to December 31, 2019, from R$5,169,547 thousand to R$4,868,198 thousand on December 31, 2020, representing a decrease of R$301,349 thousand, or 5.8%. The main effects causing this reduction are: (i) the increase in tax offsets in general; and (ii) transfers of recoverable IPI balances to Other Current and Non-Current Assets items, as a result of the issuance of precatories by the Federal Government.

Taxes deferred about profit

The heading of deferred income taxes increased by R$263,202 thousand, or 14.3%, from R$1,845,862 thousand on December 31, 2019 to R$2,109,064 thousand on December 31, 2020. The increase is mainly due to the constitution of deferred tax assets on tax losses in 2020.

Biological assets

The heading of biological assets increased by R$140,724 thousand, or 13.0%, from R$1,081,025 thousand on December 31, 2019 to R$1,221,749 thousand on December 31, 2020. The increase is due to the Company's regular operating cycle and the increase in animal training costs.

( In thousands of BRL, except when % )	12.31.20 (1)	AV - % 12.31.20	12.31.19 (1)	% 12.31.19	Variation % 2020 x 2019
LIABILITIES
CURRENT
Loans and financing	1,059,984	2.1%	3,132,029	7.5%	-66.2%
Suppliers	8,996,206	18.1%	5,784,419	13.9%	55.5%
Suppliers drawn risk	1,452,637	2.9%	842,037	2.0%	72.5%
Lease liability	383,162	0.8%	376,628	0.9%	1.7%
Salaries, social obligations and participations	940,816	1.9%	825,254	2.0%	14,0%
Tax liabilities	395,630	0.8%	517,208	1.2%	-23.5%
Derivative financial instruments	384,969	0.8%	153,612	0.4%	150.6%
Provision for tax, civil and labor risks	865,338	1.7%	1,084,308	2.6%	-20.2%
Benefits to employees	125,230	0.3%	95,919	0.2%	30.6%
Liabilities directly associated with assets held for sale	21,718	0.0%	-	0.0%	0.0%
Other current liabilities	814,638	1.6%	512,591	1.2%	58.9%
Total current liabilities	15,440,328	31.1%	13,324,005	32.0%	15.9%
NONCURRENT
Loans and financing	21,344,442	43.0%	15,488,250	37.1%	37.8%
Suppliers	13,781	0.0%	12.347	0.0%	11.6%
Lease liability	2,153,519	4.3%	2,054,552	4.9%	4,8%
Tax liabilities	141,252	0.3%	190,257	0.5%	25 ± 8
Provision for tax, civil and labor risks	837,382	1.7%	710,061	1.7%	17.9%
Deferred income taxes	26,527	0.1%	85,310	0.2%	-68.9%
Benefits to employees	651,325	1.3%	593,555	1.4%	9.7%
Derivative financial instruments	727	0.0%	3	0.0%	24133.3%
Other non-current liabilities	242,089	0.5%	1,093,942	2.6%	-77.9%
Total non-current liabilities	25,411,044	51.2%	20,228,277	48.5%	25.6%
NET WORTH
Capital stock	12,460,471	25.1%	12,460,471	29,9%	0.0%
Capital reserves	141,834	0.3%	141,834	0.3%	0.0%
Other equity transactions	246	0.0%	51,011	0.1%	-99.5%
Accumulated losses	(2,594,028)	-5.2%	(3,996,985)	-9.6%	-35.1%
Treasury shares	(123,938)	-0.2%	(38,239)	-0.1%	224.1%
Other comprehensive results	(1,298,801)	-2.6%	(722,469)	-1.7%	79.8%
Shareholders' equity	8,585,784	17,3%	7,895,623	18.9%	8.7%
Interest of non-controlling companies	227,750	0.5%	252,726	0.6%	-9.9%
Total equity	8,813,534	17.7%	8,148,349	19.5%	8.2%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,664,906	100,0%	41,700,631	100,0%	19.1%

(1) Information extracted from the Consolidated Financial Statements for the fiscal year ended on December 31, 2020 and from the Consolidated Financial Statements for the fiscal year ended on December 31, 2019.

Current liabilities

Current liabilities totaled R$15,440,328 thousand on December 31, 2020 and R$13,324,005 thousand on December 31, 2019, representing an increase of R$2,116,323 thousand, or 15.9%. As of December 31, 2020, current assets represented 31.1% of total liabilities and shareholders' equity, compared to 32.0% in the previous year. The main effects are described below.

Loans and Financing

The current component of loans and financing totaled R$1,059,984 thousand on December 31, 2020 and R$3,132,029 thousand on December 31, 2019, representing a reduction of R$2,072,045 thousand, or 66.2%. This reduction is mainly due to the extension of the average term of loans and financing throughout 2020.

Suppliers and Suppliers withdrawn risk

The total balance of suppliers and risk suppliers withdrawn totaled R$10,448,843 thousand on December 31, 2020, while on December 31, 2019 the balance was R$6,626,456 thousand, representing an increase of 57.7%, or R$ $3,822,387 thousand. This growth is mainly due to the increase in the working days of suppliers combined with the strategy of increasing inventories.

Provision for tax, civil and labor risks

The current component of the Provision for tax, civil and labor risks of the Company was R$865,338 thousand on December 31, 2020 and R$1,084,308 thousand on December 31, 2019, representing a reduction of R$218,970 thousand, or 20.2%. This reduction was mainly due to the settlement of liabilities related to ICMS Basic Basket processes and the reduction of provisions due to amnesties obtained from the states.

Non-current liabilities

Non-current liabilities amounted to R$25,411,044 thousand on December 31, 2020 and R$20,228,277 thousand on December 31, 2019, representing an increase of R$5,182,767 thousand, or 25.6%. The main effects are described below.

Loans and Financing

Long-term loans and financing totaled R$21,344,442 thousand on December 31, 2020 and R$15,488,250 thousand on December 31, 2019, representing an increase of R$5,856,192 thousand, or 37.8%. This increase is mainly due to the effect of the exchange rate devaluation on liabilities in foreign currencies, in addition to the execution of the Company's strategy of increasing liquidity.

Other non-current liabilities

The balance of other non-current liabilities totaled R$242,089 thousand on December 31, 2020, while on December 31, 2019 the balance was R$1,093,942 thousand, representing a reduction of 77.9%, or R$851,853 thousand. The reduction is mainly due to the subsequent measurement of the option launched in business combinations (explanatory note 24.8.1 to the 2020 financial statements) and its reclassification to current liabilities.

Net equity

Shareholders' equity was R$8,813,534 thousand on December 31, 2020 and R$8,148,349 thousand on December 31, 2019. There was an increase of R$665,185 thousand, or 8.2%, mainly due to the income earned in the period, partially offset by the effect of other comprehensive income arising from the exchange rate on operations designated for accounting for hedge .

10.2 - Operating and Financial Income

The following information was evaluated and commented on by the Company's Officers:

(a) Results from the issuer's operations

(i) Description of any important revenue components

The following is a breakdown of the products of the Company sold in Brazil and to international customers:

•	Meat-based products , consisting of meat in natura chilled and/or frozen, which we define as whole and cut chicken, pork and beef cuts;
•	Processed Food Products , including the following:
o	Whole and cut chickens, frozen, marinated (sold under the brand name Chester ® ) and turkeys;
o	Specialty meats such as sausages, ham products, bologna, sausages frankfurter, salami, bacon and other smoked products; and
o	Frozen processed meats, such as hamburgers, steaks , breaded, kibes and meatballs;
•	Other Processed Products , including the following:
o	Margarine, Butter and Cottage Cheese;
o	Frozen prepared main dishes, such as lasagna, pizza and desserts, as well as other frozen foods;
o	Plant-based products, including the entire range plant-based ; and
o	Frozen Desserts
•	Others , consisting of soybean meal, refined soybean meal, natural scent and animal feed.

(ii) factors that significantly affect operating results.

The Company's operating results, financial condition and liquidity have been and will continue to be influenced by a wide range of factors, including:

•	Economic conditions in Brazil and abroad;
•	Geopolitical Conditions in Brazil and Strategic Markets;
•	Concerns related to COVID-19, African Swine Fever (ASF), avian influenza and other diseases of human and animal origin;
•	The effect of trade barriers and other import restrictions;

•	The sensitivity of the domestic market to changes in global demand, including the effect of actions by major Brazilian competitors and temporary increases in supply from producers in other countries;
•	Regulatory changes that have adverse impacts on the Company's activities, arising from legislative changes, executive power decrees, regulations and terms of commitment signed with the Public Ministry, among others;
•	Changes in prices of commodities ;
•	Fluctuations in exchange rate and inflation;
•	interest rates;
•	Freight Costs

Seasonal factors and volatility that affect both raw material prices and sales prices could materially affect the Company's results.

The Company's production cost is mainly dependent on the price and supply of corn and soybean meal. Among other raw materials, there are soy in grains, pork and cattle, for example. The selling prices of the Company's products are determined by constant changes in supply and demand that may fluctuate significantly, in addition to other external factors that the Company cannot control, such as fluctuations in the levels of global domestic production of poultry, pork and beef. , changes in environmental regulations, changes in economic conditions, weather conditions, diseases in animals and crops, and costs linked to exchange rates. Additionally, prices of key raw materials, including corn, soybean meal and soybeans (in grain), are being affected by the US-China trade dispute. There is no certainty about the resolution horizon, as well as the long-term effects on global economic and political conditions. Any change in the price or availability of raw materials required for the production of products of the Company caused by these or other factors may impact the Company.

The economic sector in which the Company operates is also characterized by cyclical periods, where prices and profitability fluctuate as a result of supply and demand levels. There is no certainty that the Company will be able to adequately adapt to cyclical periods or volatility, which may have adverse effects on operations or financial results. of the Company .

Natural disasters, pandemics or extreme weather variations, including floods, droughts, excessive heat or cold, hurricanes or other storms, as well as any disruption to plants of the Company that require temporary relocation of functions to other facilities may impair the growth and health of live animals or interfere with their operations due to power outages, damage to production and processing facilities, or disruption of channels or information systems of the Company . The outbreak of COVID-19 (“Coronavirus”), which originated in China in late 2019 and declared a global pandemic by the World Health Organization on March 11, 2020, could adversely affect the Company’s business and operations, including to the extent that estimated product deliveries may be substantially delayed either as a result of the further spread of the virus or as a result of preventive measures implemented by governments or companies to limit the spread of the same. In addition, the Company's operations include global production and distribution facilities and, in the event of an outbreak of Coronavirus at its facilities or in the communities where the Company operates and distributes its products, its distribution, operation, employees, suppliers, consumers and distribution channels could be severely affected. Said pandemic may also have an adverse impact on consumer demand, commodity prices, the economy and financial markets of several countries, resulting in an economic downturn that may affect demand for the Company's products and cause a material adverse effect on the result of its operations. For more information on the risks and preventive measures adopted by the Company, see item 5.6 - Other relevant information and 10.9 - Other factors with relevant influence - "Analysis of the impacts of COVID-19 on the Company's activities ” of this Reference Form, as well as in the risk factor contained in item 4.1 of this Reference Form, entitled " Pandemics or outbreaks of human diseases, such as the novel coronavirus (COVID-19), can cause changes in consumption and trade patterns, supply chains and production processes, as well as disruptions in production and product shipments, which could significantly harm the Company's operations and results of operations ".

Below, we present more details about these factors:

World and Brazilian economic situation

The National Monetary Council set the inflation target in Brazil at 3.75% for 2021, with a possible variation of 1.5 percentage points up or down. The inflation rate, which was above target at 4.31% and 4.52% in 2019 and 2020, respectively, increased to 10.06% as of December 31, 2021. Price increases generally reduce the purchasing power of consumers, especially among the lower income classes, and end up limiting consumption. The Brazilian labor market recorded an average unemployment rate of 11.6%% on December 31, 2021, according to the IBGE's National Household Sample Survey ("PNAD"), which represents a slight improvement when compared to 13, 9% in 2020. In addition, after falling to 78.5% in December 2020, Brazilian consumer confidence dropped to 75.5% on December 31, 2021, according to the Consumer Research of Fundação Getúlio Vargas (FGV).

Brazil's real GDP increased at an average annual rate of 9.0% from 2005 to 2020. After increasing by 0.5% in 2014, Brazilian GDP decreased by 3.5% for two consecutive years, in 2015 and in 2016. As of December 31, 2021, GDP growth is projected to be 4.5% year-on-year, according to the Focus Bulletin, published by the Central Bank of Brazil. Reacting to this weak economic situation, the Central Bank reduced the SELIC rate, the basic short-term interest rate. Overall, the long-term trend in interest rates continues to decline, from 18% as of December 31, 2005 to 9.25% on December 31, 2021.

The real depreciated 6.88% against the US dollar in 2021, from R$5.20 per US$1.00 in 2020 to R$5.58 per US$1.00 as of December 31, 2021.

Tariff barriers and other barriers (classical form and arising from trade defense processes)

Global demand for Brazilian poultry and pork products is significantly affected by trade barriers, including: (i) tariff barriers, or high import tariffs that protect certain domestic markets; (ii) non-tariff barriers, mainly import quotas, sanitary barriers and religious/technical barriers. In addition, some countries employ production and export subsidies, which tend to distort international trade and interfere with the Company's business. The Company continuously monitors trade barriers and other restrictions on imports in the chicken, pork, beef and other sectors of interest in the world directly or from specialized consulting firms, as these restrictions significantly affect the demand for its products and the level of its exports.

The European Union (since 2007), Russia (since 2012) and Mexico (since 2013), for example, protect their local meat industries by applying import quotas and charging (sometimes prohibitive) tariffs for volumes exported outside the specified quota.

In September 2013, South Africa increased import tariffs on chicken products from all countries, with the exception of the European Union (due to a free trade agreement between them that establishes a zero tariff on poultry products) . Rates increased to 82% for whole chicken, 12% for boneless cuts and 37% for bone-in cuts. In 2020, the government of South Africa announced increases in import tariffs, applied to imports of bone-in cuts (from 37% to 62%) and boneless (12% to 42%), which had a negative impact on competitiveness and profitability. of the Company in the said country. In February 2021, the South African government announced the start of an investigation antidumping against Brazilian exporters of frozen chicken on the bone. In December, the decision was published in the local official gazette on tariffs. antidumping provisions to be applied immediately in South Africa (bone-in chicken). The South African government decided on an unbelievable provisional tariff of 265% for companies that did not request individual defense, in the case of BRF. It is important to note that the provisional tariffs will apply until June 14, 2022, while the investigation antidumping is still in progress. There is no certainty that the local government will not impose further restrictions on the poultry and/or food trade.

In December 2016, Saudi Arabia increased import tariffs on chicken products from 5% to 20%, which was followed in 2020 by an increase in the value added tax (VAT) applicable to whole and parts chicken, from 5% to 15%.

In August 2017, the Chinese government launched an investigation into practices antidumping in Brazilian exports of whole and parts chicken, including the Company's exports. In a preliminary determination in June 2018, Chinese authorities imposed the provisional application of an import tariff on Brazilian chicken. The investigation ended in February 2019 and Brazilian exporters agreed to accept a minimum selling price to China.

In August 2018, Iraq decided to apply an extra tariff on imports, increasing the tariff on chicken products from 10% to 60%.

In 2021, South Africa launched an investigation into practices antidumping in Brazilian chicken exports, which could lead to an increase in tariffs applied to the Brazilian product.

Non-tariff barriers

Import Quotas

In 2005, Brazil obtained a favorable result in a panel against the European Union at the WTO regarding the reclassification (and tariff increase) of exports of salted chicken breast meat. In return, the European Union introduced quotas for imports under some tariff codes, notably salted chicken breast, marinated turkey breast and processed chicken and, in July 2007, Brazil was granted a majority share of these quotas.

Russia uses quotas to control its beef and poultry imports. As part of the negotiations for its accession to the World Trade Organization (“WTO”), effective January 1, 2020, Russia abolished swine quotas. Currently, any company can import pork by paying a flat import tariff of 25%.

The Russian Federal Veterinary and Phytosanitary Surveillance Service announced, on November 23, 2021, the approval to export to Russia a total of 4 BRF swine plants and 9 swine plants from Brazil. Brazil's Ministry of Agriculture, Livestock and Supply announced Russian plans to establish a duty-free import quota for up to 100,000 tons of pork to be imported in the first half of 2022, along with a duty-free import quota of 200,000 tons of beef, in order to increase domestic supply. This information was confirmed, and the quotas were approved in December.

The importation of pork and beef is allowed outside the quotas, from authorized units, and subject to 25% and 15% of import duties, respectively.

At the moment, the Company has no evidence that these duty-free import quotas have finally been approved by Russian authorities, but local importers believe this should happen by the end of December 2021.

In December 2017, Mexico renewed its chicken import quota of 300,000 tons until 2019, and in October of that year it expired. As a result, in 2020, the Company was unable to export chicken to Mexico due to the absence of import quotas. In October 2021, the country increased its export quota by 30,000 tons, much of which was carried out by cargoes that were already in water at the time of publication.

Additionally, the government of Saudi Arabia announced the adoption of an import licensing system, which has not yet been implemented. When it goes into effect, Saudi Arabia will have the ability to increase its control over imported volumes and place limitations. Additionally, in April 2018, Saudi Arabia instituted a requirement not to propagate the animal slaughter process. Saudi Arabia claimed that Brazilian companies' chicken slaughter practices violated Halal principles due to the use of an electric shock to stun the birds. The Company, together with other Brazilian companies, was therefore obliged to migrate its production processes to slaughter without stunning in order to supply the Saudi Arabian market. The Company incurs and expects to incur additional costs related to these requirements in order to export to Saudi Arabia.

In June 2021, more than 12 companies, including the Company, were invited to participate in a meeting with the Undersecretary of the Ministry of Agriculture of Oman. At the meeting, the Company was informed about the quota program that the government plans to implement to protect local production. According to the plan, each company in the sector will have a 10% reduction in its total imports. After a month, the government decided to emphasize that the quota program would only apply to whole birds, ie 10% on W/CH imports. The implementation of the quota is scheduled to take place as of January 1, but so far the Ministry has not sent any statement on the process.

Sanitary barriers.

Despite progress in negotiations, several important markets (despite progress in negotiations to open trade) are still not open for Brazilian meat products due to sanitary barriers. These are the cases of the European Union and Colombia for pork; and Taiwan and Panama for chicken.

As a result of the Trapaça Operation, on March 5, 2018, the Company received from the Ministry of Agriculture, Environment and Supply (“MAPA”) a notification that immediately suspended exports of the plants in Rio Verde/GO, Carambeí/PR and Mineiros/GO for 13 countries that had specific health requirements related to the control of Salmonella spp . MAPA temporarily suspended exports from ten other Company plants to the European Union on March 15, 2018, but revoked such suspension on April 18, 2018. On May 14, 2018, the European Union released a decision to remove 12 of the plants of the Company in Brazil from the list that enabled the importation of products of animal origin to the countries of the European Union. The European Union typically has stricter requirements regarding Salmonella levels and other food safety standards compared to Brazil and the markets in which it operates.

Given the ban on imports from production facilities of the Company, it is no longer able to sell your products of these factories embargoed at European Union and need to direct excess production capacity resulting from such suspension to other markets, which may not be the case at similar prices or margins.

Between April 29 and April 30, 2020, the plant of the Company located in Rio Verde, Goiás, was temporarily suspended by determination of the Federal Inspection Service (“SIF”), due to deviations found in the local water supply system.

In 2020, the General Administration of Customs of China suspended the authorization for the export of poultry and pork from two of the Company's plants, located in Dourados (SIF 18) and Lajeado (SIF 3975). The suspension was made due to concerns related to COVID-19 in Brazil. The suspensions of the Dourados plant and the Lajeado plant were reversed by the Chinese authorities in 2020, after audits. On August 3, 2021, the Company became aware- through a publication on the website of the General Administration of Customs of the People's Republic of China about the suspension of the export to the country of pork from its Lucas do Rio Verde unit -MT from that date. The reason given was the malfunction of the refrigeration system of a single pork container, which was later evidenced by the unloading of the transport system register, which was the sole responsibility of the carrier. Although all evidence has been sent to Chinese authorities, the suspension has not yet been reversed, which could indicate that the country may impose similar new restrictions. On December 16, 2021, the Company was informed by MAPA and AGAC regarding the suspension of the export of chicken meat to China, from Marau.

In 2020, the Philippines imposed a temporary ban on poultry exports from Brazil after two Chinese cities found traces of COVID-19 in shipments of imported frozen food, including chicken wings, from Brazil. The Philippines lifted the ban on imports of Brazilian chicken products in December 2020. Considering that no other country has adopted policies equal to the embargo made by the Philippine government and that the company no was notified directly, or by the Brazilian government, that some other country has followed a similar position, the Company believes to be unlikely that other similar embargoes will occur .

Subsequently, in May 2021, the Company became aware that the SFDA notified the World Trade Organization ("WTO") Committee on Sanitary and Phytosanitary Measures (SPS) about the change in the technical regulation of the validity of chickens in natura frozen and their cuts, from 1 year to 3 months, counted from the slaughter date. Pursuant to the WTO Agreements, potentially affected member countries will be able to submit comments on the aforementioned trade measure. If this measure is implemented, the aforementioned change may substantially affect the sale of frozen chicken products by the Company to the Kingdom of Saudi Arabia, as well as may reduce its service capacity in that market. ~~,~~ however, at the present time, the Company is not in a position to measure the potential operational and economic-financial impact of complying with this measure.

In March 2021, the SFDA implemented a system to reinforce the microbiological control of imported meat at its ports, resulting in delays of up to 3 months in the release of products, which negatively affected the Company's commercial results. However, the SFDA withdrew implementation of such measures, although there is no guarantee that this cannot be reconsidered in the future.

Technical barriers.

In the short term, the Company has to respond quickly to any imposition of any new restrictions, including temporary health restrictions by redirecting to other markets or changing product specifications, in order to meet new requirements in order to minimize the effects of exports. liquids of the Company . In the long term, these restrictions can affect the business' growth rate. of the Company .

In April 2018, Saudi Arabia instituted the requirement non-stunning (stunning) of animals in the slaughter process. Saudi Arabia claimed that slaughter practices of chicken companies Brazilians violated the halal practices due to the use of electric shock to leave the birds stunned moments before slaughter . The Company and others companies Brazilian were then forced to migrate your processes of production for slaughterhouses that do not use animal stunning practices in order to supply the Saudi market. The Company has incurred and expects to incur additional costs regarding such export requirements to the Saudi Arabia. In addition, in January 2019, the authority food and drug regulator from Saudi Arabia published a report authorizing 25 Brazilian units to produce chicken meat for the Saudi market, including eight of the Company's units. One of the Company's units (Lajeado/RS) that had already produced chicken meat for the Saudi market was not included as an authorized unit . However, the eight authorized units have enough capacity to meet demand of that Marketplace. The Company hopes to be able to continue migrating to production of meat of chicken destined for Saudi Arabia for authorized units without significantly affecting their shipments to saudi arabia ~~.~~

In 2020, Saudi Arabia continued its practice of creating barriers, such as suspending imports from the Francisco Beltrão (SIF 2518) and Dois Vizinhos (SIF 1985) plants in February 2020, without providing any technical justification, increasing the costs of Halal certification. by applying for certification at the SFDA Halal Center, and adopting import licenses to control the volume of imports. The import license requirements have not yet been fully implemented and the Company is uncertain whether the Saudi government will use them as an import barrier.

Saudi Arabia also imposed an informal ban in 2020 against products originating in Turkey, which affected the exports of subsidiary Banvit.

Additionally, since 2018, the South African government has threatened to launch an investigation anti-dumping against Brazil in connection with certain protein cuts, in which they claim to be exported at lower prices than those on the South African domestic market. This investigation began in 2021 and may result in a tariff increase. Finally, in March 2021, the South African government opened an inquiry anti-dumping against Brazilian poultry exporters, which may result in the imposition of new restrictive measures against Brazilian exporters.

In 2020, the government of Indonesia appealed a WTO decision related to a case filed by the Brazilian government against import barriers imposed by Indonesia. The activities of the WTO Appellate Body are suspended pending the appointment of the judges. As a result, it is not possible to estimate when this issue will be resolved. In 2020, an increase in Malaysia's efforts to strengthen activities related to Halal certificate regulations was also observed, posing an additional challenge for the fulfillment of all the requirements of that country. To date, the Company has been successful in overcoming these difficulties in sending cargo, and the Company believes that the trend of imposing new import barriers may extend into the future.

Angola has also imposed certain controls on the issuance of import licenses in 2020 as a way to reduce imports. Angola is experiencing a lack of foreign currency, mainly US Dollars, which has impacted its import volumes. Additionally, also in 2020, Iraq imposed technical barriers from bans on imports of chicken parts. In 2019, Iraq had already banned the import of whole chickens.

In Turkey, there is a risk related to the non-renewal of the license regarding the validity of transgenic events, which would impact Turkish imports of transgenic soy, thus affecting the costs of local production.

Consequences of the occurrence of outbreaks and/or cases of animal diseases of economic and public health interest

Avian Influenza (Avian Influenza, AI)

Avian influenza has attracted the attention of the international community over the years, with outbreaks in poultry, having serious consequences, both for livelihoods and international trade in many countries. In addition, while most avian influenza viruses do not infect humans, some, such as H5N1 and H7N9 avian influenza, are well known to the public because of the possibility of serious and sometimes fatal infections in people.

Demand for the Company's products may be significantly affected by outbreaks of animal diseases, such as avian influenza. If a significant number of new cases of avian influenza occur in humans, even if not in any of our markets, demand for our poultry products both inside and outside Brazil could be adversely affected and the extent of the effect to the Company will not be can be predicted. Even isolated cases of avian influenza in humans can negatively impact your business due to public sensitivity to the disease.

Brazil has not yet had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza could occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the necessary disposal of the Company's poultry flocks, which would result in reduced sales in the poultry sector, prevent the recovery of costs incurred in raising or purchasing birds and result in additional expenses for disposal. of birds. Furthermore, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of its products to major export markets. Preventive measures adopted by the Brazilian authorities, if any, may not be effective in preventing the spread of avian influenza in Brazil. In addition, any future significant outbreak of avian influenza in Brazil could lead to pressure to dispose of swine, even though no link between influenza cases and pork consumption is proven. Any disposal of the Company's hogs of this nature would result in decreased sales of pork, prevent the recovery of costs incurred in raising or purchasing hogs and result in additional expenses for hog disposal.

Other animal diseases

Likewise, demand in the Company's export markets may be influenced by other illnesses. For example, pork imports from most Brazilian states were banned from Russia from 2005 to 2007, due to FMD cases in the states of Mato Grosso do Sul and Paraná. However, the ban affected Brazilian imports to Russia in general and, at the time, required the Company to transfer pork production for the Russian market to Rio Grande do Sul.

More recently, a viral disease called swine epidemic diarrhea has been diagnosed in North America and Asia. The main clinical signs are enteric symptoms, short stature and high mortality. In these regions, the disease was responsible for a significant reduction of animals in the finishing phase and consequent increase in prices as a result of reduced supply. Biosecurity and management procedures can reduce their impacts.

Outbreaks of African Swine Fever have been reported since August 2018. The Chinese market has altered its purchases as a result of these outbreaks. Consequently, the volumes of pork cuts of the Company sold to China increased. As a result of the outbreaks of African Swine Flu in China, MAPA suspended the importation of natural pig intestines from China. This measure was preventive.

Although all the pigs of the Company in Brazil originate from Classical Swine Flu (“CSF”) free zones, there have been several recent outbreaks outside these zones. In October 2018, an outbreak of classical swine fever was confirmed in the Brazilian state of Ceará. In addition, in 2019, a case of classical swine fever was confirmed in the Brazilian states of Alagoas and Piauí. In 2020, two more cases were reported in Piauí. Brazil has two zones in relation to the health status of Classical Swine Fever, the free zone comprising 16 Brazilian states and including more than 95% of Brazilian commercial swine production and a non-free zone, located in northern Brazil. All three states with confirmed cases of classical swine fever are located outside the classical swine fever-free zone. The Brazilian government has also taken steps to contain the outbreak. No formal trade embargoes were announced as a result of this outbreak.

Effect of export market demand on the domestic market

Fluctuations in demand for poultry, pork and beef products in export markets of the Company generally affect the supply and sale prices of these products in the Brazilian market. Brazilian exporters often redirect products from the international market to the domestic market, increasing the supply of these products domestically and often negatively affecting the selling price. Consequently, this affects net sales of the Company in the domestic market.

For example, in 2017, Russia embargoed pork imports from Brazil, alleging the presence of ractopamine in animal feed. As a result, almost 259.4 thousand tons per year had to be redirected to other markets, which ended up generating an excess supply in the domestic market and contributed to the decrease in the price of pork carcass in 2018.

In August 2017, the Chinese government launched an investigation into antidumping with respect to Brazilian exports of whole chicken and chicken cuts, including the Company's exports. In the preliminary determination released in June 2018, Chinese authorities imposed provisional import duties on poultry products imported from Brazil. The investigation ended in February 2019 and Brazilian exporters agreed to certain minimum export prices on sales to China.

In addition, in April 2018, Saudi Arabia instituted a non-stunned requirement for animals in the slaughter process. Saudi Arabia claimed that Brazilian companies' chicken slaughter practices violated Halal practices due to the use of electric shock to stun birds. The Company and other Brazilian companies were then forced to migrate their production processes to slaughterhouses that do not use animal stunning practices in order to supply the Saudi market.

In 2019, Chinese demand for imported proteins grew significantly due to African Swine Fever, a deadly virus that drastically reduced the local supply of pork and, consequently, increased the local and global price of protein. In 2019, China enabled 9 chicken plants, six pork plants and twenty-two Brazilian beef plants to improve import volume and reduce its protein deficit.

In 2020, as a result of Operation Trapaça, the Saudi Food & Drug Authority (“SFDA”) temporarily suspended the export authorization of two of our plants, Dois Vizinhos (SIF 2518) and Francisco Beltrão (SIF 1985). The Saudi agency based its decision on reports related to the investigation. The case was brought by Brazil as a Specific Commercial Concern (SCP) at the 4th meeting of the Sanitary and Phytosanitary Measures (SPS) Committee of the World Trade Organization (“WTO”), held in November 2020. Likewise, in the same year, we received government approval from China to export from two of our plants, Dourados (SIF 18) and Lajeado (SIF 3975).

In 2021, Saudi Arabia banned the import of chicken from some Brazilian slaughterhouses. This ban only affected competition, while BRF continued to be able to export. In addition, Russia and other countries in the region have increased their import quotas for Brazilian pork, creating greater opportunities for international negotiations. Regarding China, the country banned the import of beef from Brazil from September to December 2021, in addition to banning the import of pork from Germany due to ASF cases.

The Company monitors the actions of its domestic competitors, as they are also impacted by changes in the foreign market and may redirect their products to the domestic or foreign market. In addition, it monitors fluctuations in supply generated by producers in China, the US, the European Union and other regions, as increased production in these markets can lead to greater supply in other countries.

transportation cost

The cost of transporting the Company's products through its domestic distribution network and to its customers abroad is significant and is affected by fluctuations in the price of oil. In 2021, 2020 and 2019, freight costs represented approximately 5.0%, 5.1% and 5.0% of net revenues from continuing operations. The Company sends its export products by ships and, for the most part, through CFR ( cost and freight ) or DDP ( delivered duty paid ), which require it to pay for shipping and insurance costs. In 2019, transport companies included the adjustment factor for the bunker (the fuel used by ships) in their agreements due to uncertainty in future fuels as a result of political instability in the Middle East. In 2019, shipping lines also began preparing for the implementation of the International Maritime Organization (or “IMO”) Low-Sulphur Regulation, which took effect on January 1, 2020. As a result of the new regulation, the Company's freight levels increased by approximately 11%, due to the higher cost of bunker VLSFO, which creates lower sulfur emissions compared to bunker IFO. The new IMO regulation is expected to affect all actors in the maritime sector. The new IMO regulation affected all actors in the transport industry. Likewise, between March and May 2020, due to the uncertainties related to the effects of the COVID-19 pandemic, oil prices dropped dramatically and sea freight was adjusted incurred by the Company as well as the bunker mentioned above. The price of oil partially recovered at the end of 2020.

Global protein demand is also expected to put pressure on freight levels and restrict container availability due to African Swine Fever in China, especially on sea lanes with restricted capacities such as South America to Asia. Due to the uncertainty of this increase in global demand and limited supply of reefer containers, in 2021 the Company suffered pressure in its logistics operations around the world, with costs related to sea freight during 2021 increasing approximately 33% compared to 2022.

For information on the impact of prices on commodities and the effects of exchange rate, inflation and interest rate variations on the Company's revenue, see item 10.2.c below.

(b)       revenue variations due to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services:

The information for this item is provided in item 10.2.c below.

c. impact of inflation, changes in prices of key inputs and products, exchange te and interest rates on operating results and financial results of the issuer, where relevant commodity prices

Several of the Company's raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. The Company purchases large quantities of soybean meal, soybean (grain) and corn, used substantially in the production of all its own animal feed. For the most part, prices for commodities that the Company purchases are denominated in Reais. Although input costs are denominated in Reais, the prices of commodities tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal and soybeans represented approximately 46.5% of the Company's cost of sales in 2021, compared to 32.3% in 2020. Although the Company produces most of the hog herd that it uses in its pork products, the Company also purchased hogs on the spot market in 2021 (3.8% of total hog slaughter).

In addition, the sales prices of many of its products, including all of its products for the international market, are highly sensitive to the market price of these commodities and fluctuate with that price. In 2021, the average price of corn in Brazil was 60% higher than in 2020. In 2021, the average price of soybean meal in Brazil was 22% higher than the average price in 2020. The effect of the decrease or increase in raw material prices on the Company's gross margin is greater with respect to products of a more similar nature to fresh products than in relation to products with higher added value.

The Company's ability to pass through raw material price increases to its sales prices is limited by prevailing prices for products sold in its domestic and international markets, especially for fresh products.

Effects of exchange rate variations and inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the US dollar, average daily and period-end exchange rates and Brazilian inflation as measured by the National Consumer Price Index ("INPC”), National Broad Consumer Price Index (“IPCA”) and General Market Price Index (“IGP-M”).

	2021	2020	2019
Appreciation (depreciation) of the real against the US dollar	6,88	(22,44%)	(4,02%)
Period-end exchange rate (US$1.00)	BRL 5.58	R$ 5.20	R$ 4.03
Average (daily) exchange rate (US$1.00) (1)	R$5.40	BRL 5.16	BRL 3.95
Basic SELIC exchange rate (target) at the end of the period (two)	9.25%	2.00%	4.50%
Inflation (INPC) (3)	10.16%	5.45%	4.48%
Inflation (IPCA) (4)	10.06%	4.52%	4,31%
Inflation (IGP-M) (5)	17.78%	23:14	7.30%

Source : IBGE, Fundação Getúlio Vargas and Central Bank of Brazil.

(1)	The average (daily) exchange rate is the sum of the daily exchange rates based on the PTAX 800 Option 5 transaction, divided by the number of business days in the period.
(2)	The SELIC (Special System of Custody Settlement) interest rate is the main Brazilian reference interest rate.
(3)	The INPC is published by the IBGE and measures inflation for families with income between one and eight minimum wages per month in 11 metropolitan regions of Brazil.
(4)	The IPCA is published by the IBGE and measures inflation for families with an income between one and 40 minimum wages per month in 11 metropolitan regions of Brazil.

(5)	The IGP-M assigns different weights to the consumer, wholesale prices and construction prices. The IGP-M is published by Fundação Getúlio Vargas, a private foundation.

The Company's results of operations and financial condition are significantly affected by changes in the exchange rate of the real against the US dollar, euro and pound sterling. The Company's sales in international markets are billed mainly in US Dollars and, in Europe, in Euros and Pounds Sterling, but its operating results are recorded in Reais. The appreciation of the real against these currencies reduces the amount received by the Company in Reais, thus reducing the Company's net sales related to international markets, whereas the opposite occurs when the real depreciates against other currencies.

The prices of soybean meal and soybean, important ingredients in the Company's animal feed, are directly linked to the US dollar. The price of corn, another important feed ingredient, is also indexed, but at lower levels than soybeans and soybean meal. In addition to soybean, soybean and corn meal, the Company purchases sausage casings, mineral nutrients for animal feed, packaging and other raw materials from its suppliers located abroad, as well as equipment for use in its production units, the which are paid in US Dollars or other foreign currencies. When the real depreciates against the US dollar, the cost in Reais of the Company's raw materials and equipment pegged to US currency increases, and such increases could materially and adversely affect its results of operations. On the other hand, the appreciation of the real has a positive effect on its costs as part of them are fixed in US dollars, however this reduction does not immediately affect its operating results due to the duration of its poultry and pork production cycle.

As of December 31, 2021, the Company had loans and financing in foreign currency in the total amount of R$16.343.552 thousand, representing 64,2% of total loans and financing. As of December 31, 2020, the Company had loans and financing in foreign currency in the total amount of R$15,739,134 thousand, representing, on that date, 70.3% of total loans and financing. Despite managing a portion of its foreign exchange risks through derivatives and future cash flows from exports in US dollars and other foreign currencies, the Company's foreign currency debt obligations are not fully hedged. A sharp depreciation of the real against the US dollar or other currencies would increase the amount in reais that would be required to meet the debt service requirements of its foreign currency obligations. The Company acts to protect the cash flow from revenues and costs denominated or with significant influence of the exchange variation, based on limits established in its Financial Risk Management Policy, in order to avoid a distortion of its margins due to the appreciation the real against the US dollar. In the event of a devaluation of the real against the US dollar, the favorable effect on these margins is partially mitigated by the volume of hedge operations contracted with effect over the time horizon determined by the Financial Risk Management Policy. For further details on the Company's operating exposure to foreign exchange, see items 4.2.iv.b – “Exposure of Operating Income” and 5.2.b – “Foreign Exchange Risks” above.

Historically, the Company's results of operations and financial condition are affected by inflation rates in Brazil. The demand for its products in the domestic market is sensitive to consumer price inflation, as reflected in variations in the INPC and IPCA, and the Company's costs and expenses are mostly incurred in Reais. Due to the fact that long-term contracts with suppliers and customers are not customary in the Company's industry and prices are generally negotiated monthly or quarterly, increases in inflation have an immediate impact on its net sales and costs.

The IGP-M index is generally used in the negotiation of prices that the Company pays to its suppliers as a reference for inflation. In addition, the Company purchases electricity to operate its production units through long-term contracts that include periodic inflation adjustments in accordance with the IGP-M index.

In terms of personnel costs, salaries are adjusted only once a year, based on collective agreements between employers' unions and workers' unions. Generally, labor unions follow the INPC as a parameter for their negotiations.

Effects of interest rates

The Company's financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2021, 26,9% (29.7% as of December 31, 2020) of its total R$ R$ 24.456.060 thousand of loans and financing was (1) denominated in Reais (or in swap exchange) and was subject to interest indexed to Brazilian floating interest rates, such as the TJLP, the interest rate used in its financing agreements with BNDES, or the CDI, the rate of the interbank certificate of deposit applied to its contracts of swap exchange rate and certain of its other debt denominated in reais, or IPCA or (2) denominated in US dollars, indexed to a floating interest rate based on LIBOR. Any increase in CDI, TJLP or LIBOR could have an adverse effect on the Company's financial expenses and results of operations.

The table below shows the average interest rates to which the Company was exposed in the following years:

	Average interest for the year ended in December 31, 2021.
	2021	2020	2019
	(%)	(%)	(%)
CDI	4.4	2,8	4.4,
six month LIBOR	0,2	0.7	1.9,

10.3 - Events with significant, occurred and expected effects in the financial statements

The following information was evaluated and commented on by the Company's Officers:

(a) Introduction or disposal of operational segment

An operating segment is a component of the Company that carries out business activities to obtain revenues and incurs expenses. The operating segments reflect the way in which the Company's Management reviews the financial information for decision making. in the exercise social closed on december 31, 2021 there was no introduction or disposal of operating segments, which are presented in explanatory note 25 to the financial statements for the fiscal year closed on December 31, 2021.

(b) Incorporation, acquisition or disposal of equity interest

On 08.20.19, Badi Limited, a wholly-owned subsidiary of the Company, executed a share purchase agreement with Al Takamul International Company for Commercial Investment Limited for the acquisition of 25% of the remaining interest in the capital of Al Wafi Al Takamul International Company for Food Products Limited (“Al Wafi”), a company incorporated in Saudi Arabia, responsible for distributing the Company's products in the country. The transaction was effected on April 21, 2020 for the amount equivalent to R$100,390 thousand (USD19,000 thousand) and from that date onwards, Al Wafi became a wholly-owned subsidiary of Badi Limited. The amount paid is shown in Financing Activities in the Statement of Cash Flows and the difference between the amount paid and the book value of the interest in the subsidiary was recorded in Capital Reserves, in the amount of R$50,945 thousand.

On May 7, 2020, the Company entered into a share purchase agreement with Hungry Bunny Limited and others, setting out the terms and conditions for the acquisition of 100% of the share capital of Joody Al Sharqiya Food Production Factory, a food processing company. food in Saudi Arabia. The transaction was completed on January 18, 2021 (explanatory note 35.1 to the 2020 financial statements).

On June 24, 2020, the wholly-owned subsidiary of the Company BRF Foods GmbH sold 70% of the shares of FFM Further Processing Sdn. Bhd. company incorporated in Malaysia and owner of a food processing unit in that country, to FFM Berhad, which previously already held the remaining 30% of these shares. The transaction amount was equivalent to R$38,546 (USD7,350).

On 12.17.20, Nutinvestment BV and Banvit Bandirma Vitaminli Yem Sanayii AS, companies indirectly controlled by the Company, entered into an instrument of purchase and sale of shares with Aaylex System Group SA, establishing the terms and conditions for the sale of 100% of the shares of Banvitfoods SRL for the amount equivalent to R$129,471 thousand (EUR20,300 thousand). On May 4, 2021, Nutrivestment BV and Banvit Bandirma Vitaminli Yem Sanayii AS, companies indirectly controlled by the Company, completed the transaction . The total amount of the operation was equivalent to R$ 145,484 thousand (EUR22,457), as described in explanatory note 1.1.2 to the financial statements for the fiscal year closed on 12.31.21).

On 01.18.21, through its wholly-owned subsidiary Badi Limited ("Badi"), the Company completed the transaction to purchase 100% of the share capital of Joody Al Sharqiya Food Production Factory ("Joody Al"), a processing company of food in Saudi Arabia. The fair value of the consideration was equivalent to R$40,720 (SAR29,195) paid in cash and, as of that date, Joody Al became a wholly-owned subsidiary of Badi.

In June 2021, the subsidiary BRF Pet., dedicated to the pet food , signed a contract for the acquisition of quotas representing 100% (one hundred percent) of the share capital of the companies that make up the Hercosul Group. On August 2, 2021, the Company concluded the transaction for the amount of R$812,921, of which R$675,355 was paid in cash, R$119,180 will be paid in the next 4 years and R$18,386 refers to contingent consideration. In accordance with the conditions established in the acquisition agreement, which are common in contracts of this nature, the amount of consideration may be adjusted based on the net debt and working capital of the Hercosul Group.

In June 2021, the subsidiary BRF Pet S.A. entered into an agreement for the acquisition of the companies Paraguassu Participações S.A. and Affinity Petcare Brasil Participações Ltda., both holding 100% (one hundred percent) of the capital stock of Mogiana Alimentos S.A. on 09/01/21, the Company concluded the transaction for the amount of R$481,435, of which R$290,225 was paid in cash, R$145,548 will be paid over the next 6 years and R$45,662 refers to contingent consideration. According to the conditions established in the acquisition agreement, which are common in contracts of this nature, the total amount of the consideration can be adjusted based on the net debt and working capital of Mogiana Alimentos S.A.

On August 16, 2021, the Company entered into an Investment Agreement for the constitution of a joint venture with a subsidiary of AES Brasil Energia SA for the construction of a wind farm for self-generation of wind energy in the Cajuína Wind Power Complex, Rio Grande do Norte, with an installed capacity of 160MW, generating 80MWm, to be sold with the Company through a 15-year energy purchase and sale agreement. The estimated investment for the project is approximately R$5.2 million/MW installed, and the Company will directly invest approximately R$80 million, to be disbursed during the development of the project. The operation is still pending closure and the start of operations at the park is scheduled for 2024.

On September 16, 2021, the Company signed, with Intrepid Participações S.A. (“Intrepid”), a Contract for the Purchase and Sale of Incentivized Electricity, for a period of 15 years, together with a Private Instrument for Granting a Stock Option, which, despite the Company's entry through a holding jointly owned with Intrepid, has the objective of building a park for self-generation of solar energy in the cities of Mauriti and Milagres, Ceará, with an installed capacity of 320 MWp ( Megawatt peak), with an average generation of 80MW. O estimated investment in the project is approximately R$1.1 billion (R$3.7 million/MWp installed), with expected direct investment from BRF of R$80 million, to be disbursed during the course of the Project. The operation is still pending closure and the start of operations of the park is scheduled for 2024.

In December 2021, BRF Foods GmbH and One Foods Holdings Ltd., the Company's indirect wholly-owned subsidiaries, signed an amendment to the shareholders' agreement with Qatar Holding LLC, a wholly-owned subsidiary of Qatar Investment Authority, through which they agreed to terminate the put option held by Qatar Investment Authority provided for in such instrument , therefore, BRF's financial obligation to QIA is extinguished. From 2023, QIA will have new alternatives to liquidate its investment in Banvit.

On January 13, 2022, the Company entered into a Memorandum of Understanding (“MOU”) with the Public Investment Fund (“PIF”), a Saudi Arabian investment fund. The MOU is non-binding and aims to create a joint venture that will operate in the complete chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. The joint venture will be owned 70% by the Company and 30% by PIF and includes a core Halal business in Saudi Arabia. The MOU contemplates investments of approximately US$ 350,000,000.00.

(c) Unusual events or operations

There are no unusual events and/or operations to be indicated.

10.4 Significant changes in accounting practices - Provisions and emphasis on the auditor's opinion

(a)       significant changes in accounting practices

In the fiscal year ended December 31, 2021, the Company changed the classification of interest payments on loans and financing in the statement of cash flows, reclassifying this item from Operating Activity to Financing Activity. This change was made for a better presentation of the Company's cash flows and harmonization with the reports used by management in its management.

To improve the level of detail in the presentation of information in the financial statements, in the fiscal year closed on 12.31.21 the Company started to classify the expenses with employee and management sharing in the results by function in the income statement.

On January 1, 2019, there was the adoption of CPC 06 (R2) / IFRS 16 - Leases. For this standard, according to the accounting file contained in CPC 16, there was no restatement of comparative balances, so that the years presented in the financial statements for the year ended December 31, 2019 have different practices.

(b)       significant effects of amendments in accounting practices

As a result of what is described in item 10.4.a of this form and as presented in note 3.1 to the financial statements for the fiscal year ended on 12.31.21, to ensure comparability between the years presented, the Company made the following reclassifications regarding the fiscal year ended on 12.31.20 in the statement of cash flows:

On 01.01.19 there was the adoption of CPC 06 (R2) / IFRS 16 - Leases. For this standard, there was a record of a right-of-use asset of R$2,397,743 thousand, a lease liability of R$2,391,456 thousand and the difference between the balances in the amount of R$6,287 thousand, which was caused by lease provisions operations already recorded on 12.31.18, under Shareholders' Equity. Such contracts were previously disclosed as operating leases, according to the annual financial statements for the year. social closed on 12.31.18.

(c) Exceptions and emphases in the auditor's report

in the exercise social closed on December 31, 2021 and in the last two fiscal years, there were no reservations in the reports of the Company's independent auditors.

In the consolidated financial statements for the fiscal year closed on December 31, 2021 consisted of the following emphasis :

“We draw attention to note 1.5 to the individual and consolidated financial statements, which describe the investigations concluded by US government entities and those in progress conducted by Brazilian government entities involving the Company, as well as their current and potential developments. At the current stage of ongoing investigations, it is not possible to determine the potential financial and non-financial impacts to the Company as a result of these investigations and their potential developments and, consequently, to record potential losses which could have a material adverse impact on the financial position. of the Company, in its results and in its cash flows in the future. Our opinion is not qualified on these matters.”

In the financial statements for the fiscal year closed on December 31, 2020 consisted of the following emphasis:

“We draw your attention to note 1.2 to the individual and consolidated financial statements, which describe the investigations involving the Company, as well as their current and potential developments. At the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts for the Company as a result of these investigations and their potential developments and, consequently, record potential losses which could have a material adverse impact on the Company's financial position. , on its results and on its future cash flows. Our opinion is not limited to this matter.

In the financial statements for the fiscal year closed on December 31, 2019 consisted of the following emphasis:

“We draw attention to notes 1.2 and 1.3 to the financial statements, which describe the investigations involving the Company, as well as their current and potential developments. At the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts for the Company as a result of them and their potential developments and, consequently, record potential losses, which could have a material adverse effect on the financial position of the Company. Company, in its results and in its cash flows in the future. Our opinion is not limited to this matter.

10.5 - Critical accounting policies

The preparation of the Company's consolidated financial statements requires the use of critical accounting judgments, estimates and assumptions. Management periodically evaluates these estimates and judgments, based on historical experience and on several other factors considered reasonable under such circumstances. However, the uncertainties relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years. .

All the relevant accounting practices adopted by the Company are presented in Note 3 to the financial statements. individual and consolidated, of the Company for the year ended December 31, 2021. In the opinion of the Company's Management, the critical accounting policies adopted, summarized below, adequately reflect the conditions of its business.

a)	Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Its presentation in the balance sheet and explanatory notes is given according to the characteristics of each contract.

Financial Assets

Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of their cash flows and the management model for the asset. The table below shows how financial assets are classified and measured:

Category	Initial Measurement	Subsequent measurement
Amortised Cost

Trade accounts receivable and other receivables: invoiced amount adjusted to present value and, when applicable, less expected credit losses

For other assets: Fair value less costs directly attributable to their issuance .

Interest, changes in amortized cost and expected credit losses recognized in profit or loss.
Fair value through result	Fair value .	Changes in fair value recognized in profit or loss.
Fair value through other comprehensive income (VJORA)	Fair value less costs directly attributable to its issuance.

Changes in fair value recognized in other comprehensive income. Upon liquidation or transfer, accumulated gains or losses are directly reclassified to retained earnings or losses.

For debt instruments, expected credit losses are recognized directly in profit or loss.

The Company assesses at each reporting period the expected credit losses for instruments measured at amortized cost and for debt instruments measured at VJORA. Losses and/or loss reversals are recorded in income.

Expected credit losses on Accounts receivable from customers and other receivables: the Company regularly carries out a study of historical losses of the customer portfolios it has in all regions, taking into account the dynamics of the markets in which it operates and instruments it has to reduce credit risks, such as: letters of credit, insurance and guarantees real assets, as well as identifying specific clients whose risks differ from the portfolio, which are treated according to individual expectations.

Based on these studies, estimated loss factors are generated by portfolio and class of maturities that, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company assesses macroeconomic factors that may influence the aforementioned losses and, if necessary, adjusts the calculation model.

Notes receivable from judicial collection are reclassified to non-current as well as the related estimated credit loss. The securities are written off against the estimated loss to the extent that Management considers that they are no longer recoverable after taking all appropriate measures to receive them.

Financial liabilities

Financial liabilities are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest method. Interest on financial liabilities is shown under Financial Income (Expenses), Net.

A financial liability is only derecognised when the contractual obligation expires, is settled or cancelled.

Adjustment to present value

The Company measures the adjustment to present value on the short-term and long-term balances of accounts receivable, suppliers and other obligations, being recorded in the reduction accounts of the respective headings as a contra entry to the financial result. The Company adopts the weighted average cost of capital to calculate the adjustment to present value of the aforementioned assets and liabilities.

Hedge accounting

Cash flow hedge: the effective portion of the gain or loss on the hedging instrument is recognized in the caption Other Comprehensive Income and the ineffective portion in the Financial Result. Accumulated gains and losses are reclassified to income or balance sheet when the object is recognized, adjusting the line item in which the hedged object was recorded.

When the instrument is designated in a cash flow hedging relationship, changes in the fair value of the future element of forward foreign exchange contracts and the time element of options are recognized in Other Comprehensive Income. Upon settlement of the instrument, these hedge costs are reclassified to profit or loss together with the intrinsic value of the instruments.

Fair value hedge: the effective portion of the gain or loss on the hedging instrument is recognized in the income statement or balance sheet, adjusting the line item in which the hedged item is or will be recognized. The hedged object, when designated in this relationship, is also measured at fair value.

Hedge of net investment abroad: the effective result of the exchange variation of the instrument is recorded in Other Comprehensive Income, under the same heading in which the gains (losses) on the conversion of the investments object of the list are recognized. Only when the hedged investments are sold is the accumulated amount reclassified to income for the year.

b)	Revenue from customer contracts

Sales revenues are recognized and measured observing the following steps: (i) identification of contracts with customers, formalized through sales orders; (ii) identification of performance obligations; (iii) determination of the transaction price; (iv) allocation of the transaction price; and (v) recognition of revenue upon satisfaction of the performance obligation.

Revenues are recorded at the amount that reflects the Company's expectation of receive for the sale of products, net of applicable taxes, returns, rebates and discounts.

The Company's sales originate from sales orders. Discounts and rebates can either be negotiated punctually or have their conditions defined in the contracts , in general, signed with large retail and wholesale networks.In all cases, The performance condition is satisfied when control of the goods is transferred to the customer.

The Company has cash and installment sales, which are adjusted to present value for recognition of the financial component (note 3.20.3 of the 2021 financial statements).

c)	Inventories

Inventories are valued at the average cost of acquisition or formation of finished products and less than net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage, which are related to all the processes necessary for the adequacy of the products in sales conditions. Reductions in the net realizable value of inventories due to obsolescence, deterioration, slow movement and realizable value on sale are measured and recorded in each period as necessary. Normal production losses are part of the production cost for the respective month, while abnormal losses, if any, are recorded directly under Cost of Goods Sold without transiting through inventories.

d)	Taxes on profits

In Brazil, Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”) are calculated monthly based on taxable income, after offsetting tax losses and negative basis of social contribution, limited to 30% of taxable income, applying to this base the rate of 15%, plus an additional 10% for IRPJ and 9% for CSLL.

The results of subsidiaries abroad are subject to taxation in the countries where they are headquartered, in accordance with applicable tax rates and legislation. In Brazil, these results suffer the effects of taxation on universal bases established by Law No. 12,973/14. The Company analyzes the results of each subsidiary for the application of said legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and debits on tax losses and CSLL negative bases, as well as temporary differences between the tax base and the accounting base. Deferred tax assets and liabilities are classified as non-current. When the Company's internal studies indicate that the future use of these credits within a 10-year horizon is not probable, the asset is derecognised (note 10.3 to the 2021 financial statements).

the taxes Deferred assets and liabilities are presented net if there is an enforceable legal right to offset them, and if they fall under the same tax authority under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability settled, based on the rates (and tax legislation) that are in effect at the balance sheet date.

In compliance with ICPC 22 / IFRIC 23 interpretation, the Company analyzed relevant tax rulings by higher courts and considered whether they conflict in any way with the positions adopted by the Company. For known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, as it concluded that it is not likely that the tax authorities will not accept the positions adopted.

The Company periodically evaluates the positions taken in which there are uncertainties about the adopted tax treatment and will set up a provision, when applicable.

e)	Permanent assets

Fixed assets are stated at acquisition, formation, construction or dismantling cost, less accumulated depreciation. Borrowing and financing costs are recorded as part of the cost of property, plant and equipment in progress, considering the weighted average rate of borrowings and financing in effect on the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. Estimated useful lives, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not subject to depreciation.

The Company annually performs an analysis of impairment for its cash-generating units, which include the balances of property, plant and equipment (note 13 of the 2021 financial statements ).

Gains and losses on disposals of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the income statement on the date of disposal under Other Operating Income (Expenses).

f)	Lease

A contract is a collection contract, or contains a lease if the contract transfers the right to control the use of an identified asset for a period in exchange for consideration. The Company assesses whether:

•

the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

•	the Company has the right to obtain substantially all of the economic benefits from the use of the asset during the contract period; and
•	the Company has the right to direct the use of the asset during the contract period, which occurs in any of the following situations:
	•	the Company has the right to decide how and for what purpose the asset will be used, or
	•	the conditions are predetermined such that the Company has the right to operate the asset or has designed the asset in a way that predetermines how and for what purpose it will be used.

At the inception of the agreement, the Company recognizes a right-of-use asset and a lease liability, which represents the obligation to make payments related to the underlying asset of the lease.

The right-of-use asset is initially measured at cost and comprises the initial amount of the lease liability adjusted for any payment made on or before the contract commencement date, plus any initial direct cost incurred and estimated cost of dismantling, removing , restoration of the asset to the location where it is located, less any incentive received. The options to extend the term, early termination of contracts and purchase are analyzed individually considering the type of asset involved as well as its relevance in the Company's production process.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of the right-of-use asset is determined using the same methodology as the assets owned by the Company (note 3.12). Additionally, the right-of-use asset is periodically reduced to recoverable amount, when applicable, and adjusted by the subsequent measurement of the lease liability.

The lease liability is initially determined at the present value of unpaid payments, discounted at the incremental borrowing rate and subsequently measured at amortized cost using the effective interest method.

The liability is reassessed when there is a change (i) in future payments resulting from a change in index or rate, (ii) in the estimate of the expected amount to be paid in the guaranteed residual value, or (iii) in the assessment of whether the Company will exercise the option of purchase, extension or termination.

When the lease liability is revalued, the corresponding adjustment amount is recorded in the carrying amount of the right-of-use asset, or in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company does not recognize right-of-use assets and lease liabilities for contracts with a term of less than 12 months, with no purchase option and of low value. Payments associated with such contracts are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Additionally, contracts with an indefinite term and without fixed payments are recorded in income as incurred.

g)	Intangible asset

Intangible assets acquired are measured at cost at the time of their initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, they are stated at cost less accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized and expenditure is reflected in the income statement in the year in which it is incurred.

Intangible assets with finite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with a finite life are reviewed at least at the end of each fiscal year and any changes observed are applied prospectively. Amortization of intangible assets with a finite life is recognized in the income statement under the category of expense related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, being allocated to cash-generating units (note 14 of the 2021 financial statements ). The Company records in this subgroup mainly goodwill for expected future profitability and brands, which are expected to contribute indefinitely to its cash flows.

h)	Business combination

Business combinations are accounted for using the acquisition method, which determines that the cost of an acquisition is measured by the sum of the consideration transferred, measured at fair value on the acquisition date, and the value of any non-controlling interest in the acquiree. The Company measures non-controlling interests based on their interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are recorded as an expense when incurred.

Business combinations with related parties are recognized using the acquisition method when the agreements have substance and at cost when no substance is observed in the transaction.

In the acquisition of a business, Management evaluates the assets acquired and liabilities assumed with the objective of classifying and allocating them according to the contractual terms, the economic circumstances and the relevant conditions on the acquisition date.

Initially, goodwill is measured as the excess of the consideration transferred in relation to the fair value of the net assets acquired (identifiable assets and liabilities assumed, net).

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For purposes of impairment testing, goodwill is allocated to each of the cash-generating units that will benefit from the acquisition.

i)	Provision for tax, civil and labor risks and contingent liabilities

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of its amount can be made.

The Company is party to several legal and administrative proceedings, mainly in Brazil. Assessments of the probabilities of loss in these proceedings include an analysis of the available evidence, the hierarchy of laws, available case law, the most recent decisions in the courts and their relevance in the legal system, as well as the assessment of external lawyers. Provisions are reviewed and adjusted to take into account changes in circumstances, such as applicable statute of limitations, conclusions of tax audits or additional exposures identified based on new matters or court decisions.

In cases where there are a large number of lawsuits whose amounts are not individually relevant, the Company also uses statistical studies to determine the probability and amount of losses.

Contingent liabilities of business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. The initial measurement is made at fair value and subsequent measurements are made at the higher of the fair value at the acquisition date and the amount at which the provision would be recognized.

10.6 - Relevant items not shown in the financial statements

a.       Assets and liabilities directly or indirectly held by the issuer that are not shown on its balance sheet (off-balance sheet items), such as:

In the normal course of its business, the Company enters into contracts with third parties for the acquisition of raw materials, mainly corn and soybean meal, in which the agreed prices may be fixed or to be fixed. The Company also enters into other commitments, such as the supply of electricity, packaging, construction of real estate, among others, to supply its manufacturing activities. The firm purchase commitments are shown below:

Consolidated (R$ thousands)
12.31.2021
Total current	5,090,205
Total non-current	3,281,309
2023	1,395,346
2024	703,803
2025	411,255
2026	273,528
2027 onwards	497,377
8,371,514

This table is presented in explanatory note 32 to the financial statements for the fiscal year ended on 12.31.21.

B. Other items not shown in the financial statements

The Company does not have material items not evidenced in the financial statements that have or are likely to have effects on its financial condition, income and expenses, results of operations, liquidity, capital expenditures that are material to investors.

- Comments on items not shown in the financial statements

a. how such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the issuer

Firm purchase commitments are shown in item 10.6.a and will affect the Company's costs and expenses, as well as assets and liabilities when they meet the recognition requirements in accordance with applicable accounting standards.

In the case of instruments with prices to be fixed, variations in the price of services, electricity, commodities, inputs, among others, may significantly affect the Company's future costs and expenses. The management of such risks is carried out in accordance with BRF's Financial Risk Management Policy.

B. Nature and purpose of the operation

Such operations arise in the normal course of business and consist of contracts with third parties for the purchase of raw materials, mainly corn and soybean meal, in which the agreed prices may be fixed or to be fixed, in addition to other commitments, such as supply electricity, packaging, construction of real estate, among others, to supply its manufacturing activities.

c. nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

For a description of the nature of each operation, as well as the amount of obligations assumed and rights generated in favor of the Company as a result of operations not shown in the Company's financial statements, see item 10.6 of this Reference Form.

10.8 - Business Plan

(a)       investments

(i)        quantitative and qualitative description of investments in progress and planned investments:

The table below sets forth the Company's capital expenditures related to investments in the acquisition of property, plant and equipment, intangible assets and biological assets, in the last three fiscal years ended December 31, 2021, 2020 and 2019.

Investments	Fiscal years which ended on December 31st
	2021	2020	2019
	(in BRL thousands )
Permanent assets	1,555,426	804,609	417,165
Biological assets	1,239,746	1,006,222	837,930
Intangible Assets	179,632	96,181	64,320
Total	2,974,804	1,907,012	1,319,415

Investments made

Tax Year ended on December 31

In 2021, investments were made on a larger scale for growth, including an increase in the volume of line items and investments in innovation, aiming to gain market share and generate revenue, in line with the Company's Strategic Planning. In addition, the Company intensified investments that address items related to the development of the digital journey related to processes and optimization of its activities, an item that is also included in the medium and long-term planning vision. In addition, investments related to ESG, operational efficiency, compliance and internal controls were also relevant in the organization's investment pipeline indicated for this exercise.

Social year ending December 31, 2020

Investments made in 2020 totaled R$11,907,012 thousand. In that year, the Company made investments related to growth and innovation, with the highlights being investments in the plant in Seropédica (RJ), Mineiros (GO), Tatuí (SP) and Uberlândia (MG). In addition, resources were allocated to projects related to the digitalization of processes, aiming at a higher level of internal controls and operational efficiency, taking as examples projects related to S&OP, Quality, Operations, Human Resources processes, among others. In 2020, the Company resumed its path of investing in growth and innovation projects, as well as maintaining investments related to compliance with product standardization and quality standards.

Corporate year ended December 31, 2019

Investments made in 2019 totaled R$1,319,415 thousand. Among the highlights: (i) execution of projects to meet the demand of industrialized products in the Internal Market at the Seropédica Factory (RJ), (ii) implementing the concepts of Industry 4.0 in chicken slaughterhouses, (iii) systems for optimizing processes of production and sales planning and (iv) process improvements and Human Resources management.

In 2019, as in 2018, the Company prioritized investments to comply with regulations and to adapt its asset base to the principles of safety and quality.

The main capital expenditures in 2021 are described below:

Demand: Despite the challenging scenario resulting, among other factors, from the COVID-19 pandemic, in 2020, the Company continued with expansion projects with an increase in the pig slaughtering capacity for the foreign and Brazilian market, adding value to the mix of products, mainly in chicken proteins, as well as investing in cold cuts and sausages for the domestic market and innovation items.

Efficiency. In 2020, in addition to finalizing projects arising from previous periods, it also started investing in projects to improve the integrated planning system, process optimization for the use of raw materials, automation in industrial units and process digitization.

Quality, people and sustainability. In 2020, the Company focused on projects to improve and control production processes in slaughterhouses, feed plants and farms, modernization of laboratories and product quality, in addition to compliance and corporate governance items.

Expected Investments until 2030

Plan Vision 2030

In December 2020, the Company announced its "Plan Vision 2030", an investment plan that is currently in effect. Through this plan, the Company expects to invest more than R$55 billion, focusing on strengthening its leadership position as a global food company with high added value, strong brands, quality products among the most admired by consumers, providing higher return and margin expansion, with the establishment of a prudential limit for net financial leverage (ratio between net debt and Adjusted EBITDA for the previous 12 months) of up to 3 times.The Company will also aim to establish a local international presence in some of the largest value-added consumer centers in the world and expand its share of the Brazilian ready-to-eat meal market, increasing its presence in the high-value pork and pet markets. aggregate, in addition to the production of meat substitutes and new protein sources, in which a significant transformation in the food industry is expected. In this context, the Company expects that, by the end of this decade, approximately 70% of its revenue will come from its portfolio of high added value products. The Vision 2030 Plan also includes a macro sustainability plan with public commitments involving Environmental, Social and Governance (“ESG”) resources. As of 2021, the Company's management began to set goals related to ESG and, in January 2021, a new Vice President of Institutional Relations, Reputation and Sustainability was appointed to support the advancement of the Company's ESG agenda.

One of the main objectives of the Vision 2030 Plan is to make the Company one of the two largest pet food companies in Brazil by 2025. Brazil is the second largest world market for products pet , after the United States, with a market value of BRL 20 billion in 2020. It is estimated that the market potential for products pet total approximately R$40 billion by 2030. The growth is mainly driven by the verticalization of cities and the humanization of animals, which brings different feed needs. Brands are expected to premium of pet food are the most favored by consumers. The Company is already present in this segment for the main retail channels, including supermarkets (about 30% of the market) and the specialized trade channel (remaining 70% of the market). In 2021, the Company concluded the acquisition of Mogiana and Hercosul, adding strong and traditional brands, a robust industrial park and expertise in the specialized channel. With the operation, the Company was able to be among the 3 largest groups in terms of share in the Pet Food segment in Brazil, market leaders in Uruguay and the 2nd player in Paraguay.

To serve this segment, the synergies with the Company's production chain provide it with competitive advantages in terms of costs and quality. The Company is already the second largest animal feed producer in the southern hemisphere. The Company is one of the main producers of feed formulation ingredients. The Company hopes that this condition will help it achieve greater efficiency and lower production costs, both because of the scale of its grain purchases and because of its access to specific materials, such as hydrolyzed protein and special oils, which are produced and distributed by the Company to the feed market. The Company believes that these synergies provide it with competitive advantages in the pet food market that are difficult for other companies to replicate. In addition, the Company has access to the distribution channel of the traditional retail segment and plans to develop its capabilities in the specialized retail market and in the technical products market.

The Company also believes that this new path of anticipated growth for Brazil can be replicated in other regions and geographies in which it operates, offering new opportunities and new growth paths in the future.

(ii)        Sources of Financing for Investments

The Company has funds from operating cash generation, as well as lines of credit with financial and development institutions, including loans with the objective of encouraging rural activities and issuance of debt securities in the local and international capital markets (see item 10.1 .f for details on relevant loan and financing agreements).

(iii) Relevant divestment in progress and expected divestment

In 2020, the Company divested a total of R$56,546 thousand related to the sale of non-strategic assets related to the annual divestment plan.

b.if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the issuer's production capacity

(c)       new products and services

i. Description of ongoing research already published

In 2021, 234 new products were launched for consumers, of which 87 were launched in the Brazilian market and 128 in the international market. Among the launches in the international market, 48 were in the Asia region, 38 in the Halal market and 71 in other operations with direct exports. We also launched 19 SKUs in our PET segment, following the acquisition of Grupo Hercosul and Mogiana

The Company's Research, Development and Innovation (“R&D&I”) activities comprise agricultural research and innovation and the research and development of products and processes. The Product Research and Development team is located in Jundiaí, in the State of São Paulo, where BRF is located. Innovation Center (“BIC”). From the BIC, all products destined for the National Market are developed and exported from the production platform in Brazil. Research and Development activities also involve the development and optimization of primary and secondary packaging, as well as the application of graphic arts and technical product information.

The area of agricultural RD&I currently has researchers dedicated to innovation and production support activities, some of whom have PhDs, others have masters and many have specialization in the area of animal production. In addition to corporate researchers, the Company has a vast team of veterinarians, agronomists and zootechnicians working directly in the production system.

The Company develops a trainee and internship program, as well as encourages its employees to take postgraduate courses. In 2019, the Company started a new program called “Doctors of Agro”, under which five PhD vacancies were created with the aim of developing specific projects in different areas: nutrition, animal improvement, animal health, swine production and management of animals. birds. As a result, one of these doctors has already been incorporated into the Company's staff.

The Company has an experimental research structure for poultry and swine, with an experimental feed factory and 19 experimental sheds, which are distributed in four experimental farms, located in the State of Santa Catarina, with a total of 1,380 experimental pens for evaluation of the characteristics impact on the production chain. In addition, the Company has seven bromatological laboratories , seven laboratories with near-infrared spectroscopy (NIRS – Near Infrared Spectroscopy ) for receiving grain and five laboratories animal health that support research activities and the operation .. For the year 2021, the Company is expanding its capacity with a new animal health laboratory in Toledo/PR .

In 2019, in line with the strategy to develop pork consumption in Brazil, the Company launched a robust protein portfolio with Sadia everyday cuts, seasoned cuts for Perdigão Na Brasa barbecue and seasoned commemorative cuts for Sadia Christmas.

Reflecting its leadership position as the most innovative brand, in 2020, under the Sadia brand, several products were launched that bring more practicality to the consumer's daily life, such as: Mac'n Cheese line, a young and pioneering dish concept in Brazil frozen ready that is ready in 5 minutes in the microwave; new line of Sadia Na Receita products, a portfolio of pre-prepared chickens such as shredded, cubed and strips, to assist in the preparation of recipes and the Sadia Marinados line, with cuts of chicken lightly seasoned with ingredients such as salt, onion and garlic. The Company also launched Sadia Veg&Tal, its line focused on vegan and vegetarian consumers, which offers a portfolio of products such as vegetable burgers, frozen vegetables and frozen pies. In addition, the Sadia Speciale sub-brand was launched, with a portfolio of higher added value, such as parma-style ham and the new raw ham and salami with pepper rims. Under the Ouro Perdigão brand, the line of mini sausages was launched, continuing the process of expanding the portfolio in the appetizers and snacks category. The Perdigão frozen pizza portfolio was also launched, which will ensure the brand's visibility in the main market in the category. With the Qualy brand, the Qualy Vita line was launched, made with vegetable oils and a source of Omega 6, an essential nutrient for heart care. Finally, the Company also expanded the Qualy brand portfolio with butter, cream cheese and frozen cheese breads.

During 2021, in addition to strengthening and expanding the lines launched in the last two years, we maintained our strategy of building increasingly segmented consumer platforms. We highlight as a novelty the launch of Livre&Lev, a sub-brand of Sadia, which focuses on well-being and is characterized as a line free of excesses and light in ingredients, specially developed to deliver more naturalness with fewer known ingredients, free of additives. Composed of cold cuts (ham and turkey breast) and ready meals (meals in portions, which allow different combinations and wraps). Another important initiative was the launch of the 100% Vegetal Chicken line by Sadia Veg&Tal, comprising 3 SKUs (shredded chicken, in strips and cubes), and officially the 1st line of carbon-neutral chickens on the market, whose emissions are neutralized from the grain to the point of sale through the purchase of carbon credits from forest conservation projects. The announcement was made during the COP26 climate conference in Scotland. The releases were awarded: First Place in the ESG Category and Winner in the Impact Projects Category 2021, both presented by the Grow Innovation Awards

ii. Total amounts spent by the issuer on research for the development of new products or services

In the fiscal year ended December 31, 2021, the Company spent R$244 million on Research, Development and Innovation activities. In the years 2015 to 2018, the Company also considered as R&D&I expenses the amounts of fixed expenses entered in the cost centers of the managements linked to these activities, as well as the amounts spent as consumables in experimental research tests and field research of agricultural R&D&I projects, which is why there is an increase in value in such exercises.

The Company understands that investing in R&D&I is a key factor in maintaining its competitive advantages, whether to optimize its production chain, improving sustainability, as well as launching innovative products, meeting the expectations and needs of consumers, customers and markets.

iii. Projects in development already announced

The Company has its own swine breeding program, which is competitive with the programs of international genetics companies. This program currently serves, by choice, 70% of the Company's production. The program has six core farms in the State of Santa Catarina, with a staff of 136 active employees, one farm in the State of Goiás, with a staff of 42 active employees, in addition to a farm backup in the state of Minas Gerais. Today, the Company has a tissue bank with more than 610,000 samples of genetic material and a series of works were carried out to incorporate the genomic evaluation and in 2021 it will begin the process of selecting animals using genomic genetic values. To make this technological leap possible, the Company established partnerships with six centers of the Brazilian Agricultural Research Corporation - EMBRAPA, research centers, universities and research and development bodies (BNDES, Finep, CNPq and FAPESP) and formed a team of seven geneticists.

In recent years, research partnerships were established in projects financed by EMBRAPA, FINEP, CNPq, BNDES, and, since 2009, the Company has benefited from tax recovery under the Lei do Bem, in the years in which it calculates taxable income. This law introduced a tax incentive related to Research, Development and Technological Innovation. The law defines “technological innovation” as the creation of a new product or production process, with new functionalities or characteristics that bring increased improvements and effective gains in quality or productivity, resulting in stronger market competitiveness. The main feature of the mechanism of this tax incentive is the exclusion of expenses to determine the amount of income tax and social contribution that is charged on net income.

The Company's integrated agricultural innovation process starts from interfaces with companies and research centers, characterized by the sharing of the use of physical structures and technical staff, to solve the main demands for the development of joint work, but mainly resulting in the feedback of new proposals of innovation from the technological development network itself.

BIC's R&D&I team works together with the Quality Assurance area to adopt international quality assurance practices, food safety and food fraud, in addition to the development of follow-up systems for monitoring industrial products and processes.

In March 2021, the Company signed a Memorandum of Understanding (“MOU”) with Aleph Farms, Ltd, an Israeli startup that develops proteins in the laboratory from animal cells. The agreement aims at: (i) the development and production of cultured meats using Aleph Farms' patented production (BioFarm™); and (ii) the exclusive distribution of Aleph Farms' cultivated proteins in Brazil. On July 7, 2021, the Company announced, through a notice to the market, that it participated in the investment round (Series B) promoted by Aleph, in the amount of US$2,500,000.00 (two million, five hundred thousand US dollars).

In line with its “Vision 2030” plan, in which one of the aforementioned growth avenues is “meat substitutes”, this partnership will strengthen business generation and diversification to meet growing consumer demands for a greater variety of alternative proteins. . In addition to the commercial potential in the Brazilian market, this partnership will also reinforce the sustainability, innovation and food safety commitments adopted by the two companies.

iv. Total amounts spent by the issuer in development of new products or services

In the fiscal year ended December 31, 2021, the Company invested R$42,010 thousand in Research, Development and Innovation activities. In 2019, in line with the strategy to develop pork consumption in Brazil, the Company launched a robust protein portfolio with Sadia everyday cuts, seasoned cuts for Perdigão Na Brasa barbecue and seasoned commemorative cuts for Sadia Christmas.

Reflecting its leadership position as the most innovative brand, in 2020, under the Sadia brand, several products were launched that bring more practicality to the consumer's daily life, such as: Mac'n Cheese line, a young and pioneering dish concept in Brazil frozen ready that is ready in 5 minutes in the microwave; new line of Sadia Na Receita products, a portfolio of pre-prepared chickens such as shredded, cubed and strips, to assist in the preparation of recipes and the Sadia Marinados line, with cuts of chicken lightly seasoned with ingredients such as salt, onion and garlic. The Company also launched Sadia Veg&Tal, its line focused on vegan and vegetarian consumers, which offers a portfolio of products such as vegetable burgers, frozen vegetables and frozen pies. In addition, the Sadia Speciale sub-brand was launched, with a portfolio of higher added value, such as parma-style ham and the new raw ham and salami with pepper rims. Under the Ouro Perdigão brand, the line of mini sausages was launched, continuing the process of expanding the portfolio in the appetizers and snacks category. The Perdigão frozen pizza portfolio was also launched, which will ensure the brand's visibility in the main market in the category. With the Qualy brand, the Qualy Vita line was launched, made with vegetable oils and a source of Omega 6, an essential nutrient for heart care. Finally, the Company also expanded the Qualy brand portfolio with butter, cream cheese and frozen cheese breads.

During 2021, in addition to strengthening and expanding the lines launched in the last two years, the company maintained its strategy of building increasingly segmented consumer platforms. A novelty is the launch of Livre&Lev, a sub-brand of Sadia, which focuses on well-being and is characterized as a line free of excesses and light in ingredients, specially developed to deliver more naturalness with fewer ingredients, free of additives. The Livre&Lev line is mainly composed of cold cuts (ham and turkey breast) and ready meals (portioned meals, which allow different combinations and wraps). Another important initiative was the launch of the 100% Vegetal Chicken line by Sadia Veg&Tal, comprising 3 SKUs (shredded chicken, in strips and cubes), officially the 1st line of carbon-neutral chicken on the market, whose emissions are neutralized from the grain to the point of sale through the purchase of carbon credits from forest conservation projects. The announcement was made during the COP26 climate conference in Scotland. The releases were awarded first place in the ESG Category and Winner in the 2021 Impact Projects Category, both delivered by the Grow Innovation Awards.

10.9 - Other factors with significant influence

The Company was the subject of two external investigations called “Operação Carne Fraca” in 2017 and “Operação Trapaça” in 2018, as detailed below. The Company's Audit and Integrity Committee conducted independent investigations in conjunction with the Independent Investigation Committee, formed by external members, and external legal advisors in Brazil and abroad, regarding allegations involving the Company's employees and former employees. On February 25, 2021, the Enforcement Division of the Securities and Exchange Commission (“SEC”) issued a letter to the Company, stating, among other matters, that it concluded an investigation against BRF and that, based on the information it has up to that date, it does not intend to recommend any enforcement action by the SEC against the Company in relation to the Operations Cheating and Carne Fraca. On May 5, 2021, the Company was informed by the United States Department of Justice that it also concluded its investigations against BRF within the scope of Operação Carne Fraca and Operação Trapaça, having not applied any sanctions or penalties against the Company.

The main impacts observed as a result of these investigations were recorded in Other Operating Expenses in the amount of R$9,003 for the fiscal year closed on 12.31.21 (R$28.004 in the same period of the previous year), mainly referring to expenses with lawyers, advisory and consulting services.

Detailed information on such investigations and their potential effects on the financial statements is shown in note 1.5 to the consolidated financial statements 12.31.21 and 1.2 to the 2020 financial statements.

Analysis of the impacts of COVID-19 on the Company's activities

As described in the risk factor contained in item 4.1 of this Reference Form, entitled “ Pandemics or outbreaks of human diseases, such as the novel coronavirus (COVID-19), can cause changes in consumption and trade patterns, supply chains and production processes, as well as disruptions in production and product shipments, which could significantly harm the Company's operations and results of operations ", the Company's business, operations and financial condition could be materially and adversely affected by the spread of epidemics, pandemics or other public health crises, including the novel coronavirus (COVID-19).

On 31.01.20, the World Health Organization announced that COVID-19 is a global health emergency and on 11.03.20 it started treating the disease as a pandemic. The outbreak triggered significant decisions by governments and private sector entities, which, added to their potential impact, increased the degree of uncertainty for economic agents and could generate effects on the amounts recognized in the interim financial information.

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and support offices, albeit temporarily and partially on a remote work basis in some of its corporate locations. Thus, until December 31, 2021, there was no material change in its production, operation and/or commercialization schedule. Additionally, management has developed and implemented several contingency plans to support its operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, made up of executives, specialists in the field of infectious diseases and hired consultants.

Due to the pandemic, the Company incurred direct expenses, mainly related to transportation, personnel, prevention, control and donations, which are presented in the quarterly information under the following headings:

(1)	In the fiscal year ended on 12.31.20, it includes non-incremental expenses related to idleness in the amount of R$55,926.

Management considered in its projections of results and cash flows, within its best knowledge, the effects and uncertainties of the pandemic. Due to the high volatility and uncertainty about the duration and impact of the pandemic, the Company will continue to monitor the situation and assess the impacts on the assumptions and estimates used in the preparation of the financial information. In addition, as a result of the social distancing measures imposed by the competent authorities, customers in regions where the Company operates are being impacted, mainly by restrictions on meetings or face-to-face contacts, which may lead to a reduction in the consumption of the Company's products. One of the consequences of the pandemic could also be the destabilization of the prices of commodities or from the economies and financial markets of many countries, resulting in an economic slowdown that could affect demand for the Company's products and, thus, have a material adverse effect on the Company's operating results. Any deterioration in the credit cycle of the Company's customers, as a result of the pandemic or the measures implemented to face it, could adversely affect the Company's results and cash flows.

The Company's operations include global production and distribution facilities and if there are many cases of COVID-19 contamination in the facilities or communities where the Company operates and distributes its products, productions, operations, employees, suppliers, customers and distribution channels can be impacted. In addition, ports and other entry channels may be closed or start to operate with a small part of capacity, as workers may be banned or even unable to attend work, as well as the transport of products within regions or countries may also be limited in view of potential transport restrictions related to quarantines or travel bans.

In addition, the countries to which the Company exports its products may restrict the importation of the Company's products; of products produced by its partners; or on all or some food products in Brazil, based on concerns related to COVID-19.

From the beginning of the pandemic until the moment of the disclosure of this form, BRF operated and continues to operate its industrial complexes, distribution centers, logistics, supply chain and support offices, even if (i) temporarily and partially in a work regime remote at some of its corporate locations; and (ii) closed the Lajeado plant for a week in May 2020 and the Rio Verde plant for 14 days in June 2020, as a result of cases of contamination by COVID-19. Thus, until the date of this Reference Form, there was no relevant change in its production, operation and/or commercialization schedule. Additionally, management has developed and implemented several contingency plans to maintain its operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, made up of executives, specialists in the field of infectious diseases and hired consultants.

The Company approved the donation of food, medical supplies and other support to research and social development funds, in the approximate amount of R$100 million, in order to contribute to efforts to combat the effects of the COVID-19 pandemic, including support for hospitals, philanthropic entities, social assistance organizations and health professionals in the states and municipalities in which it operates.

In order to preventively reinforce its level of liquidity, the Company contracted financing lines with financial institutions in Brazil, with funding in the aggregate amount of R$2,429,211 thousand and an average term of approximately one year, without any clauses of covenants financial. During the months of July and August 2020, the Company carried out early settlement operations for part of the aforementioned financing lines, in the amount of aggregate principal and interest of R$2,094,555 thousand (note 15.5 of the 2020 financial statements). For 2021, in line with the strategy of diversifying funding sources and optimizing the term/cost ratio, in the last quarter of 2021, the Company contracted R$937 million in trade finance operations and settled of R$ 249 million in short-term trade finance operations. Currently, the Company has R$3 billion undrawn and available under a revolving credit facility with Banco do Brasil.

The Company has adopted a series of guidelines as part of its Financial Risk Management Policy to ensure the maintenance of an adequate level of liquidity, establishing minimum cash and liquidity requirements, in accordance with future expectations and obligations. The current liquidity position is considered adequate by the Company taking into account payment obligations, including through capital expenditure plans, in line with its Vision 2030 Plan. However, the Company recognizes that any unfavorable operating results may have an adverse impact on its financial metrics, such as leverage. At the same time, increases in overall customer delinquency rates may occur in relation to the pandemic and, as a result, an increase in bad debt losses. The possible deterioration in the credit cycle of its customers could adversely affect the Company's results, financial position and cash flows in the future.

The recent increase in the volatility of market risks significantly affected the fair value of the Company's assets and liabilities, mainly considering the large variations in exchange rates. In addition, the increased uncertainty of projections has increased the challenge of accurately valuing some of the assets and liabilities. However, the method used for this valuation was not significantly altered and the financial statements were prepared in a timely manner. The Company's management took into account the effects and uncertainties related to the pandemic in the projections of its results and cash flows.

Management considered in its projections of results and cash flows, to the best of its knowledge, the effects and uncertainties of the pandemic. As described in note 14.1 of the 2020 financial statements, no adjustments were identified to reduce the balances of cash-generating units to recoverable value. Due to the high volatility and uncertainty about the duration and impact of the pandemic, the Company will continue to monitor the situation and assess the impacts on the assumptions and estimates used in the preparation of the financial statements.

For more information on the risks and measures adopted by the Company in relation to the COVID-19 pandemic, see item 4.1 of this Reference Form, entitled " Pandemics or outbreaks of human diseases, such as the novel coronavirus (COVID-19), can cause changes in consumption and trade patterns, supply chains and production processes, as well as disruptions in production and product shipments, which could significantly harm the Company's operations and results of operations ", item 10.1.a - General Financial and Equity Conditions and item 5.6 - Other relevant information.

BRF S.A.

Attachment II – Information on the allocation of net income (Annex 9-1-II of CVM Instruction No. 481, of December 17, 2009)

1.	Inform net income for the year

The net income for the year was R$419,454,967.88 (four hundred and nineteen million, four hundred and fifty-four thousand, nine hundred and sixty-seven reais and eighty-eight cents).

2.	Inform the global amount and the amount per share of dividends, including prepaid dividends and interest on equity already declared:

Not applicable.

3.	Inform the percentage of net income for the year distributed:

The profit for the fiscal year ended on December 31, 2021 was fully used to offset the balance of accumulated losses, in accordance with the provisions of article 189 of Law No. 6,404/1976, which, as a result of such offset, will become be R$ 2,132,230,509.69 (two billion, one hundred and thirty-two million, two hundred and thirty thousand, five hundred and nine reais and sixty-nine cents).

4.	Inform the global amount and the value per share of dividends distributed based on profit from previous years

Not applicable.

5.	Inform, deducting the anticipated dividends and interest on equity already declared:

a.	The gross amount of dividends and interest on equity, segregated, per share of each type and class

Not applicable.

b.	The form and term of payment of dividends and interest on equity

Not applicable.

c.	Eventual restatement and interest on dividends and interest on equity

Not applicable.

d.	Date of disclosure of payment of dividends and interest on equity considered for identification of shareholders who will be entitled to receive them

Not applicable.

6.	If there has been a declaration of dividends or interest on equity based on profits determined in half-yearly balance sheets or in shorter periods

a.	Inform the amount of dividends or interest on equity already declared

Not applicable.

b.	Inform the date of the respective payments

Not applicable.

7.	Provide a comparative table indicating the following values per share of each type and class:

a.	Net income for the year and the 3 (three) previous years

	2021	2020	2019	2018
Amount per share (R$)	0.52	1.71	0.37	(5.48)

b.	Dividend and interest on own capital distributed in the previous 3 (three) years

	2020	2019	2018
Dividends	N/A	N/A	N/A
Interest on equity	N/A	N/A	N/A

8.	If profits are allocated to the legal reserve

a.	Identify the amount allocated to the legal reserve

Not applicable.

b.	Detail how to calculate the legal reserve

Not applicable.

9.	If the Company has preferred shares entitled to fixed or minimum dividends

a.	Describe how fixed or minimum dividends are calculated

Not applicable, as the Company's capital stock is exclusively divided into common shares.

b.	Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

Not applicable, as the Company's capital stock is exclusively divided into common shares.

c.	Identify whether any unpaid installments are cumulative

Not applicable, as the Company's capital stock is exclusively divided into common shares.

d.	Identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable, as the Company's capital stock is exclusively divided into common shares.

e.	Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable, as the Company's capital stock is exclusively divided into common shares.

10.	Regarding the mandatory dividend

a.	Describe the form of calculation provided for in the articles

In accordance with article 36 of the Bylaws, after deducting any accumulated losses and the provision for Income Tax and after the allocation of the profit to the legal reserve, 25% (twenty-five percent) of the net income must be paid as of mandatory dividend.

b.	b. Inform if it is being paid in full

There will be no declaration and payment of dividends, considering that the profit for the fiscal year ended on December 31, 2021 was fully used to offset the balance of accumulated losses, in accordance with the provisions of article 189 of Law No. 6,404/1976.

c.	Inform the amount eventually withheld

Not applicable.

11.	If the mandatory dividend is retained due to the company's financial situation

a.	Inform the retention amount

Not applicable.

b.	Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c.	Justify the retention of dividends

Not applicable.

12.	If there is allocation of income to the contingency reserve

a.	Identify the amount allocated to the legal reserve

Not applicable.

b.	Identify the probable loss and its cause

Not applicable.

c.	Explain why the loss was considered probable

Not applicable.

d.	Justify the constitution of the reserve

Not applicable.

13.	If there is allocation of income to the unrealized profit reserve

a.	Inform the amount allocated to the unrealized profit reserve

Not applicable.

b.	Inform the nature of unrealized profits that gave rise to the reserve

Not applicable.

14.	If there is allocation of income to statutory reserves

a.	Describe the statutory clauses that establish the reserve

Not applicable.

b.	Identify the amount allocated to the legal reserve

Not applicable.

c.	Describe how the amount was calculated

Not applicable.

15.	If profit retention is provided for in the capital budget

a.	Identify the retention amount

Not applicable.

b.	Provide a copy of the capital budget

Not applicable.

16.	If there is allocation of income to the tax incentive reserve

a.	Inform the amount allocated to the reserve

Not applicable.

b.	Explain the nature of the destination

Not applicable.

BRF S.A.

Attachment III – Information on candidates for the positions of members of the Board of Directors (Items 12.5 to 12.10 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009)

12.5. Composition and professional experience of candidates for positions on the Board of Directors

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Marcos Antonio Molina dos Santos	01/17/1970	Belongs only to the Board of Directors	N/A	N/A
102.174.668-18	Businessman	Board of Directors (effective) Chairman of the Board of Directors	N/A	N/A
No	N/A	No

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Marcia Aparecida Pascoal Marçal dos Santos	03/28/1973	Belongs only to the Board of Directors	N/A	N/A
182.070.698-21	Businesswoman	Board of Directors (effective)	N/A	N/A
No	N/A	No

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Flavia Maria Bittencourt	15/01/1970	Belongs only to the Board of Directors	04/27/2020	OGM 2022
011.971.887-11	Chemical Engineer	Independent Board of Directors (effective)	04/30/2020	N/A
Member of People, Governance, Organization and Culture Committee and Quality and Sustainability Committee	1st term of office	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Augusto Marques da Cruz Filho	10/16/1952	Belongs only to the Board of Directors	04/27/2020	OGM 2022
688.369.968-68	Economist	Independent Board of Directors (effective)	04/30/2020	N/A
Member of the Audit and Integrity Committee	2nd term of office	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Sérgio Agapito Lires Rial	07/28/1960	Belongs only to the Board of Directors	N/A	N/A
595.644.157-72	Economist	Board of Directors (effective) Vice-Chairman of the Board of Directors	N/A	N/A
No	1st term of office	No

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Altamir Bastita Mateus da Silva	01/12/1975	Belongs only to the Board of Directors	N/A	N/A
116.841.118-77	Company’s Administrator	Independent Board of Directors (effective)	N/A	N/A
No	N/A	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Deborah Stern Vieitas	07/21/1957	Belongs only to the Board of Directors	N/A	N/A
013.968.828-55	Administrator and Journalist	Independent Board of Directors (effective)	N/A	N/A
No	N/A	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Oscar de Paula Bernardes Neto	08/05/1946	Belongs only to the Board of Directors	N/A	N/A
037.057.307-20	Chemical Engineer	Independent Board of Directors (effective)	N/A	N/A
No	N/A	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Pedro de Camargo Neto	01/22/1949	Belongs only to the Board of Directors	N/A	N/A
297.279.878-34	Civil Engineer	Independent Board of Directors (effective)	N/A	N/A
No	N/A	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Eduardo Augusto Rocha Pocetti	08/06/1954	Belongs only to the Board of Directors	N/A	N/A
837.465.368-04	Accountant	Independent Board of Directors (effective)	N/A	N/A
N/A	N/A	No

Marcos Antonio Molina dos Santos Brazilian Register of Individual Taxpayer – CPF 102.174.668-18

Mr. Marcos Antonio Molina dos Santos is chairman of Marfrig's Board of Directors. The executive has more than 30 years of experience in the food sector, having started his professional activity at the age of 16, when he opened his first business: a food distribution company. Since the incorporation of Marfrig, Marcos Molina has been actively involved with the Company's key customers, strengthening national and international commercial relationships, which enable the development and evolution of industrial and quality processes, aiming to exceed expectations in relation to the global scenario. Mr. Molina is also a partner and CEO of MMS PARTICIPAÇÕES LTDA. which is the Marfrig's parent company.

Mr. Molina has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from the practice of any professional activity or commercial.

Mr. Marcos declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize a Politically Exposed Person.

Marcia Aparecida Pascoal Marçal dos Santos Brazilian Register of Individual Taxpayer – CPF 182.070.698-21

Mrs. Marcia Aparecida Pascoal Marçal dos Santos has been a member of the Company's Board of Directors since March 2007. She has extensive experience at Marfrig, having been responsible for the financial area from 2000 to 2006 and for the internal audit team from 2000 to 2006. In addition, Ms. Marçal dos Santos actively participates in the Marfrig Fazer e Ser Feliz Social Responsibility Institute, as Chief Executive Officer. Mrs. Marcia Aparecida Pascoal Marçal dos Santos is also a partner and vice-president of MMS PARTICIPAÇÕES LTDA. which is the Marfrig's parent company.

Mrs. Marcia has not suffered, in the last five years any (i) criminal, (ii) criminal conviction in CVM administrative proceedings or (iii) finaljudgment, in the judicial or administrative sphere, that has suspended or inabilitated him for the practice of any professional or commercial activity.

Mrs. Marcia declared that she is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as she does not fit into any of the situations that characterize a Politically Exposed Person.

Flavia Maria Bittencourt Brazilian Register of Individual Taxpayer – CPF 011.971.887-11

Mrs. Flavia Bittencourt holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro – UFRJ, a postgraduate degree in Marketing at Escola Superior de Propaganda e Marketing – ESPM and an Executive MBA from Fundação Dom Cabral. Mrs. Flávia Bittencourt has a long history at Oi – Telemar, with more than 10 years of experience, in positions such as Product Manager (2001 – 2003), General Marketing Manager (2003 – 2005) and also held the position of Executive Director of Marketing (2005 – 2011). In addition, she was Marketing Director at Lácteos Brasil, co-founder of STORIES4FUN and Senior Vice President of Latin America at Sephora Brasil. Ms. Flavia served as a member of the Board of Directors of Lojas Marisa, between 2018 and 2019. She is currently CEO of Adidas and a member of the Board of Directors of Tim Brasil and Oncoclinicas. In addition to being a member of the Board of Directors, Ms. Flavia Bittencourt is also a member of the People, Governance, Organization and Culture Committee and of the Quality and Sustainability Committee and coordinates the Consumer Intelligence Committee.

Mrs. Flavia Bittencourt has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from the practice of a any professional or commercial activity.

Mrs. Flavia Bittencourt declared that she is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as she does not fit into any of the situations that characterize a Politically Exposed Person.

Augusto Marques da Cruz Filho Brazilian Register of Individual Taxpayer – CPF 688.369.968-68

Mr. Augusto Marques completed the credits in the doctoral and postgraduate course in Economic Theory at the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences at the Faculty of Economics and Administration of the University of São Paulo (FEA-USP), having attended the Insead Executive Program at the Institut Européen d'Aministration des Affaires. He worked at Grupo Pão de Açúcar for 11 years, going through the roles of executive director of the company, financial administrative director and, for two and a half years, as president director, until he left the position in 2005. Between 2005 and 2010, he was a member of the Board of Directors and Audit Committee of B2W. From April 2016 to August 2019, he held the position of Chairman of the Board of Directors of BR Distribuidora. He is currently a member of the Board of Directors of SIMPAR SA (formerly Grupo JSL SA) and General Shopping, in addition to serving as a member of the Board of Directors and coordinator of the Company's Audit and Integrity Committee. Mr. Augusto Marques has been Vice President of the Company’s Board of Directors since April 2018 and coordinator of its Audit and Integrity Committee since April 2020.

Mr. Augusto Marques da Cruz Filho has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity.

Mr. Augusto Marques declared that he was not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize a Politically Exposed Person.

Sérgio Agapito Lires Rial Brazilian Register of Individual Taxpayer – CPF 595.644.157-72

The professional career of Mr. Rial includes the positions of Chief Executive Officer of Marfrig Global Foods SA, Executive Vice President and Chief Financial Officer of Cargill and President of Banco Santander Brasil. He was also a member of Cargill's board of directors for nine years. He was president of Seara Alimentos SA, managing director of Bear Stearns & Co. in New York, director of ABN AMRO Bank and member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He holds a degree in Law from the Federal University of Rio de Janeiro and in Economics from Universidade Gama Filho, as well as an MBA from IBMEC, in São Paulo, as well as specializations from Harvard Business School, Wharton School of Business, University of Pennsylvania and INSEAD. In France, he is currently Chairman of the Board of Directors of Santander Brasil, Chairman of the Board of Directors of Getnet and Universia Brasil, SA.

Mr. Sérgio hereby declares that in the last 5 years, he: (i) has not been found guilty of any crime that has disqualified the practice of professional activity; (ii) has notsuffered any conviction in an administrative proceeding of the CVM and the penalties applied; or (iii) any final conviction inthe judicial or administrative court, which has suspended or disqualified him to practice aprofessional or commercial activity.

Mr. Sérgio declared that he was not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize a Politically Exposed Person.

Pedro de Camargo Neto Brazilian Register of Individual Taxpayer – CPF 297.279.878-34

Mr. Pedro is a Civil Engineer from the Polytechnic School of the University of São Paulo – 1972; Master of Science from the Massachusetts Institute of Technology – 1974 Doctor in Production Engineering from the Polytechnic School of the University of São Paulo – 1984; Farmer and rancher in the states of São Paulo, Mato Grosso do Sul and Piauí in the last 40 years. He is a Business Consultant, Secretary of Production and Marketing at MAPA, from 2001 to 2002 and President of the Brazilian Rural Society from 1990 to 1993 and Vice-President from 2017 to 2019. Mr. Pedro hereby declares that in the last 5 years, he: (i) has not been found guilty of any crime that has disqualified the practice of professional activity; (ii) has notsuffered any conviction in an administrative proceeding of the CVM and the penalties applied; or (iii) any final conviction inthe judicial or administrative court, which has suspended or disqualified him to practice aprofessional or commercial activity.

Mr. Pedro declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize a Politically Exposed Person.

Oscar De Paula Bernardes Neto Brazilian Register of Individual Taxpayer – CPF 037.057.307-20

Mr. Oscar holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro; Oscar is a partner at Yguaporã Consultoria e Empreendimentos Ltda, a consulting and investment firm in São Paulo since 1999. From 2004 to 2011, he was a partner at Integra Associados – Reestruturação Empresarial Ltda., a consulting firm specializing in restructuring, M&A and crisis management. From 1999 to 2003 he was Chairman of the Board of TIW do Brasil, a Canadian telecommunications company, and from 1996 to 1999 he was chairman of Bunge International, a global leader in the agribusiness and food sector. Prior to joining Bunge, he was Senior Vice President and Partner at Booz Allen and Hamilton for Latin America. Previously, he was director of operations in Brazil at Ferro Corporation. Mr. Oscar is a member of the boards of the following companies: DASA, Laboratórios da América SA – Brazil – since 2011; Locates Rent a Car SA – Brazil – since 2007; Mosaic – USA – since 2018; Votorantim Participações – Brazil – since 2015; Jalles Machado – since 2019, chairman of the Board of Directors since 2020. Mr. Oscar was also a member of the following Omni Brasil Boards of Directors – from 2011 to 2020; Marcopolo SA – Brazil – 2012 to 2019; Praxair - USA - 2010 to 2018; GERDAU SA – Brazil – 2003 to 2016; Metalúrgica GERDAU SA – Brazil – 2003 to 2016; Vanguarda (Strategic Committee) – Brazil – 2012 to 2015; Cia Suzano de Papel e Celulose – Brazil - 2005 to 2015; ALCOA - Brazil - 2003 to 2015; BUNGE- Brazil – 1999 to 2013; Johnson Electric Holdings Ltd. – Hong Kong – 2003 to 2011; São Paulo Alpargatas SA – Brazil – 2006 to 2012; DELPHI – USA – 1999 to 2000.

Mr. Oscar hereby declares that in the last 5 years, he: (i) has not been found guilty of any crime that has disqualified the practice of professional activity; (ii) has notsuffered any conviction in an administrative proceeding of the CVM and the penalties applied; or (iii) any final conviction inthe judicial or administrative court, which has suspended or disqualified him to practice aprofessional or commercial activity.

Mr. Oscar declared that he was not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize a Politically Exposed Person.

Deborah Stern Vieitas Brazilian Register of Individual Taxpayer – CPF 013.968.828-55

Career developed and consolidated in the financial market, working in large and renowned international and Brazilian institutions. Experience in business management with responsibility for results, as well as in the implementation of operations from a banking license. Academic background: Master in Public Administration from ENA – École Nationale d'Administration – France; Master's in Business Administration from Fundação Getúlio Vargas – São Paulo – International Economics; Degree in Public Administration from Fundação Getúlio Vargas – São Paulo; Graduate in Journalism from the School of Communication and Arts of USP – São Paulo. Certification as a Board Member by IBGC – Brazilian Institute of Corporate Governance. Experience as a member of the Board of Directors and Coordinator of the Audit Committee. Experience on board of directors in the following companies: Banco Santander SA 2017 – to date; AXA SEGUROS SA 2016-2017; BANCO CAIXA GERAL - BRAZIL 2008 - 2014. Mrs. Deborah has executive experience in the following companies: CEO AMERICAN CHAMBER OF COMMERCE FOR BRAZIL – AMCHAM BRASIL 2015 – present; Chief Executive Officer BANCO CAIXA GERAL 2008 – 2014; Vice President responsible for Large Corporates, Financial Institutions and Structured Finance at BANCO BNP PARIBAS – BRASIL 2000-2008; Vice President responsible for Exchange, Trade Finance, Corporate Loans and Capital Markets at Banco CCF Brasil 1988 – 2000. Others: 2021 – Member of the Advisory Board of the We Ventures Fund focused on female entrepreneurship; 2021 – Member of the Advisory Board of the startup Se Candidate Mulher that works in employability for women; 2017 – Mentioned in the List of Most Influential Women of the Year by FORBES Magazine; 2014 – Elected one of the 10 Best Executives of the Year by VALOR ECONÔMICO/Egon Zehnder; 2014 – Honored as Administrator of the Month by CRA – Regional Board of Directors of São Paulo

Mrs. Deborah hereby declares that in the last 5 years, he: (i) has not been found guilty of any crime that has disqualified the practice of professional activity; (ii) has notsuffered any conviction in an administrative proceeding of the CVM and the penalties applied; or (iii) any final conviction inthe judicial or administrative court, which has suspended or disqualified him to practice aprofessional or commercial activity.

Mrs. Deborah declared that she is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as she does not fit into any of the situations that characterize a Politically Exposed Person.

Altamir Batista Mateus da Silva Brazilian Register of Individual Taxpayer – CPF 116.841.118-77

Mr. Altamir holds a degree in administration from EAESP/FGV-SP. He was statutory director of Banco Safra between 2011 and 2020. 2 years in the family office and 7 years as head of investment (debt and equity capital markets, M&A, derivative sales, fixed income book, brokerage). He was executive director of JPMorgan Brazil and in New York in the areas of Credit; Debt Capital Markets; equity capital markets; BAD; and IB Coverage.

Mr. Altamir hereby declares that in the last 5 years, he: (i) has not been found guilty of any crime that has disqualified the practice of professional activity; (ii) has notsuffered any conviction in an administrative proceeding of the CVM and the penalties applied; or (iii) any final conviction inthe judicial or administrative court, which has suspended or disqualified him to practice aprofessional or commercial activity.

Mr. Altamir declared that he was not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize a Politically Exposed Person.

Eduardo Augusto Rocha Pocetti Brazilian Register of Individual Taxpayer – CPF 837.465.368-04

Mr. Eduardo Pocetti has been a member of the Fiscal Council of Marfrig Global Foods SA since April 2014. An accountant, he holds an MBA in Business Administration from FGV and is currently Chairman of the Board of Directors of IBRACON – Instituto dos Auditores Independentes do Brasil. He was a partner at KPMG Auditores Independentes and has 30 years of experience in auditing companies. From 2004 to 2011, he was President of BDO RCS Auditores Independentes S/A, where he represented the name of BDO Brasil for all member firms of the international BDO network. He has extensive experience in finance, accounting, independent auditing, economic-financial planning and coordination at the management and board level in several large national and multinational companies in the industrial and financial sector. Partner in several IPO transactions and special corporate finance projects for the purchase and sale of companies. Mr. Pocetti is also a member of the Board of Directors of the publicly-held company Mahle Metal Leve SA and a member of the Fiscal Council of CIEE – Centro de Integração Empresa Escola.

Mr. Pocetti has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from the practice of any professional activity or commercial.

Mr. Eduardo declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize a Politically Exposed Person.

12.6. In relation to each person who served as a member of the board of directors or the fiscal committee in the last year, inform, in a table format, the percentage of participation in the meetings held by the respective body in the same period, which took place after taking office

Body	Member	Ownership Percentage
Board of Directors	Marcos Antonio Molina dos Santos	N/A
Board of Directors	Marcia Aparecida Pascoal Marçal dos Santos	N/A
Board of Directors	Flavia Maria Bittencourt	97%
Board of Directors	Augusto Marques da Cruz Filho	100%
Board of Directors	Sérgio Agapito Lires Rial	N/A
Board of Directors	Altamir Bastita Mateus da Silva	N/A
Board of Directors	Deborah Stern Vieitas	N/A
Board of Directors	Oscar de Paula Bernardes Neto	N/A
Board of Directors	Pedro de Camargo Neto	N/A
Board of Directors	Eduardo Augusto Rocha Pocetti	N/A

12.7. Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable.

12.8. for each one of the people who acted as a member of the statutory committees, as well as of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, inform, in table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after taking office.

Body	Member	Ownership Percentage
People, Governance, Organization and Culture Committee and Quality and Sustainability Committee	Flavia Maria Bittencourt	100%
Statutory Audit Committee not adhering to CVM Instruction No. 308/99	Augusto Marques da Cruz Filho	100%

12.9. Marital, common law or family relationship up to the second degree between:

The. Company Directors

B. Managers of the Company and managers of Subsidiaries, directly or indirectly, of the Company

c) managers of the Company or its direct or indirect subsidiaries and direct or indirect controlling shareholders of the Company

d) Company managers and managers of the Company's direct and indirect subsidiaries

There isn’t marital relationship, stable union or kinship up to second degree between the members appointed to the Board of Directors and (a) the managers of the Company; (b) the managers of the Company’s direct or indirect subsidiaries; (c) the direct or indirect controllers of the Company or of its direct or indirect subsidiaries; or (d) the managers of the Company’s direct and indirect controlling companies.

Note: Mrs. Marcia Aparecida Pascoal Marçal dos Santos is the wife of Mr. Marcos Antonio Molina dos Santos.

12.10. Report on subordination relationships, service provision or control held, in the past 3 fiscal years, between the managers of the issuer and:

a.	a) direct or indirect subsidiaries of the Company, with the exception of those in which the issuer holds, directly or indirectly, the entire share capital
b.	b. direct or indirect controlling company of the issuer
c.	c. If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or subsidiaries or controlling companies of any of these people

There aren’t subordination, service or control relationships maintained, in the last 3 fiscal years, between the members appointed to the Board of Directors and: (a) a company controlled, directly or indirectly, by the Company; (b) direct or indirect controller of the issuer; (c) supplier, customer, debtor or creditor of the Company, its subsidiary or parent companies of subsidiaries of any of these companies.

BRF S.A.

Attachment IV – Information on the compensation of the Managers and the Fiscal Council (Item 13 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009)

13. Management compensation

13.1 - Description of the Compensation Policy or Practice, Including the Non-Statutory Board

(a) objectives of the compensation policy or practice, providing information about whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document can be viewed.

The Company's compensation policy for its managers, including members of the Board of Directors, members of the Fiscal Council and statutory and non-statutory directors, aims to attract, engage and retain professionals who have the qualifications, competence and profile appropriate to the characteristics and business needs. Likewise, it aims to create a reward and incentive plan suitable for the sustainable conduct of business, aligning the short and long-term strategic interests of shareholders with the best market practices and corporate governance.

It is also worth mentioning that the Company has a People, Governance, Organization and Culture Committee which, among other duties, is responsible for periodically analyzing the strategy of fixed and variable compensation adopted, issuing its recommendations in this regard, as well as suggesting possible changes to the to be implemented in the remuneration policy for consideration, deliberation and approval by the Board of Directors.

The Company's remuneration policy was approved by the Board of Directors on November 26, 2020 and is available for access by shareholders, investors and the market in general on the Company's Investor Relations websites ( http://ri.brf-global.com ) and the CVM.

For more details on the methodology adopted, see item (b) (iii) below.

(b) compensation composition

(i) description of the elements of the compensation and each of the objectives

Board of Directors

All members of the Board of Directors receive a fixed remuneration, consisting of 12 monthly payments, which is established in accordance with legislation and market standards, and aims to adequately compensate directors for participating in meetings and for their contributions to said organ. For the Chairman of the Board of Directors, a differentiated remuneration from the other members is established, in view of the function performed by him.

When applicable, some members of the Board of Directors may receive other amounts referring to direct and indirect benefits (medical assistance, dental assistance, life insurance), benefits for termination of the exercise of the position (clauses provided for in a non-compete agreement - "non-compete ”), post-employment benefit (private pension), additional for participation in committees and long-term incentives (share-based compensation plan).

Fiscal Council

All members of the Fiscal Council receive fixed compensation, made up of 12 monthly payments. The remuneration is determined at the respective general meeting that approves its election, not being less, for each member in office, than ten percent of that which, on average, is attributed to the Statutory Board, not counting the benefits and other variable installments, as established in the Brazilian Corporation Law, No. 6,404, of December 15, 1976 (" Law 6,406/76 ”). Substitutes do not receive any other type of remuneration, receiving remuneration only for the meetings they attend.

Executive Board

The global and annual compensation of the members of the Statutory Board of Executive Officers is determined by the Board of Directors based on market practices (see item (b) (iii) below) and comprises fixed and variable short- and long-term compensation. The remuneration of the members of the Statutory Board may include any additional bonuses aimed at attracting and retaining professionals. This composition aims to promote the execution of strategic planning and the pursuit of results in a coherent, transparent manner, focused on the interests of the organization, shareholders and others. stakeholders ..

The fixed remuneration, made up of 13 monthly payments and vacation allowance, is intended to compensate for the services provided.

The remuneration of members of the Executive Board may also include amounts referring to direct and indirect benefits (medical assistance, dental assistance, life insurance, food, checkup ), termination commitments (funds linked to non-compete commitments, non-request and use of confidential information), hiring and retention incentives that prove necessary and post-employment benefit (private pension), following the best market practices.

The variable remuneration short-term is constituted and paid through the Company's Profit Sharing Program - PLR. Its purpose is to encourage and recognize executives for achieving the Company's short-term results. This incentive is linked to the achievement of pre-established global goals and approved at the beginning of each fiscal year by the Board of Directors. The potential to be paid to each executive is based on multiples of the monthly salary, collective and individual goals and individual performance evaluation.

Long-term variable remuneration is constituted and paid through the (i) stock option-based compensation plan, approved at the Annual and Extraordinary Shareholders' Meeting held on April 8, 2015 and modified at the Annual and Extraordinary Shareholders' Meeting held on April 27, 2020; (ii) restricted stock plan, approved at the Annual and Extraordinary General Meeting held on April 8, 2015 and modified at the Annual and Extraordinary General Meeting held on April 26, 2017, at the Extraordinary General Meeting held on May 25, 2018 , at the Ordinary and Extraordinary General Meeting held on April 29, 2019 and at the Ordinary and Extraordinary General Meeting held on April 27, 2020 and at the Annual and Extraordinary General Meeting held on April 27, 2021 ; and (iii) restricted stock plan and performance shares approved at the Annual and Extraordinary General Meeting held on April 29, 2019 , at the Annual and Extraordinary General Meeting held on April 27, 2020 and at the Ordinary and Extraordinary General Meeting held on April 27, 2021 , which aim to attract, retain, motivate executives and generate value for the Company, in addition to being an important mechanism for aligning executives with the interests of shareholders in the long term. The potential to be granted to each executive is determined in multiples of the monthly salary, the Company's global goals, defined by the Board of Directors and individual performance evaluation. This compensation composition encourages the Executive Board to seek results and recognizes the achievement and overcoming of pre-defined goals, directing actions to key indicators and levers to ensure the execution of the strategy and the generation of results for the Company, balancing short and long term. deadline.

Committees

Members of the Board of Directors elected to compose the Advisory Committees receive additional fixed compensation for participating in the Committees. Since 2015, the external members who participate in certain Advisory Committees, as decided by the Board of Directors, are entitled to fixed monthly compensation.

Currently, members of the Executive Board, statutory or non-statutory, or other Company employees who participate in the other Advisory Committees are not entitled to any additional compensation.

(ii) what is the proportion of each element in the total compensation

The proportion of each element in the total remuneration in relation to the last three fiscal years is presented in the tables below:

2021	Fixed compensation	Variable compensation	Post-employment benefits	Benefits for termination of tenure	Share-based compensation	Total
Board of Directors	88%				12%	100%
Fiscal Council	100%					100%
Statutory Board	35%	24%	6%		35%	100%
Non-Statutory Board	33%	30%			38%	100%
Audit and integrity committee	100%					100%
Strategy and Marketing Committee	100%					100%
People, Governance, Organization and Culture Committee: Messrs.	100%					100%
Finance and Risk Management Committee (CFGR)	100%					100%
Quality and Sustainability Committee	100%					100%
Consumer Intelligence Committee	100%					100%

2020	Fixed compensation	Variable compensation	Post-employment benefits	Benefits for termination of tenure	Share-based compensation	Total
Board of Directors	71%				29%	100%
Fiscal Council	100%					100%
Statutory Board	30%	24%	14%		32%	100%
Non-Statutory Board	32%	30%			38%	100%
AUDIT AND INTEGRITY COMMITTEE	100%					100%
Strategy and Marketing Committee	100%					100%
People, Governance, Organization and Culture Committee: Messrs.	100%					100%
Finance and Risk Management Committee (CFGR)	100%					100%
Quality and Sustainability Committee	100%					100%
Consumer Intelligence Committee	100%					100%

2019	Fixed compensation	Variable compensation	Post-employment benefits	Benefits for termination of tenure	Share-based compensation	Total
Board of Directors	69.0%	-	-	-	31%	100%
Fiscal Council	100%	-	-	-	-	100%
Statutory Board	37%	25%	22%	-	16%	100%
Non-Statutory Board	32%	30%	-	-	38%	100%
AUDIT AND INTEGRITY COMMITTEE	100%	-	-	-	-	100%
Strategy and Marketing Committee	100%	-	-	-	-	100%
People, Governance, Organization and Culture Committee: Messrs.	100%	-	-	-	-	100%
Finance and Risk Management Committee (CFGR)	100%	-	-	-	-	100%
Quality and Sustainability Committee	100%	-	-	-	-	100%

(iii) Methodology for calculating and adjusting each of the compensation elements

The People, Governance, Organization and Culture Committee annually analyzes the fixed and variable compensation strategy to be adopted by the Company, which is subsequently submitted to the Board of Directors for consideration, deliberation and approval.

The remuneration of managers, including members of the Committees and members of the Fiscal Council, is periodically compared with market practices (selection of large companies, mostly of consumer goods, that have structured policies and good practices in capital management human resources, and that have a balanced remuneration composition), through salary surveys carried out through specialized consulting firms, in addition to monitoring inflation for the period, evaluating the need for adjustment in the remuneration components.

The global compensation of the members of the Board of Directors, Fiscal Council and Statutory Board of Executive Officers is established at the general shareholders' meeting, taking into account the elements mentioned in the previous paragraph.

(iv) reasons that justify the composition of the remuneration

The Company's policy distributes the components of fixed compensation in an equitable manner in order to ensure alignment with market practices and the governance system.

Variable compensation aims to achieve and exceed corporate and individual goals, which encourages the sharing of risks and results.

4.1.5 In relation to direct and indirect benefits and post-employment benefits, the Administrators are subject to the same policies in force applicable to the other employees of the Company.

(v) existence of members not compensated by the issuer and the reason for this fact

In the fiscal years ended on December 31, 2019, 2020 and 2021, there were no members of the Board of Directors, Fiscal Council, Statutory and non-statutory Executive Board of the Company who, for any reason, did not receive remuneration paid by the Company. In relation to the members of the Committees, as informed in item (b) above, the participants of the Committees who are not members of the Company's management have a fixed remuneration specifically for their participation in the Committee.

(c)       main performance indicators taken into consideration in determining each element of remuneration

Regarding fixed compensation, the Company is based on market research and the individual performance of its executives.

In order to determine the values of the variable compensation, the performance of the executives is considered through the prior establishment of global goals and areas, such as, for example, EBIT, ROIC, TSR, cash flow, net income, adherence to quality standards, safety at work and ESG indicators, such as grain traceability, reduction of water consumption, women in top leadership, use of recyclable, reusable or biodegradable packaging and promotion of education to reduce food waste and people management indicators.

(d)       how the remuneration is structured to reflect the evolution of performance indicators

The members of the Board of Directors, Fiscal Council and Committees are eligible for fixed compensation. Members of the Board of Directors may be eligible on a limited basis for the share-based compensation program. For statutory and non-statutory directors, in relation to variable compensation, or short-term incentives, this element is linked to the Company's performance indicators (global goals), individual goals and the assessment of individual performance. If the global goals are reached, the participant will be subject to the evaluation of individual goals (compliance with performance indicators of areas and individuals) to receive the variable remuneration, which can be calibrated according to the result of the individual performance evaluation.

(e) how the policy or practice of compensation is aligned with the issuer's interests in short, medium and long term

The practice adopted by the Company in relation to the various components of the compensation is aligned with short, medium and long-term interests, insofar as, when defining the components of the compensation, the alignment between the interests of the Company and the managers is sought. Fixed compensation is defined in accordance with market practices, as described above, with the aim of attracting and retaining professionals and rewarding individual performance. Short-term variable compensation, which represents a significant portion of total compensation, is linked to performance indicators achievable within one year; this determination aims to remunerate in accordance with the market and, mainly, the growth, profitability and other non-financial indicators of the Company, since the established goals, if achieved, project the Company to a level of growth and profitability desired by the shareholders and investors, conditioning the executive's gain to the continuity of the business, thus promoting an attitude of commitment and sustainability of the participants of this plan.

In addition, the Company's share-based compensation plans were created to strengthen alignment with shareholders in order to create a long-term vision and commitment in executives, promoting the knowledge, skills and behavior necessary for the continuity of the business, in addition to reinforce the level of attraction and retention of its main executives.

Currently, certain members of the Board of Directors, statutory and non-statutory Directors and Executive Managers are eligible for the share-based compensation program. In terms of instruments, we have plans to stock options , restricted shares and performance shares, although in recent years we have granted executives only restricted shares and performance shares which, in turn, are an excellent instrument for aligning interests linked to a goal of generating shareholder value.

(f)       existence of compensation supported by controlled subsidiaries, or direct or indirect controllers existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

(g) existence of any compensation or benefit linked to the occurrence of certain corporate events, such as the transfer of corporate control by the issuer.

existence of any compensation or benefit linked to the occurrence of a specific corporate event, such as the sale of corporate control

(h) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:

(i) the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The individual compensation of the Board of Directors and the Executive Board is periodically reviewed and analyzed by the People, Governance, Organization and Culture Committee with the support of the Vice-Presidency of Human Resources and the Global President, discussing the general principles of the compensation policy and recommending to the Board of Directors for its correction or improvement.

(ii) criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of these studies

The individual compensation of managers (including members of the Committees) and members of the Fiscal Council is periodically compared with market practices (through the selection of large companies, mostly of consumer goods, that have structured and good policies practices in the management of human capital, with good employment conditions at all organizational levels and that have a balanced remuneration composition), through salary surveys carried out through specialized consulting, in addition to monitoring the inflation of the period, evaluating the need to adjust the remuneration components.

(iii) how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The People, Governance, Organization and Culture Committee, an advisory body to the Company's Board of Directors, annually evaluates the guidelines and remuneration practices of the Company's managers and employees and, if deemed necessary, submits a recommendation for modification to the Board of Directors. in the remuneration adopted until then.

13.2 - Total Compensation of the Board of Directors, Board of Officers and Fiscal Council

For the year 2022, the proposal provides for the global remuneration amount of up to R$ 110.8 thousand, considering the members of the Board of Directors and even 9 Statutory Directors.

Total remuneration expected for the Year Current Social Security 12/31/2022 - Annual Values - in thousand reais
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	10	9	3	22
Number of paid members	10	9	3	22
Fixed annual compensation
Salary or management fees	14.374.114,65	31.017.131,01	876.798,48	46.268.044,14
Direct and indirect benefits	185.331,52	2.083.992,27		2.269.323,79
Investments in committees	2.424.000,00			2.424.000,00
Others
Description of other fixed compensation
Variable compensation
Bonus	-	-	-	-
Profit sharing	-	25.269.323,10	-	25.269.323,10
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation
Post-employment	-	-	-	-
Position interruption	-	9.478.272,04	-	9.478.272,04
Stock-based	1.837.067,50	23.229.141,69	-	25.066.209,19
Note	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.
TOTAL REMUNERATION 0.00	18.820.513,67	91.077.860,10	876.798,48	110.775.172,25

Total remuneration for the current fiscal year 12/31/2021 - Annual Amounts - in thousand reais
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	10	8	3	21
Number of paid members	10	8	3	21
Fixed annual compensation
Salary or management fees	10.698.178,00	18.542.462,67	540.000,00	29.780.640,67
Direct and indirect benefits	169.569,88	1.522.704,00		1.692.273,88
Investments in committees	2.424.000,00			2.424.000,00
Others
Description of other fixed compensation
Variable compensation
Bonus	-	-	-	-
Profit sharing	-	13.759.104,16	-	13.759.104,16
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation
Post-employment	-	3,322,027.00	-	3,322,027.00
Position interruption	-		-	-
Stock-based	1,837,067.50	20,170,053.50	-	22,007,121.00
Note	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.
TOTAL REMUNERATION 0.00	15,128,815.38	59,908,186.53	540.000,00	75,577,001.90

Total remuneration for the current fiscal year 12/31/2020 - Annual Amounts - in thousand reais
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	10	8	3	21
Number of paid members	10	8	3	21
Fixed annual compensation
Salary or management fees	12.704,02	17.816,81	532,85	31.053,68
Direct and indirect benefits	159,00	1.543,36	-	1.702,36
Investments in committees	1.544,00	-	-	1.544,00
Others
Description of other fixed compensation
Variable compensation
Bonus	0	0	0	0
Profit sharing	0	19.812,25	0	19.812,25
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Others	0	0	0	0
Description of other variable compensation
Post-employment	0	0	0	0
Position interruption	-	11.057,44	-	11.057,44
Stock-based	5.727,36	18.844,82	-	24.572,18
Note	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.
TOTAL REMUNERATION 0.00	20.134,38	69.074,68	532,85	89.741,91

Total remuneration for the fiscal year ended -12/31/2019 Annual Amounts – in thousands of reais
	Board of Directors	Executive Board	Fiscal Council	Total
Total number of members	10	8	3	21
Number of paid members	10	8	3	21
Fixed annual compensation
Salary or management fees	11.101	20.611	442	32.154
Direct and indirect benefits	153	1.320	0	1.473
Investments in committees	898	0	0	898
Variable compensation
Bonus	0	0	0	0
Profit sharing	0	19.176	0	19.176
Attending meetings	0	0	0	0
Commissions	0	0	0	0
Others	0	0	0	0
Description of other variable compensation				0
Post-employment	0	0	0	0
Position interruption	0	16.275	0	16.275
Stock-based	5,553	12,052	0	17,605
Note	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.
TOTAL REMUNERATION 0.00	17,705	69,434	442	87,581

Variable compensation of the board of directors, executive board and supervisory board

YEAR: 2022 forecast	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10	9	3	22
Number of paid members	10	9	3	22
Regarding the bonus
i) Minimum amount estimated by compensation plan	N/A	N/A	N/A	N/A
ii) Maximum amount estimated by compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan, if targets are met	N/A	N/A	N/A	N/A
d) Regarding the Profit Sharing
i) Minimum amount estimated by compensation plan	N/A	0	N/A	0
ii) Maximum amount estimated by compensation plan	N/A	25.269.323	N/A	25.269.323
Amount provided for in the compensation plan, if targets are met	N/A	16.846.215	N/A	16.846.215

YEAR: 2021	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10	9	3	22
Number of paid members	0	9	0	9
Regarding the bonus
i) Minimum amount estimated by compensation plan	N/A	N/A	N/A	N/A
ii) Maximum amount estimated by compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan, if targets are met	N/A	N/A	N/A	N/A
d) Regarding the Profit Sharing
i) Minimum amount estimated by compensation plan	N/A	0	N/A	0
ii) Maximum amount estimated by compensation plan	N/A	22.997.200	N/A	22.997.200
Amount provided for in the compensation plan, if targets are met	N/A	20.997.443	N/A	20.997.443
iv- Amount effectively recognized in profit or loss for the year	N/A	13.759.104	N/A	13.759.104

YEAR: 2020	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10	8	3	21
Number of paid members	0	8	0	8
Regarding the bonus
i) Minimum amount estimated by compensation plan	N/A	N/A	N/A	N/A
ii) Maximum amount estimated by compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan, if targets are met	N/A	N/A	N/A	N/A
d) Regarding the Profit Sharing
i) Minimum amount estimated by compensation plan	N/A	0	N/A	0
ii) Maximum amount estimated by compensation plan	N/A	22,935,600	N/A	22,935,600
Amount provided for in the compensation plan, if targets are met	N/A	18,697,426	N/A	18,697,426
iv - Amount effectively recognized in the income for the year	N/A	19,812,250	N/A	19,812,250

YEAR: 2019	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	10	8	3	21
Number of paid members	0	8	0	8
Regarding the bonus
i) Minimum amount estimated by compensation plan	N/A	N/A	N/A	N/A
ii) Maximum amount estimated by compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation plan, if targets are met	N/A	N/A	N/A	N/A
d) Regarding the Profit Sharing
i) Minimum amount estimated by compensation plan	N/A	0	N/A	0
ii) Maximum amount estimated by compensation plan	N/A	19,944,000	N/A	19,944,000
Amount provided for in the compensation plan, if targets are met	N/A	16,620,000	N/A	16,620,000
iv - Amount effectively recognized in the income for the year	N/A	19,176,000	N/A	19,176,000

Share-based compensation plan for the board of directors and statutory board of executive officers

1) Stock Option Plan – Approved at the AGO/E of April 8, 2015 and modified on AUG/E of April 27, 2020

(a)       general terms and conditions

The Company's Stock Option Plan, approved by the Annual and Extraordinary Shareholders' Meeting held on April 8, 2015 and amended at the Annual and Extraordinary Shareholders' Meeting held on April 27, 2020, has the statutory Officers, the Non-statutory officers and persons holding other positions in the Company and/or its subsidiaries. The members of the Board of Directors cannot be elected as beneficiaries of the options of this plan, however, members of the Board of Directors, who are also members of the Executive Board, may, in the capacity of directors, receive options granted by the Company.

The instrument referring to the Stock Option Plan is based on the concept of stock option ( stock options ), which the Company grants the executive a right (and not an obligation) to buy shares issued by the Company at pre-defined prices (exercise price) and terms.

The approval of the list of participants and the number of options to be granted will be determined by the Board of Directors annually and will be linked to the achievement of previously defined results for the Company and the appreciation of the Company's business. The executive's participation in an awarding cycle does not guarantee his/her participation in subsequent awards.

To determine the number of stock options in this instrument, the calculation concept is used in which, when an expectation of appreciation of the share issued by the Company within the stipulated grace period is reached ( vesting ), the gain resulting from the option is equal to the target award level to the executive. In this concept, the participant only achieves its earning potential if the shareholders' expectations in terms of business valuation are met.

Participants in the Stock Option Plan must enter into individual stock option agreements with the Company, through which the participant acquires the right to purchase stock options issued by the Company, a right that is personal and non-transferable. .

The management of the Stock Option Plan will be the responsibility of the Company's Board of Directors, respecting the applicable legal requirements and the maximum dilution limits authorized at the shareholders' meeting. The same will be able to set up a special Committee to advise on the administration of the Plan.

(b)       main objectives of the plan

The Stock Option Plan aims to allow the beneficiaries, subject to certain conditions, to acquire shares in the Company, with a view to: (a) encouraging the expansion, success and achievement of the Company's corporate objectives; (b) align the interests of the Company's shareholders with those of the beneficiaries; (c) enable the Company or other companies under its control to attract and keep the beneficiaries linked to it and encourage the creation of value; and (d) share risks and gains equitably between shareholders and beneficiaries.

ç. How the plan contributes to these goals

The Company, by establishing a differentiated and competitive investment opportunity for its executives, expects to align the actions of the beneficiaries of the plan with the vision of the Company's shareholders and investors, conditioning the executive's long-term gain to the continuity of the business and, therefore, promoting the committed and sustainable attitude of the beneficiaries of the Stock Option Plan.

How the plan fits into the issuer's compensation policy

The Stock Option Plan aims to complement the compensation package of its executives, reinforcing the level of attraction and retention of its main executives, as described in item 13.1 of this Reference Form.

How the plan aligns the interests of management and the issuer in the short-, medium- and long-term

The implementation of the Stock Option Plan strengthens the expectations of the Company's shareholders and investors to create a short, medium and long-term vision and commitment in the executive, promoting the knowledge, skills and behaviors necessary for the continuity of the business.

The exercise of the options granted may only take place from one year from the date of the grant and in the maximum proportion 1/4 of the options each year, and may do so for a period of up to six years, causing the beneficiaries to commit to the constant appreciation of the Company's shares in the short, medium and long term.

(f)       maximum number of covered shares

The maximum number of shares that may be subject to the granting of a call option, added to the total number of shares that may be acquired under the Restricted Stock Plan, is equivalent to 2.5% of the total number of shares issued by the Company, corresponding to 20,311,831 on December 31, 2021.

(g)       maximum number of options to be granted

The maximum number of options to be granted, added to the total number of shares that may be acquired within the scope of the Restricted Stock Plan, cannot exceed the maximum number of shares that may be subject to the granting of purchase option, which is equivalent to 2.5% of the total number of shares of the Company, corresponding to 20,311,830 shares as of December 31, 2021.

(h)       conditions for share acquisition

The Board of Directors, annually or as often as it deems convenient, will set the exercise price of each option and the conditions for its payment, establishing the terms and conditions for exercising each option and imposing any other conditions related to such options, provided that the exercise price will never be lower than the average price of the Company's shares on B3 SA – Brasil, Bolsa, Balcão (" B3 ”), weighted by the trading volume, in the last 20 trading sessions prior to the grant date, monetarily adjusted by the variation of the Broad Consumer Price Index, published by the Brazilian Institute of Geography and Statistics (“Instituto Brasileiro de Geografia e Estatística”). IPCA ”), or by another index that may be determined by the Board of Directors.

Each stock option will entitle the beneficiary to acquire one share of the Company, subject to the terms and conditions established in the respective option agreement.

The granting of stock options under the terms of the Stock Option Plan is carried out through the execution of option grant agreements between the Company and the beneficiaries, which must specify, without prejudice to other conditions determined by the Board of Management: (a) the number of options subject to the grant; (b) the Company's performance targets and other terms and conditions for acquiring the right to exercise the options; (c) the deadline for exercising the options; and (d) the exercise price and payment terms.

The Board of Directors may make the exercise of the option subject to certain conditions, as well as impose restrictions on the transfer of shares acquired with the exercise of the options, and may also reserve repurchase options and/or preemptive rights for the Company in the event of disposal by the beneficiary of those same actions.

Notwithstanding the foregoing, during a period of one year from the date of exercise of the respective option, the beneficiaries may not sell, assign and/or offer for sale the shares acquired with the exercise of options. If the beneficiary does not have the necessary resources to pay for the exercise of the options, the sale of the shares necessary to pay for the exercise of the options, plus the incidental costs and taxes, will be allowed. The number of shares subject to the sale restriction will be calculated according to the terms and conditions established in the plan.

The option contracts will be signed individually with each beneficiary, and the Board of Directors may establish different terms and conditions for each option contract, without the need to apply any rule of isonomy or analogy between the beneficiaries, even if they are in similar or similar situations. identical.

The beneficiary who wishes to exercise his option must communicate to the Company, in writing, his intention to do so and indicate the number of options he wishes to exercise, pursuant to the communication model to be disclosed in due course by the Board of Directors.

(i)       criteria for setting acquisition or exercise price

The exercise price of the stock options granted under the Stock Option Plan will be determined by the Board of Directors on the grant date, provided that it will never be lower than the average price of the Company's shares on B3 weighted by the volume trading in the last 20 trading sessions prior to the grant date, monetarily restated by the IPCA variation or by another index that may be determined by the Board of Directors.

(j)       Criteria for setting the exercise period

Without prejudice to the other terms and conditions established in the respective option contracts, the options will become exercisable to the extent that the respective beneficiaries remain continuously linked as managers or employees of the Company or of another company under its control, for the period between the grant date of the options and the dates specified below, as follows:

(a) 1/4 of the options may be exercised from the first anniversary of the grant date;

(b) 1/4 of the options may be exercised from the second anniversary of the grant date;

(c) 1/4 of the options may be exercised from the third anniversary of the grant date; and

(d) 1/4 of the options may be exercised from the fourth anniversary of the grant date.

The options will be exercisable until the last business day of the calendar year in which the sixth anniversary of the grant date is completed. Options not exercised within the stipulated terms and conditions will be considered automatically extinguished, without the right to indemnification.

The Stock Option Plan entered into force on the date of its approval by the Company's general meeting and will remain in force for an indefinite period, and may be terminated at any time, by decision of the general meeting. The expiration of the plan will not affect the effectiveness of the options still in force granted based on it, nor the validity of any repurchase options and/or preemptive rights in the event of disposal by the beneficiary of these same shares and the prohibition of disposal mentioned in item “h” above and “l” below.

(k)       Form of settlement

The shares object of the options granted will come, as may be decided by the Board of Directors, from the issuance of new shares within the authorized capital limit or from shares held in treasury.

(l)       Restrictions to transfer of shares

During the period of one year from the date of exercise of the respective option, the beneficiaries may not sell, assign and/or offer for sale the shares acquired with the exercise of options.

The Board of Directors may impose restrictions on the transfer of shares acquired through the exercise of the options, and may also reserve repurchase options and/or preemptive rights for the Company, in the event of disposal by the beneficiary of these same shares.

(m)       criteria and events that, when checked, will cause suspension, change or dismissal of the plan

The Board of Directors may determine the suspension of the right to exercise the options whenever situations arise that, under the terms of the law or regulations in force, restrict or prevent the trading of shares by the beneficiaries.

The Chairman of the Board of Directors, in the interest of the Company and its shareholders, may review the conditions of this Plan, as long as it does not change the respective basic principles. Any significant legal change with respect to the regulation of corporations, and / or the tax effects of a call option plan, may lead to the full review of this Plan.

The Stock Option Plan may be amended or terminated at any time by the Company's general shareholders' meeting.

(n) Effects of the administrator's departure from the issuer's bodies on his rights provided for in the share-based compensation plan

Pursuant to the Stock Option Plan, the rules set forth for exit due to termination of the Company are as follows:

1. In the event of being dismissed from the Company at its will, through (i) dismissal for just cause, as provided for in the Consolidation of Labor Laws; or (ii) removal from office for violating the duties and attributions of an administrator, such as those provided for in art. 153 to 157 of Law 6,404/76 and its subsequent amendments; or (iii) negligence of the beneficiary in the exercise of the attributions deriving from his/her mandate as director; or (iv) criminal conviction related to intentional crimes; or (v) the practice, by the beneficiary, of dishonest or fraudulent acts against the Company or against the companies under its control; or (vi) any act or omission resulting from intent or fault of the beneficiary and that is harmful to the business, image, or financial situation of the Company, its shareholders, or any companies under its control; or (vii) significant violation of the instrument that regulates the exercise of the statutory manager's mandate entered into by the beneficiary with the Company and/or with companies under its control or any amendments to such instrument or contract; or (viii) non-compliance with the Bylaws of the Company and/or the companies under its control and other corporate provisions applicable to the beneficiary, as manager, all options already exercisable or not yet exercisable in accordance with the respective option agreement, in date of their termination, will be automatically terminated, by operation of law, regardless of prior notice or notification, and without the right to any compensation.

2. In the event of being terminated from the Company by its will, through dismissal without just cause or dismissal from its position without violating the duties and attributions of administrator, or by the will of the beneficiary himself, resigning from his job or resigning from his position of administrator: (i) the options not yet exercisable in accordance with the respective option agreement, on the date of their termination, will automatically be extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnification; and (ii) the options already exercisable in accordance with the respective option agreement, on the date of their termination, may be exercised within 30 days from the date of termination, after which they will automatically become extinct, by operation of law , regardless of prior notice or notice, and without any right to compensation.

3. In the event of being terminated from the Company due to retirement or permanent disability: (i) the options not yet exercisable in accordance with the respective option agreement, on the date of termination, will automatically become extinct, and (ii) the options already exercisable in accordance with the respective option agreement, on the date of their termination, may be exercised within 60 days from the date of termination, after which they will automatically become extinct, by operation of law, regardless of notice prior notice or notice, and without any right to compensation.

4. In the event of leaving the Company due to death: (i) the options not yet exercisable in accordance with the respective option agreement, on the date of their departure, will become automatically exercisable and may be exercised by the heirs and legal successors of the beneficiary, within six months from the date of termination, after which they will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any compensation; and (ii) the options already exercisable in accordance with the respective option agreement, on the date of their death, may be exercised by the heirs and legal successors of the beneficiary, within a period of six months from the date of termination, after which they shall be automatically terminated, by operation of law, regardless of prior notice or notification, and without the right to any compensation.

2) Restricted Shares/Performance Shares Plan - Approved at the AGO/E of April 8, 2015 and amended in the AGO/E of April 26, 2017, AGE of May 25, 2018, AGO/E of April 29, 2019, AGO/E of April 27, 2020 and AGO/E of April 27, 2021.

a.       General terms and conditions

The Company's Restricted Shares/Shares for Performance Plan, approved by the general shareholders' meeting held on April 8, 2015 and amended by the general shareholders' meetings held on April 26, 2017, May 25, 2018, May 29, April 2019, April 27, 2020 and April 27, 2021, the eligible audience is the members of the Board of Directors, statutory directors, non-statutory directors and executive managers of the Company and/or its subsidiaries. The members of the Board of Directors who are also members of the Executive Board may only receive restricted shares granted by the Company as officers.

The instrument of the Restricted Shares/Performance Shares Plan consists of the granting of restricted shares/performance shares to participants, which are transferred to the beneficiaries upon compliance with certain conditions described in item 3.h.

The Board of Directors may establish different terms and conditions for each grant agreement, without the need to apply any isonomy or analogy rule between the beneficiaries, even if they are in similar or identical situations.

The approval of the list of participants and the number of shares to be granted will be determined by the Board of Directors annually and will be linked to the achievement of previously defined results for the Company and the appreciation of the Company's business. The executive's participation in an awarding cycle does not guarantee his/her participation in subsequent awards.

Participants in the Restricted Shares/Performance Shares Granting Plan shall enter into individual agreements for the granting of restricted shares with the Company, through which the participant acquires the right to grant restricted shares of the Company, according to the criteria described above, this person's right and non-transferable.

The administration of the Restricted Shares/Shares for Performance Plan will be the responsibility of the Company's Board of Directors, respecting the provisions of the Company's bylaws and applicable legislation, as well as respecting the limits of the global compensation of the managers to be advised by the People Committee , Governance, Organization and Culture and/or other group/collegiate, defined by it. The Board of Directors, at its sole discretion, may choose to grant the Beneficiaries part or all of the Restricted Shares to which they are entitled in the form of ADRs backed by shares issued by the Company, observing the maximum number of shares covered by the plan, as well as any restrictions and procedures provided for in applicable legislation and regulations.

(b)       Main objectives of the plan

The Restricted Shares/Performance Shares Plan aims to grant restricted shares to persons eligible as beneficiaries, with a view to: (a) encouraging the expansion, success and achievement of the Company's social objectives; (b) align the interests of the Company's shareholders with those of eligible persons; and (c) enable the Company or the companies under its control to attract and maintain eligible persons.

(c) How the plan contributes to these goals

The Company, by establishing a differentiated and competitive investment opportunity for its executives, expects to align the actions of the participants of this long-term share plan with the vision of the Company's shareholders and investors, conditioning the executive's long-term gain to the continuity of the business. and, with that, promote an attitude of commitment and sustainability of the participants of this plan.

(d)       How the plan fits into the issuer's compensation policy

The Restricted Shares/Performance Shares Plan aims to complement the compensation package for its executives, reinforcing the level of alignment and retention of its main executives, as described in item 13.1 of this Reference Form.

(e)       How the plan aligns the interests of management and the issuer in the short-, medium- and long-term

The implementation of the Restricted Shares/Shares for Performance Plan strengthens the expectations of the Company's shareholders and investors to create a short, medium and long-term vision and commitment in the executive, promoting the knowledge, skills and behaviors necessary for the business continuity.

The rights of the beneficiaries in relation to the Restricted Shares/Shares for Performance will only be fully acquired after the third anniversary of the grant date, making the beneficiaries commit to the constant appreciation of the Company's shares in the short, medium and long term.

(f)       Maximum number of covered shares

The maximum number of covered shares that can be granted, added to the total number of shares that can be acquired under the Stock Option Plan, is equivalent to 2.5% of the total number of shares issued by the Company, corresponding to 20,311,830 shares as of December 31, 2021.

(g)       Maximum number of options to be granted

The Restricted Stock/Shares for Performance Granting Plan contemplates the granting of shares and not stock options.

(h)       Conditions for share acquisition

The rights of the beneficiaries in relation to the restricted shares will only be fully acquired if:

the beneficiaries remain continuously linked as an administrator or employee of the Company, for the period to be defined by the Board of Directors and established in each Grant Agreement.

Once the conditions established above are satisfied, and provided that the applicable legal and regulatory requirements are observed, the Company will transfer the respective net restricted shares to the beneficiary's name, or transfer the equivalent financial amount, at no cost to the beneficiary.

Additionally, the Board of Directors may subordinate the acquisition of rights related to the restricted shares to any conditions it deems convenient, as well as impose restrictions on their transfer, and may also reserve repurchase options and/or preemptive rights for the Company in the event of disposal. by the beneficiary of these same restricted shares.

Without prejudice to other conditions that the Board of Directors deems convenient, the acquisition of rights related to Restricted Shares may, at the discretion of the Board of Directors, be subordinated, in whole or in part, to the verification of the achievement, by the Company, of certain performance indexes .. The method of calculating the performance indices and their effects on the acquisition of rights related to the Restricted Shares will be defined by the Board of Directors and must be reflected in the Grant Agreements.

(i)       Criteria for setting acquisition or exercise price

The Restricted Shares/Performance Shares Plan provides for the granting of shares and not stock options. The Restricted Shares/Performance Shares will be granted free of charge to the beneficiary, under the terms and conditions described above.

(j)        Criteria for setting the exercise period

The rights of the beneficiaries in relation to the Restricted Shares/Shares for Performance will only be fully acquired, if the conditions described in item “h” above are verified. The exercise period will be defined by the Company's Board of Directors and established in each Grant Agreement, taking into account market practices, as well as the average period necessary for the management of the beneficiaries to impact the appreciation of the shares and the Company's growth.

Additionally, the Board of Directors may subordinate the acquisition of rights related to restricted shares to certain conditions, as well as impose restrictions on their transfer, and may also reserve repurchase options and/or preemptive rights for the Company in the event of disposal by the beneficiary of these same restricted actions.

(k) Form of settlement

In order to satisfy the granting of restricted shares under the Restricted Shares/Performance Shares Plan, the Company, subject to applicable law and regulations, will dispose of shares held in treasury, through a private operation, at no cost to the beneficiaries. The Board of Directors may also establish the payment of said amount in cash or in shares, as established in the respective Grant Agreement.

(l)       Restrictions to transfer of shares

While the rights to the restricted shares are not fully acquired, under the terms and conditions established in item “h” above, the beneficiary may not pledge, sell, assign, dispose or transfer, directly or indirectly, the shares issued by the Company acquired with its Variable salary.

The Board of Directors may also impose restrictions on the transfer of Restricted Shares/Performance Shares, and may also reserve repurchase options and/or preemptive rights for the Company in the event of disposal by the beneficiary of these same restricted shares.

(m)       Criteria and events that, when found, will cause the suspension, modification or termination of the plan

The Board of Directors may determine the suspension of the right to exercise the shares, whenever there are situations that, under the terms of the law or regulation in force, restrict or prevent the trading of shares by the beneficiaries.

Any significant legal change regarding the laws and regulations of corporations, publicly-held companies, labor legislation and/or the tax effects of a stock option plan, may lead to a complete review of the Restricted Stock Option Plan.

The Restricted Shares/Performance Shares Plan may be terminated at any time by decision of the Company's general meeting.

(n) Effects of the administrator's departure from the issuer's bodies on his rights provided for in the share compensation plan

Unless otherwise defined by the Board of Directors and established in the respective Grant Agreements, in the event of termination of the beneficiary, the restricted shares not fully acquired will automatically be extinguished, by operation of law, regardless of prior notice or notification, and without the right to any compensation.

3) Stock Option Plan (Performance Stock Option) (discontinued on March 31, 2015)

(a)       general terms and conditions

The Stock Option Plan (Performance Stock Options) of the Company was approved by the general shareholders meeting held on April 3, 2014, discontinued on March 31, 2015 and finally canceled in December 2019, without the exercise of the respective options. This plan had statutory directors, non-statutory directors and other employees of the Company and/or its subsidiaries as eligible public.

The instrument is based on the concept of stock option (performance stock options), through which the Company granted the executive a right (and not an obligation) to purchase shares issued by the Company at prices (exercise price), subject to predefined terms and conditions for achieving goals.

The approval of the list of participants and the number of options to be granted was determined by the Board of Directors annually, and was linked to the achievement of previously defined results for the Company, the valuation of the Company's business and the determination of corporate goals. The executive's participation in an awarding cycle does not guarantee his/her participation in subsequent grants.

To determine the number of stock options, the calculation concept was used in which, when an expectation of appreciation of the Company's shares was reached within the stipulated grace period (vesting) and corporate goals, the gain resulting from the option was equal to the executive's target reward level. In this concept, the participant only reached his/her earning potential if the shareholders' expectations in terms of business valuation were met.

(b)       Main objectives of the plan

The Stock Option Plan (Performance Stock Options) was intended to allow the beneficiaries, subject to certain conditions, to acquire shares in the Company, with a view to: (a) encouraging the expansion, success and achievement of the Company's social objectives; (b) align the interests of the Company's shareholders with those of the beneficiaries; and (c) enable the Company or other companies under its control to attract and retain beneficiaries.

(c)        How the plan contributes to these goals

The Company, by establishing a differentiated and competitive investment opportunity for its executives, aiming to align the actions of the beneficiaries of the plan with the vision of the Company's shareholders and investors, conditioning the executive's long-term variable compensation to the perpetuity of the business and, with this, promoting an attitude of commitment and sustainability on the part of the plan's beneficiaries.

(d)       How the plan fits into the issuer's compensation policy

The Stock Option Plan (Performance Stock Options) was intended to complement the compensation package for its executives, reinforcing the level of attraction and retention of the Company's main executives, as described in item 13.1 of this Reference Form.

(e)       How the plan aligns the interests of management and the issuer in the short-, medium- and long-term

The Stock Option Plan (Performance Stock Options) sought to strengthen the expectation of the Company's shareholders and investors to create a short, medium and long-term vision and commitment in the executive, and the executives' commitment to generate value and sustainable results for the Company in the short, medium and long term.

The Stock Option Plan (Performance Stock Options) has been discontinued.

(f)       Maximum number of covered shares

The maximum number of shares covered that may be subject to the granting of a call option is equivalent to 0.5% of the total number of shares issued by the Company, corresponding to 4,362,366 shares on the date of its discontinuation. Under this plan, a total of 1,251,238 shares were granted. As of December 31, 2015, there are no active options out of the total number of options granted under this plan.

(g)       maximum number of options to be granted

The maximum number of options to be granted could not exceed the maximum number of shares that could be subject to the granting of a call option, which was equivalent to 0.5% of the total number of shares issued by the Company, corresponding to 4,362,366 shares on the date of its discontinuation.

(h)       conditions for share acquisition

The Board of Directors, annually or as often as it deems convenient, set the exercise price of each option and the conditions for its payment, establishing the terms and conditions for exercising each option and imposing any other conditions related to such options.

Each stock option gave the beneficiary the right to acquire one share of the Company, subject to the terms and conditions established in the respective option agreement.

The granting of stock options under the Stock Option Plan (Performance Stock Options) was carried out through the execution of option grant agreements between the Company and the beneficiaries, which specified, without prejudice to other conditions determined by the Board of Directors: (a) the number of options object of the grant; (b) the Company's performance targets and other terms and conditions for acquiring the right to exercise the options; (c) the deadline for exercising the options; and (d) the exercise price and payment terms.

The Board of Directors had the autonomy to make the exercise of the option subject to certain conditions, as well as to impose periods of prohibition for trading (lock-up) of part of the shares and other restrictions on the transfer of shares acquired with the exercise of the options, and may also reserve repurchase options and/or preemptive rights for the Company in the event of disposal by the beneficiary of these same shares.

The option contracts were signed individually with each beneficiary, and the Board of Directors is responsible for establishing different terms and conditions for each option contract, without the need to apply any isonomy or analogy rule between the beneficiaries, even if there were similar or identical situations.

The beneficiary wishing to exercise his option should notify the Company, in writing, of his intention to do so and indicate the number of options he wished to exercise, pursuant to the communication model to be disclosed by the Board of Directors.

(i)        Criteria for setting the acquisition or exercise price

The exercise price of the stock options granted was determined by the Board of Directors on the grant date, noting that it could never be lower than the average price of the Company's shares on B3 weighted by the trading volume in the last 20 trading sessions prior to the grant date, monetarily restated according to the index determined by the Board of Directors.

(j)        Criteria for setting the exercise period

The establishment of the exercise period took into account market practices, as well as the average period necessary for the management of the beneficiaries to impact the appreciation of the shares and the growth of the Company.

Without prejudice to the other terms and conditions established in the respective option contracts, the options will become exercisable after a grace period of at least 18 months and at most 24 months from the grant date, as the case may be. be defined by the Company's Board of Directors.

The options were exercisable until the last business day of the calendar year in which the 4th anniversary of the grant date would be completed. Options not exercised within the stipulated terms and conditions were considered automatically extinguished, without the right to indemnification.

(k)       Fform of settlement

The shares object of the options granted should come, as decided by the Board of Directors, from the issuance of new shares within the authorized capital limit or from shares held in treasury.

(l)       Restrictions to transfer of shares

The Board of Directors had the autonomy to make the exercise of the option subject to certain conditions, as well as to impose periods of prohibition for trading ( lock-up ) of part of the shares and other restrictions on the transfer of shares acquired with the exercise of the options, and may also reserve repurchase options and/or preemptive rights for the Company in the event of disposal by the beneficiary of these same shares.

(m)       Criteria and events that, when checked, will cause suspension, change or dismissal of the plan

The Board of Directors had the autonomy to determine the suspension of the right to exercise the options, whenever situations arise that, under the terms of the law or regulation in force, restricted or prevented the trading of shares by the beneficiaries.

The Board of Directors, in the interests of the Company and its shareholders, could also review the conditions of the plan, as long as it does not alter the respective basic principles. Any significant legal change regarding the regulation of corporations, publicly-held companies, labor legislation and/or the tax effects of a stock option plan, could lead to a complete review of the plan.

The plan may be terminated at any time by the Company's general shareholders' meeting.

(n) Effects of the administrator's departure from the issuer's bodies on his rights provided for in the share-based compensation plan

In accordance with the Stock Option Plan ( Performance Stock Options discontinued), the rules provided for exit due to disconnections were as follows:

1. In the event of termination of the Company by its will, upon dismissal for just cause or dismissal from its position for violating the manager's duties and attributions, all options already exercisable or not yet exercisable in accordance with the respective option agreement, in date of their termination, would be automatically terminated, by operation of law, regardless of prior notice or notification, and without the right to any compensation.

2. In the event of termination of the Company by its will, upon dismissal without just cause or dismissal from its position without violating the duties and attributions of an administrator, or by the will of the beneficiary himself, requesting resignation from his job or resigning from his position as administrator : (i) the options not yet exercisable in accordance with the respective option agreement, on the date of their termination, would become exercisable in proportion to the time of the vesting period in which the beneficiary has worked for the Company, provided they are satisfied the conditions determined in the respective option agreement, and could be exercised within 30 days from the expiration date, after which they would be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnity; and (ii) the options already exercisable in accordance with the respective option agreement, on the date of their termination, could be exercised within 30 days from the date of termination, after which they would automatically become extinct, by operation of law. , regardless of prior notice or notice and without any right to compensation.

3. In the event of termination of the Company due to retirement or permanent disability: (i) the options not yet exercisable in accordance with the respective option agreement, on the date of termination, would become exercisable in proportion to the grace period in which the beneficiary has worked for the Company, provided that the conditions determined in the respective option agreement are satisfied and could be exercised within 60 days from the end of the grace period, after which they would be automatically extinguished, by operation of law, regardless of notice or notice, and without right to any indemnity; and (ii) the options already exercisable in accordance with the respective option agreement, on the date of their termination, would remain valid, and may be exercised under the terms of the plan and respective option agreement.

4. In the event of termination of the Company due to death: (i) the options not yet exercisable in accordance with the respective option agreement, on the date of their termination, would become exercisable in proportion to the vesting period in which the beneficiary has worked for the Company, provided that the conditions determined in the respective option agreement are satisfied and could be exercised within 12 months from the end of the grace period, after which they would automatically become extinct, by operation of law, regardless of prior notice or notice, and without right to any compensation; and (ii) the options already exercisable in accordance with the respective option agreement, on the date of their death, could be exercised by the heirs and legal successors of the beneficiary, within 12 months from the date of termination, after which they would automatically become extinct, by operation of law, regardless of prior notice or notification, and without any right to compensation.

13.5 - Share-based remuneration of the Board of Directors and Statutory Board

The members of the Company's Board of Directors were entitled to share-based compensation as of the 2018 fiscal year.

In relation to the Restricted Stock Granting Plan, approved in the AGO/E of April 8, 2015, there is no grant of a purchase option, but the transfer of Company shares upon compliance with certain conditions described in item 13.4 above.

YEAR: 2022 - Forecast for the current fiscal year.	Board of Directors
b) Total number of members	10	10	10
c) Number of paid members	1	0	0
Regarding each granting of stock options	Restricted Shares 2019	Restricted Shares 2020	Restricted Shares 2022
Date of grant	2020	2021	2022
Number of options granted	01/05/2020	01/05/2020	2022
Deadline for options to become exercisable	359.293	359.293	N/A
Maximum Term for Exercise of Options	N/A	N/A	N/A
Restriction term on transfer of stocks	N/A	N/A	N/A
Weighted average price of the exercise of each of the following groups of options	33% - 01/06/2020 33% - 01/06/2021 33% - 01/06/2022	50% - 01/05/2021 50% - 01/05/2022	N/A
Open at the beginning of the fiscal year	N/A	N/A	N/A
Lost during the fiscal year	N/A	N/A	N/A
Exercised during the tax year	N/A	N/A	N/A
Expired during the tax year	N/A	N/A	N/A
and. fair value of options on the grant date (in Reais)	N/A	N/A	N/A
Potential dilution in case of exercise of all options granted	0,01%	0,04%	N/A

YEAR: 2022 – Forecast for the current fiscal year.	Statutory Board
b) Total number of members	8	8	8	8	8	8	8	8	8	9	8
c) Number of paid members	6	6	6,17	6,17	6,17	4.33	4.33	8	7.8	9	8
Regarding each granting of stock options	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Shares	2017 Extra Grant II	Restricted Shares 2018	Restricted Shares 2018 Extra 2	Restricted Shares / Performance Shares 2019	Restricted Shares / Performance Shares 2020	Restricted Shares Shares by performance 2021	Restricted Shares Shares by performance 2022

Date of grant	28/04/2016	05/31/2016	30/03/2017	08/31/2017	12/01/2017	18/06/2018	10/01/2018	06/01/2019	06/01/2020	07/01/2021	7/1/2022
Number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030	429,854	923,005	1,353,521	1,402,535
Deadline for options to become exercisable	2017 - 1/4 of the options 2018 - 2/4 of the options 2019 - 3/4 of the options 2020 - 4/4 of the options	2017 - 1/4 of the options 2018 - 2/4 of the options 2019 - 3/4 of the options 2020 - 4/4 of the options	2018 - 1/4 of the options 2019 - 2/4 of the options 2020 - 3/4 of the options 2021 - 4/4 of the options	2018 - 30% of 2019 shares - 70% of actions	2018 - 1/4 of the options 2019 - 2/4 of the options 2020 - 3/4 of the options 2021 - 4/4 of the options	50% 06/18/2019 50% 06/18/2020	1/3 on 10/01/2019 1/3 on 10/01/2020 1/3 on 10/01/2021	1/3 on 06/01/2020 1/3 on 06/01/2021 1/3 on 06/01/2022	1/3 on 06/01/2021 1/3 on 06/01/2022 1/3 on 06/01/2023	1/3 on 07/01/2022 1/3 on 07/01/2023 1/3 on 07/01/2024	1/3 on 07/01/2022 1/3 on 07/01/2024 1/3 on 07/01/2025

Maximum Term for Exercise of Options	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Restriction term on transfer of stocks	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average price of the exercise of each of the following groups of options	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Open at the beginning of the fiscal year	57,65	47,68	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Lost during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the tax year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the tax year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and. fair value of options on the grant date (in Reais)	-	-	-	-	-	-	-	-	-	-	-
Potential dilution in case of exercise of all options granted	0,39%	0,9%	0,02%	0,02%	0,04%	0,02%	0,04%	0,07%	0,10%	No dilution	No dilution

YEAR: 2021	Board of Directors
b) Total number of members	10	10	10
c) Number of paid members	1	1	0
Regarding each granting of stock options	Restricted Shares 2019	Restricted Shares 2020	Restricted Shares 2021
Date of grant	06/08/2018	05/01/2020	N/A
Number of options granted	100,490	359,293	N/A
Deadline for options to become exercisable	N/A	N/A	N/A
Maximum Term for Exercise of Options	N/A	N/A	N/A
Restriction term on transfer of stocks	33% - 01/06/2020 33% - 01/06/2021 33% - 01/06/2022	50% - 05/01/2021 50% - 05/01/2022	N/A
Weighted average price of the exercise of each of the following groups of options	N/A	N/A	N/A
Open at the beginning of the fiscal year	N/A	N/A	N/A
Lost during the fiscal year	N/A	N/A	N/A
Exercised during the tax year	N/A	N/A	N/A
Expired during the tax year	N/A	N/A	N/A
and. fair value of options on the grant date (in Reais)	Does not apply	Does not apply	Does not apply
Potential dilution in case of exercise of all options granted	01	0.04%	Does not apply

YEAR: 2021	Statutory Board
b) Total number of members	8	8	8	8	8	8	8	8	8	8
c) Number of paid members	6	6	6,17	6,17	6,17	4.33	4.33	8	7.8	8
Regarding each granting of stock options	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Shares	Grant 2017 - Extra II	Restricted Shares	Restricted Shares 2018 - Extra 2	Restricted Shares / Performance Shares	Restricted Shares / Performance Shares	Restricted Shares / Performance Shares
						2018
Date of grant	28/04/2016	05/31/2016	30/03/2017	08/31/2017	12/01/2017	18/06/2018	10/01/2018	06/01/2019	06/01/2020	07/01/2021
Number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030	429,854	923,005	708,014
Deadline for options to become exercisable	2017 - 1/4 of the options	2017 - 1/4 of the options	2018 - 1/4 of the options	2018 - 30% of shares	2018 - 1/4 of the options	50% - 06/18/2019	1/3 on 10/01/2019	1/3 on 06/01/2020	1/3 on 06/01/2021	1/3 on 07/01/2022
	2018 - 2/4 of the options	2018 - 2/4 of the options	2019 - 2/4 of the options	2019 - 70% of shares	2019 - 2/4 of the options	50% - 06/18/2020	1/3 on 10/01/2020	1/3 on 06/01/2021	1/3 on 06/01/2022	1/3 on 07/01/2023
	2019 - 3/4 of the options	2019 - 3/4 of the options	2020 - 3/4 of the options		2020 - 3/4 of the options		1/3 on 10/01/2021	1/3 on 06/01/2022	1/3 on 06/01/2023	1/3 on 07/01/2024
	2020 - 4/4 of the options	2020 - 4/4 of the options	2021 - 4/4 of the options		2021 - 4/4 of the options

Maximum Term for Exercise of Options	04/28/2022	05/31/2022	03/30/2023	N/A	01/12/2023	N/A	N/A	N/A	N/A	N/A
Restriction term on transfer of stocks	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A	N/A	N/A
Weighted average price of the exercise of each of the following groups of options
Open at the beginning of the fiscal year	57.65	47.68	N/A	Does not apply	N/A	Does not apply	Does not apply	Does not apply	Does not apply	Does not apply
Lost during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the tax year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the tax year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and. fair value of options on the grant date (in Reais)	9,21	10.97	9,45	41.85	7.91	20	21.44	30.61	21.28	28.58
Potential dilution in case of exercise of all options granted	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.04%	0.07%	0.10%	0.10%

*Share price based on the average of the last 20 trading sessions prior to March 17, 2021 for projected share distribution.

YEAR: 2020 - Board of Directors
b) Total number of members	10	10
c) Number of paid members	1	1
Regarding each granting of stock options	Restricted Shares 2019	Restricted Shares 2020
Date of grant	06/08/2018	05/01/2020
Number of options granted	100,490	359,293
Deadline for options to become exercisable	N/A	N/A
Maximum Term for Exercise of Options	N/A	N/A
Restriction term on transfer of stocks	33% - 01/06/2020 33% - 01/06/2021 33% - 01/06/2022	50% - 05/01/2021 50% - 05/01/2022
Weighted average price of the exercise of each of the following groups of options	N/A	N/A
Open at the beginning of the fiscal year	N/A	N/A
Lost during the fiscal year	N/A	N/A
Exercised during the tax year	N/A	N/A
Expired during the tax year	N/A	N/A
and. fair value of options on the grant date (in Reais)	Does not apply	Does not apply
Potential dilution in case of exercise of all options granted	01.04

YEAR: 2020	Statutory Board
b) Total number of members	8	8	8	8	8	8	8	8	8
c) Number of paid members	6	6	6,17	6,17	6,17	4.33	4.33	8	7.8
Regarding each granting of stock options	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Shares	Grant 2017 - Extra II	Restricted Shares	Restricted Shares 2018 - Extra 2	Restricted Shares / Performance Shares	Restricted Shares / Performance Shares
						2018
Date of grant	28/04/2016	05/31/2016	30/03/2017	08/31/2017	12/01/2017	18/06/2018	10/01/2018	06/01/2019	06/01/2020
Number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030	429,854	923,005
Deadline for options to become exercisable	2017 - 1/4 of the options	2017 - 1/4 of the options	2018 - 1/4 of the options	2018 - 30% of shares	2018 - 1/4 of the options	50% - 06/18/2019	1/3 on 10/01/2019	1/3 on 06/01/2020	1/3 on 06/01/2021
	2018 - 2/4 of the options	2018 - 2/4 of the options	2019 - 2/4 of the options	2019 - 70% of shares	2019 - 2/4 of the options	50% - 06/18/2020	1/3 on 10/01/2020	1/3 on 06/01/2021	1/3 on 06/01/2022
	2019 - 3/4 of the options	2019 - 3/4 of the options	2020 - 3/4 of the options		2020 - 3/4 of the options		1/3 on 10/01/2021	1/3 on 06/01/2022	1/3 on 06/01/2023
	2020 - 4/4 of the options	2020 - 4/4 of the options	2021 - 4/4 of the options		2021 - 4/4 of the options

Maximum Term for Exercise of Options	04/28/2022	05/31/2022	03/30/2023	N/A	01/12/2023	N/A	N/A	N/A	N/A
Restriction term on transfer of stocks	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A	N/A
Weighted average price of the exercise of each of the following groups of options
Open at the beginning of the fiscal year	57.65	47.68	N/A	Does not apply	N/A	Does not apply	Does not apply	Does not apply	Does not apply
Lost during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the tax year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the tax year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and. fair value of options on the grant date (in Reais)	9,21	10.97	9,45	41.85	7.91	20	21.44	30.61	21.28
Potential dilution in case of exercise of all options granted	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.04%	0.07%	0.10%

YEAR: 2019 - Board of Directors
b) Total number of members	10	10
c) Number of paid members	1	1
Regarding each granting of stock options	Restricted Shares 2018	Restricted Shares 2019
Date of grant	06/08/2018	06/08/2018
Number of options granted	276,000	100,490
Deadline for options to become exercisable	N/A	N/A
Maximum Term for Exercise of Options	N/A	N/A
Restriction term on transfer of stocks	50% - 06/08/2019 50% - 06/08/2019	33% - 01/06/2020 33% - 01/06/2021 33% - 01/06/2022
Weighted average price of the exercise of each of the following groups of options	N/A	N/A
Open at the beginning of the fiscal year	Does not apply	Does not apply
Lost during the fiscal year	N/A	N/A
Exercised during the tax year	N/A	N/A
Expired during the tax year	N/A	N/A
and. fair value of options on the grant date (in Reais)	22.29	30.61
Potential dilution in case of exercise of all options granted	0.03%	0.01%

YEAR: 2019	Statutory Board
b) Total number of members	8	8	8	8	8	8	8	8
c) Number of paid members	6,00	6,00	6,17	6,17	6,17	4.33	4.33	8
Regarding each granting of stock options	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Shares	Grant 2017 - Extra II	Restricted Shares	Restricted Shares 2018 - Extra 2	Restricted Shares / Performance Shares
Date of grant	28/04/2016	05/31/2016	30/03/2017	08/31/2017	12/01/2017	18/06/2018	10/01/2018	06/01/2019
Number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319.030	429,854
Deadline for options to become exercisable	2017 - 1/4 of the options 2018 - 2/4 of the options 2019 - 3/4 of the options 2020 - 4/4 of the options	2017 - 1/4 of the options 2018 - 2/4 of the options 2019 - 3/4 of the options 2020 - 4/4 of the options	2018 - 1/4 of the options 2019 - 2/4 of the options 2020 - 3/4 of the options 2021 - 4/4 of the options	2018 - 30% of shares 2019 - 70% of shares	2018 - 1/4 of the options 2019 - 2/4 of the options 2020 - 3/4 of the options 2021 - 4/4 of the options	50% - 06/18/2019 50% - 06/18/2020	1/3 on 10/01/2019 1/3 on 10/01/2020 1/3 on 10/01/2021	1/3 on 06/01/2020 1/3 on 06/01/2021 1/3 on 06/01/2022
Maximum Term for Exercise of Options	04/28/2022	05/31/2022	03/30/2023	N/A	01/12/2023	N/A	N/A	N/A
Restriction term on transfer of stocks	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A
Weighted average price of the exercise of each of the following groups of options
Open at the beginning of the fiscal year	57.65	47.68	N/A	Does not apply	N/A	Does not apply	Does not apply	Does not apply
Lost during the fiscal year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the tax year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the tax year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and. fair value of options on the grant date (in Reais)	9,21	10.97	9,45	41.85	7.91	20.00	21.44	30.61
Potential dilution in case of exercise of all options granted	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.03%	0.07%

13.6 Information on the outstanding options held by the board of directors and the statutory management

The members of the Company's Board of Directors are entitled to share-based compensation as of 2018, and there are no outstanding options for the Board of Directors on the date of this Reference Form.

In relation to the Restricted Shares Granting Plan, approved in the AGO/E of April 8, 2015, there is no grant of purchase option, but the transfer of Company shares upon compliance with certain conditions described in item 13.4 above.

With respect to the options outstanding as of December 31, 2021, the information on the options held by the statutory board is indicated below:

2021	Statutory Board
Year of Grant	Grant 2016	Grant 2016 I	2017 Extra Grant	Restricted Shares	2017 Extra Grant II	Restricted Shares	Restricted Shares 2018 - Extra II	Restricted Shares / Performance Shares - 2019	Restricted Shares / Performance Shares - 2019	Restricted Shares / Performance Shares - 2020	Restricted Shares / Performance Shares - 2020
b) Total number of members	8	8	8	8	8	8	8	8	8	1. 10	2. 6
c) Number of paid members	1	0	0	6,17	0	6,17	4.33	1	8	1	6
In relation to options still not exercisable
i - amount	8,545	0	0	0	0	135,000	319,030	100,490	429,854	96,366	477,590
Date on which they will become exercisable	8,545 on 04/28/2020	N/A	N/A	N/A	N/A	67,500 on 06/18/2019 67,500 on 06/18/2020	1/3 on 10/01/2019 1/3 on 10/01/2020 1/3 on 10/01/2021	1/3 on 06/01/2020 1/3 on 06/01/2021 1/3 on 06/01/2022	1/3 on 06/01/2020 1/3 on 06/01/2021 1/3 on 06/01/2022	1/3 on 06/01/2021 1/3 on 06/01/2022 1/3 on 06/01/2023	1/3 on 06/01/2021 1/3 on 06/01/2022 1/3 on 06/01/2023
Maximum Term for Exercise of Options	04/28/2022	05/31/2022	03/30/2023	N/A	01/12/2023	N/A	N/A	N/A	N/A	N/A	N/A
Restriction Term on Transfer of Stocks.	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A	N/A	N/A	N/A
Weighted Average Price of the Fiscal Year	58.53	48.41	38.75	Not applicable	41.87	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
vi - fair value of options on the last day of the fiscal year1	9,21	10.97	9,21	Not applicable	10.97	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
e. in relation to exercisable options1
i - amount	8,545	0	-	-	-	-	-	-	-	-	-
Maximum Term for Exercise of Options	04/28/2022	05/31/2022	03/30/2023	-	01/12/2023	-	-	-	-	-	-
Restriction Term on Transfer of Stocks.	1 year	1 year	1 year	-	1 year	-	-	-	-	-	-
iv - weighted average strike price2	58.53	48.41	N/A	-	N/A	-	-	-	-	-	-
v - fair value of options on the last day of the fiscal year3	9,21	10.97	9,45	-	7.91	-	-
Fair value of the total of options at the last day of the fiscal year.	BRL 78,699.45	N/A	N/A	-	N/A	-	-			-	-

13.7 - Exercised options and delivered shares relating to share-based remuneration of the Board of Directors and Statutory Board

The members of the Company's Board of Directors were entitled to share-based compensation as of 2018.

Exercised options - fiscal year ended on 12/31/2016	Board of Directors	Statutory Board
No. of members	10	8
Number of paid members	0	8
Exercised Options
No. of shares	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	N/A
Total Value of the Difference between the Exercise Value and the Market Value of Stocks Relating to Options Exercised	N/A	N/A
Shares Delivered
No. of shares	N/A	708,014
Weighted Average Price for Purchase	N/A	N/A
Difference between the purchase value and the market value of the stocks acquired	N/A	N/A
Exercised options - fiscal year ended on 12/31/2016	Board of Directors	Statutory Board
No. of members	10	8
Number of paid members	1	8
Exercised Options
No. of shares	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	N/A
Total Value of the Difference between the Exercise Value and the Market Value of Stocks Relating to Options Exercised	N/A	N/A
Shares Delivered
No. of shares	359,293	923,005
Weighted Average Price for Purchase	N/A	N/A
Difference between the purchase value and the market value of the stocks acquired	N/A	N/A
Exercised options - fiscal year ended on 12/31/2016	Board of Directors	Statutory Board

No. of members	10	8
Number of paid members	1	8
Exercised Options
No. of shares	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	N/A
Total Value of the Difference between the Exercise Value and the Market Value of Stocks Relating to Options Exercised	N/A	N/A
Shares Delivered
No. of shares	100,490	429,854
Weighted Average Price for Purchase	N/A	N/A
Difference between the purchase value and the market value of the stocks acquired	N/A	N/A

13.8 - Necessary information for understanding disclosed data on items 13.5 to 13.7 - Method of pricing of shares and options value

(a)       pricing model

Stock Option Plans: For pricing, the model is used Black-Scholes-Merton.

Restricted Stock Plans with grants prior to October 2018: For pricing, the average value of the closing price of the trading session on the date the shares are granted is used.

Restricted Stock Plans granted after October 2018, including: For pricing, the average value of the closing price of the 20 trading sessions prior to the share grant date is used.

(b)       data and assumptions used in model of pricing, including weighted average price of shares, exercise price, expected volatility, option life period, expected dividends and interest risk-free rate

Stock Option Plans

Considering that the values related to the grant cycle consider the grants made up to the date of preparation of this Reference Form, the following assumptions were used for the pricing of the options target of the Company's Stock Option Plans:

✓	share price : used the closing price of the trading session prior to the grant date (B3 - ticker BRFS3);
✓	exercise price : result of the average closing price of the trading session (B3 – ticker BRFS3) of the last 20 trading sessions prior to the option grant date, adjusted by the IPCA;
✓	option life term : The options granted under the Stock Option Plans may be exercised by the participants, respecting the minimum grace periods established below:
1)	Stock Option Plan in force, approved on AGO/E of 04/08/15 and modified in AGO/E of 04/27/20: (a) up to 1/4 of the total options may be exercised after one year from the signature of the grant agreement; (b) up to 2/4 of the total options may be exercised two years after the signature of the grant agreement; (c) up to 3/4 of the total options may be exercised after three years from the signature of the grant agreement; (d) all options may be exercised four years after the signature of the grant agreement; and (e) the maximum period of six years after the grant for the exercise of the options;
2)	Stock Option Plan (Performance Stock Options) discontinued on March 31, 2015: the options will become exercisable, after a grace period of at least 18 months and at most 24 months from the grant date, as defined by the Board of Directors of the Company;
✓	Risk Free Rate : as the risk-free rate, the NTN-B (National Treasury Note) available on the pricing date and with a maturity equivalent to the life of the option is considered;
✓	Dividend rate : the Company's dividend payment history in the last two years is considered; and
✓	Volatility of the nominal shares issued by the Company : The Company uses the weighted volatility of the history of its nominal shares to establish the volatility rate.

Restricted Stock Plans

Not applicable to modeling or calculation assumptions, since, unlike stock options, the number of shares is fixed from the definition of the remuneration amount. Once this definition is made, the value is converted into the number of shares, considering their market value.

(c)       method used and assumptions taken to incorporate expected effects of early exercise

Stock Option Plans

According to the pricing methodology of the target options ( Black-Scholes-Merton ) and the characteristics of the Company's Stock Option Plans, assumptions are not used to incorporate the effects of early exercise.

Restricted Stock Plans:

Not applicable.

(d)        manner of determination of expected volatility

Stock Option Plans

The Company uses the historical volatility of its nominal shares to establish the volatility rate.

Restricted Stock Plans :

Not applicable.

(e)       if any other option feature was incorporated in measurement of its fair value

Stock Option Plans

Not applicable.

Restricted Stock Plans

Not applicable.

13.9 - Stockholdings in stocks, shares and other convertible securities held by managers and fiscal council members - by body

The interests in shares, quotas and other convertible securities, held by the managers and fiscal councilors, directly or indirectly, grouped by body, on the closing date of the last fiscal year are indicated below:

	Common Shares Issued by the Company	ADRs backed by Common Shares issued by the Company
Board of Directors	6,865,302	0
Executive Board	605,902	0
Fiscal Council	600	0

13.10 - Information on pension plans granted to members of the board of directors and statutory officers

	Board of Directors	Statutory Board
b) Number of members	9.42	1	7	0
c) Number of paid members	0	0	0	0
Plan name	N/A	BENEFITS PLAN (closed to new members)	BENEFITS PLAN (open for new members)	FAF Benefit Plan (closed to new members)
Number of managers who meet the conditions to retire	N/A	0	1	0
Conditions for early retirement	N/A	- 55 years of age; - 3 years of credited service (participation in the plan); - Termination of employment relationship with the Sponsor	- 55 years of age; - 3 years of credited service (participation in the plan); - Termination of employment relationship with the Sponsor

-  Completion of the 10-year period of contribution to the plan

-  To be entitled to a retirement benefit for the time of contribution granted by the Official Pension Scheme

Termination of employment with the Sponsor

Updated accumulated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by the managers	N/A	BRL 932,827.10	BRL 3,078,760.94	N/A
Total accumulated amount of contributions made during the last fiscal year, discounted the portion relating to contributions made directly by the managers	N/A	BRL 102,687.32	BRL 826,323.05	BRL 0,00
h. if there is the possibility of early redemption and which conditions	N/A	There is no provision for early redemption, except at the end of the employment bond; employment relationship; ties	There is no provision for early redemption, except at the end of the employment bond; employment relationship; ties	There is no provision for early redemption, except at the end of the employment relationship.

¹ Fulfills the conditions, however, it is necessary that the employment relationship ends.

² Total value of sponsor contributions (since joining the Plan) plus profitability.

13.11 - Maximum, minimum and average individual compensation for the board of directors, Board of Officersand fiscal council

	Statutory Board			Board of Directors			Fiscal Council
	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019	12/31/2021	12/31/2020	12/31/2019
No. of members	8	8	8	10	10	10	10	3	3
Number of paid members	8	8	8	10	10	10	10	3	3
The Highest Compensation Value (Reais)	15,424,050.3	13,409,440.50	10,105,934.60	11.288.495,33	12,878,285.10	9,745,064.20	13,716,077.3	204,000.00	198,830.00
The Lowest Compensation Value (Reais)	5,076,130.9	4,118,809.60	4,181,110.20	480.000	480,000.00	480,000.00	480.000	168,000.00	173,438.00
Average Compensation Value (Reais)	7,488,523.3	8,634,375.00	9,434,781.20	1,512,881.5	2,013,438.30	2,083,839.1 0	1,512,881.5	177,616.70	177,000.00

Note

Board of Directors, Fiscal Council and Statutory Board
12/31/2021

For the highest and lowest individual remuneration, members who have held the position for less than 12 months were excluded, as per the specific instruction in this item.

[For the average amount of remuneration, all the elements informed in item 13.2 are considered.]

12/31/2020

For the highest and lowest individual remuneration, members who have held the position for less than 12 months were excluded, as per the specific instruction in this item.

For the average amount of remuneration, all elements informed in item 13.2 are considered.

12/31/2019

For the highest and lowest individual remuneration, members who have held the position for less than 12 months were excluded, as per the specific instruction in this item.

For the average amount of remuneration, all elements informed in item 13.2 are considered.

13.12 - Compensation or indemnity mechanisms for management in case there is a position cancellation or retirement

The Company has entered into certain contractual agreements with certain directors which provide for the payment of compensation to the director, for the period of 3 (three) years counted the termination of the relationship with the Company, as a form of compensation for prohibiting the practice of acts considered to be in competition with the Company. This mechanism aims to reduce the financial impacts of the administrator due to the limitations applied in his professional field, due to the execution of the contract. If the indemnity becomes due, there will be no material financial impacts for the Company.

For more information on insurance policies and/or indemnity contracts, see section 12.11 of this Reference Form.

13.13 - Percentage of total remuneration held by managers and members of the finance committee who are parties related to controllers

In the last three fiscal years, there was no percentage of the total remuneration of each body recognized in the result that are parties related to the controllers, direct or indirect, considering that the Company does not have direct or indirect controllers.

13.14 - Remuneration of managers and members of the Finance Committee, ranged by body, received for any reason other than the position held

In the last three fiscal years, there was no amount recognized in the result as remuneration of the members of the Board of Directors, the Statutory Board of Executive Officers or the Fiscal Council, for any reason other than the function they occupy, such as commissions and consulting or advice provided.

13.15 - Remuneration of managers and members of the finance committee recognized in the result of directs or indirect controllers of partnerships under common control and issuer controlled.

In the last three fiscal years, there was no amount recognized in the results of direct or indirect controllers, of companies under common control and of the issuer's subsidiaries, as remuneration of members of the Board of Directors, Statutory Board of Executive Officers or the Company's Fiscal Council.

13.16 - Other relevant information

There is no other information that the Company deems relevant in relation to this Section 13 of the Reference Form.

BRF S.A.

Attachment V – Information on candidates for the positions of members of the Fiscal Council (Items 12.5 to 12.10 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009)

12.5. Composition and professional experience of the Supervisory Board

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Bernardo Szpigel	09/27/1945	Belongs only to the Fiscal Council	N/A	N/A
069.291.337-87	Mechanical Engineer	CF (Effective)	N/A	N/A
No	N/A	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Ana Paula Teixeira de Sousa	09/02/1970	Belongs only to the Fiscal Council	N/A	N/A
536.875.581-34	Accountant	CF (Effective)	N/A	No
No	N/A	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Attilio Guaspari	10/20/1946	Belongs only to the Fiscal Council	04.27.2021	OGM 2022
610.204.868-72	Civil Engineer	CF (Effective)	04.27.2021	No
No	16th term of office	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Valdecyr Maciel Gomes	06/13/1962	Belongs only to the Fiscal Council	04.27.2021	OGM 2022
718.224.887-53	Lawyer	CF (Alternate)	04.27.2021	No
No	4th term of office	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Cristina Ferreira de Brito	09/06/1963	Belongs only to the Fiscal Council	N/A	N/A
319.156.715-15	Accountant	CF (Alternate)	N/A	No
No	1st term of office	Yes

Name	Date of birth	administration body	Date of election	Term of Office
CPF	Occupation	Elective position held	Possession Date	Elected by the Controller
Other positions held in the issuer	No. of Consecutive Mandates	Independent Member
Marcus Vinicius Dias Severini	08/27/1957	Belongs only to the Fiscal Council	04.27.2021	OGM 2022
632.856.067-20	Accountant and Electric Engineer	CF (Alternate)	04.27.2021	No
No	1st term of office	Yes

Bernardo Szpigel Brazilian Register of Individual Taxpayer – CPF 069.291.337-87

Mr. Bernardo is a Mechanical Engineer graduated from ITA; Master in Engineering from PUC-RJ. PHD in Business Administration from the University of California. He was CFO of Bahia Sul and Suzano Papel e Celulose.

Mr. Bernardo has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from the practice of any professional activity or commercial.

Mr. Bernardo declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize a Politically Exposed Person.

Ana Paula Teixeira de Sousa Brazilian Register of Individual Taxpayer – CPF 536.875.581-34

Ms. Ana Paula has a degree in accounting from UNB; Post-Graduation in Accounting Sciences from Fundação Getúlio Vargas; MBA in finance and international business from USP. He holds a master's degree in economics from UNB. Mrs. Ana has been Vice President of Internal Controls and Risk Management at Banco do Brasil since May 2021. She also held the positions of director of internal controls at Banco do Brasil. She was president director of BESCVAL and commercial and products director of BB DTVM. He is a member of the board of directors of livelo and a member of the board of directors of BB Administradora de Consortia.

Mrs. Ana Paula has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from the practice of any activity professional or commercial.

Mrs. Ana Paula declared to be a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21.

Attilio Guaspari Brazilian Register of Individual Taxpayer – CPF 610.204.868-72

Mr. Attilio holds a degree in engineering from the Polytechnic School of the University of São Paulo - USP and a master’s degree in Administration Sciences from UFRJ. He was a member of the Audit Committee of the National Development Bank --BNDES and Chairman of the Fiscal Council and Fiscal Council of Perdigão and BRF, with the appointment of a financial specialist for the audit committee. He has extensive experience in the position of Internal Audit Officer, as Financial Director and member of the board of directors. Mr. Attilio has not suffered, in the last five years, any (i) criminal conviction, (ii) in a CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

Valdecyr Maciel Gomes Brazilian Register of Individual Taxpayer – CPF 718.224.887-53

Mr. Valdecyr holds a law degree from Universidade Federal Fluminense - UFF (1986), with a specialization in International Financial Law at Euromoney, Oxford University (1997) and participation in the Advanced Executive Program of the Kellogg School of Management at Northwestern University (2013). From March 2014 to September 2016, he served as head for Latin America and Managing Partner from Brookfield Asset Management. From March 2008 to September 2013, he was CEO and President of Brookfield Asset Management, as well as other companies in the group (Banco Brascan SA, Brookfield Serviços Financeiros Ltda., Brascan Corretora de Titulos e Valores Mobiliários, BRKB DTVM SA, BRKB Consultoria and Brookfield Gestão de Ativos Ltda.). From September 2013 to September 2016, he was Director and Vice President of Brookfield Asset Management, as well as: Director and Executive Vice President and Managing Partner of Brookfield Brasil Ltda. and Brookfield Participações Ltda.; Director of Brookfield Brazil Ltd. and Brookfield Brasil Asset Management Investimentos Ltda.; Director of Fisher Eagle Capital Investments LLC and Marlin Capital Investiments LLC. From 2008 to June 2011 he was Director of Brascan Holdings Plc, responsible for the constitution and management of the company, whose function was to raise funds abroad for investments in Brazil. From 2001 to 2008, he was Executive Vice President of Banco Brascan SA, having served as Legal Director of the same institution from 1997 to 2001. From 1990 to 1997, he served as tax inspector for the Municipality of Rio de Janeiro and as a lawyer for Brascan Brasil Ltda. From 1983 to 1990, he was a lawyer at Banco Garantia SA and, in 1982, he was an Army Officer of the Federal Government, as a troop commander. Mr. Valdecyr also acts as member of the Board of Directors at Santos Brasil Participações S.A. and Chairman of the Ethics Council at Anbima – Associação Brasileira de Entidades dos Mercados Financeiros e de Capitais. Mr. Valdecyr has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

Cristina Ferreira de Brito Brazilian Register of Individual Taxpayer – CPF 319.156.715-15

Mrs. Cristina holds a degree in Accounting (1989) and a specialization in auditing (1999) from Fundação Visconde do Cairú and a MBAin Internal Controls from FIPECAFI/USP (2004). From September 2010 to December 2019 she was Executive Audit Manager at Caixa Econômica Federal and from April 2014 to April 2015 she was member of the Fiscal Council at Norte Energia SA. Mrs. Cristina has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

Marcus Vinicius Dias Severini Brazilian Register of Individual Taxpayer – CPF 632.856.067-20

Mr. Marcus Severini holds a degree in Accounting Sciences from UniverCidade and Electrical Engineering from Universidade Federal Fluminense and postgraduated in Electrical Engineering from SUAm – Sociedade Universitária Augusto Mota. Mr. Marcus Severini has 12 years of experience in consulting and auditing work, acquired in a multinational company, the Arthur Andersen S/C. Mr. Marcus Severini acted as Controller Officer at Vale S.A., in the period between May 2007 and March 2015, where he joined in October 1994, holding several positions. In addition, Mr. Marcus Severini was Chairman of the Board of Directors of Fundação Vale do Rio Doce e Seguridade Social – VALIA (2007-2015). Mr. Marcus Severini held positions as member of the Fiscal Council of companies as Millis Estuturas e Serviços de Engenharia S.A. (2015–2018), BRF S.A. (2015–2019) and Vale S.A. (2017-2019). Currently, he acts as member of the Audit Committee at Fundação Vale do Rio Doce Seguridade Social – VALIA and OceanPact Serviços Marítimos S.A. Mr. Marcus has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from practicing a professional activity or any commercial.

12.6. In relation to each person who served as a member of the board of directors or the fiscal committee in the last year, inform, in a table format, the percentage of participation in the meetings held by the respective body in the same period, which took place after taking office

Body	Member	Ownership Percentage
Fiscal Council	Attilio Guaspari	100%
Fiscal Council	Valdecyr Maciel Gomes	100%
Fiscal Council	Marcus Vinicius Dias Severini	Alternate

12.7. Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable.

12.8. for each one of the people who acted as a member of the statutory committees, as well as of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, inform, in table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after taking office

Not applicable.

12.9. Marital, common law or family relationship up to the second degree between:

The. Company Directors

B. Managers of the Company and managers of Subsidiaries, directly or indirectly, of the Company

c) managers of the Company or its direct or indirect subsidiaries and direct or indirect controlling shareholders of the Company

d) Company managers and managers of the Company's direct and indirect subsidiaries

Not applicable. Candidates for members of the Fiscal Council do not have any of the relationships mentioned in this Item 12.9.

12.10. Report on subordination relationships, service provision or control held, in the past 3 fiscal years, between the managers of the issuer and:

a.	a) direct or indirect subsidiaries of the Company, with the exception of those in which the issuer holds, directly or indirectly, the entire share capital
b.	b. direct or indirect controlling company of the issuer
c.	c. If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or subsidiaries or controlling companies of any of these people

Not applicable. The Company does not have any of the relationships mentioned in this Item 12.10.

BRF S.A.

Attachment VI - Copy of the Company's Bylaws highlighting the proposed changes, according with article 11, item I, of CVM Instruction No. 481/2009

BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

BYLAWS

I. NAME, HEADQUARTERS, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. ("Company”) is a publicly-held company, which is governed by these Bylaws, by Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”) and other applicable laws and regulations.

Paragraph 1 - With the entry of the Company into the special listing segment called Novo Mercado, of B3 SA – Brasil, Bolsa, Balcão ("B3”), the Company, its shareholders, including controlling shareholders, managers and members of the Fiscal Council, when installed, are subject to the provisions of the Regulation of the

B3's Novo Mercado ("Novo Mercado Regulation”).

Paragraph Two - The provisions of Level 2 Regulation shall prevail over the statutory provisions in the cases of damages to the rights of the recipients of the public offers foreseen in these Bylaws.

Article 2. The Company has its headquarters and jurisdiction in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, CEP 88.301-600, and may establish branches, agencies, offices and other facilities anywhere in the national territory or abroad .

Article 3. The main corporate purpose of the Company is the exercise of the following activities, in national territory or abroad:

(i)	the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly those derived from animal protein and food products that use the cold department as support and distribution;

(ii)	the industrialization and sale of animal feed, nutrients and food supplements;

(iii)	the provision of food services in general;

(iv)	the industrialization, refining and sale of vegetable oils, fats and dairy products;

(v)	the exploration, conservation, storage, silage and sale of grains, their derivatives and by-products;

(vi)	the sale, in retail and wholesale, of consumer and production goods, including the sale of equipment and vehicles for the development of its logistics activity;

(vii)	the export and import of production and consumer goods;

(viii)	the provision of transport, logistics and distribution services for cargo and food in general;

(ix)	participation in other companies, aiming at the broader achievement of corporate purposes;

(x)	participation in projects necessary for the operation of the Company's business;

(xi)	industrialization, own or on demand, sale, export and import of pharmacochemical products derived from an animal slaughter;

(xii)	manufacture and sale of organic chemical products derived from animal slaughter; and

(xiii)	manufacture, distribution and export of pharmaceutical inputs derived from animal slaughter.

Sole Paragraph - The Company may also carry out, by itself or by hiring third parties, activities to support the core activities listed in Article 3 above, such as:

(i)	auxiliary administrative, technical or operational support activities aimed at creating conditions for the best exercise of its main activities;

(ii)	general cargo transportation;

(iii)	warehousing and storage services for products and other related services;

(iv)	activities for the promotion and replacement of its products in retail and at points of exhibition and sale to the final consumer, including the necessary support to customers that allows the packaging and visualization of the products;

(v)	services for receiving and allocating raw materials to be used in production;

(vi)	repair, maintenance and conservation services for machines and vehicles;

(vii)	the promotion of activities, programs, technical assistance and a promotion aimed at national agricultural development;

(viii)	the industrialization, farming, and commercialization of packaging of any nature;

(ix)	the farming and breeding of animals in general;

(x)	the trading of commodities in general;

(xi)	research and development of production and improvement techniques for the Company's genetic matrices;

(xii)	the activities of reforestation, extraction, industrialization and sale of wood;

(xiii)	the commercialization of movable and immovable property, including machinery, equipment and vehicles, of the fixed assets, to meet the activities included in the Company's corporate purpose described in this article; and

(xiv)	fuel supply services for own fleet or for third-party service providers, in particular freight, transport, logistics and distribution .

Article 4. The Company's term is not determined.

II.        CAPITAL STOCK

Article 5 The Company's capital stock is ~~BRL 12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents)~~ BRL 13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents) , fully subscribed and paid in, divided into ~~812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six)~~ 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value.

Paragraph 1 - The Company may not issue preferred shares or founders' shares.

Paragraph 2 - The shares issued by the Company are indivisible and each common share is entitled to one vote in the resolutions of the General Meetings.

Article 6. All shares issued by the Company are book-entry and, as decided by the Board of Directors, kept in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM (“CVM”), on behalf of their holders.

Sole Paragraph. The transfer and registration cost, as well as the service cost related to book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as defined in the share bookkeeping agreement.

Article 7. The Company is authorized to increase its capital stock, regardless of amendment to the bylaws, until the number of shares in which the share capital is divided becomes 1,325,000,000 (one billion three hundred and twenty five million) common shares, upon resolution of the Board of Directors ..

Paragraph 1 - In the event provided for in caput of this Article, it will be incumbent upon the Board of Directors to set the issue price and the number of shares to be issued, as well as the payment term and conditions.

Paragraph 2 - Within the authorized capital limit, the Board of Directors may also: (i) resolve on the issuance of subscription bonus; (ii) in accordance with the plan approved by the General Meeting, grant stock options, without the shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) to approve the capital increase through the capitalization of profits or reserves, with or without share bonus; and (iv) resolve on the issuance of debentures convertible into shares.

Article 8. At the discretion of the Board of Directors or the General Meeting, the preemptive right of shareholders may be excluded or reduced, in any issue of shares, debentures convertible into shares and subscription bonus, whose placement is made through sale on the stock exchange, public subscription or exchange for shares in a public offer for the acquisition of control, as provided for in the Law and in these Bylaws.

Article 9. The shareholder's default in the payment of the subscribed capital will result in the collection of interest of 1% (one percent) per month, pro rata temporis , monetary restatement based on the variation of the General Market Price Index – IGP-M, published by Fundação Getúlio Vargas – FGV, or another index that reflects the actual loss of currency purchasing power in the period, at the discretion of the Board of Directors of the Company, at the lowest legally applicable frequency, and a fine of 10% (ten percent) on the amount of the obligation, without prejudice to other applicable legal sanctions.

Article 10. By resolution of the Shareholders' Meeting, as a result of a proposal by the Board of Directors, the Company's capital stock may be increased as provided for by law, provided that in cases of capitalization of profits or reserves, the issuance of new shares corresponding to the increase, among its shareholders, in proportion to the number of shares they hold.

III. GENERAL MEETING

Article 11. The General Meeting, convened and installed pursuant to the law and these Bylaws, will meet ordinarily within the first 4 (four) months after the end of the fiscal year and, extraordinarily, whenever interests and corporate matters require shareholder resolution

Article 12. The General Meeting shall be called by the Board of Directors upon resolution of the majority of its members or, also, in the cases provided for in these Bylaws and in the Sole Paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, at the latest by the date of the first publication of the call notice, to all shareholders, the materials and documents necessary for the analysis of the matters included in the Agenda, except in the cases in which the law or current regulations require its availability in a longer period.

Article 13. The General Meeting will be installed, on first call, with the presence of shareholders representing at least 25% (twenty-five percent) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph 1 - The Extraordinary General Meeting whose purpose is to amend these Bylaws shall be installed, on first call, with the presence of shareholders representing at least 2/3 (two thirds) of the capital stock, but may be installed in second call with any number of attendees.

Paragraph 2 - Subject to the exceptions provided for in the applicable regulations, the first call of the General Meeting must be made at least 30 (thirty) days in advance and the second call with at least 8 (eight) days.

Paragraph 3 - The work of the General Meeting will be chaired by the Chairman of the Board of Directors or, in their absence, by the Vice-Chairman. In cases of absence or temporary impediment of the Chairman and Vice-Chairman of the Board of Directors, the General Meeting will be chaired by a member specially appointed by the Chairman of the Board of Directors. The Chairman of the board will designate one or more secretaries for the General Assembly.

Article 14. The resolutions at the General Meeting, except for the exceptions provided for by law and these Bylaws, will be taken by an absolute majority of votes of those present, not counting blank votes.

Paragraph 1 - The General Meeting may only resolve on matters on the agenda contained in the respective call notice, except for the exceptions provided for in the Brazilian Corporation Law, with the inclusion, in the agenda of the General Meeting, of the item "other matters" or “general affairs” or equivalent expressions.

Paragraph 2 - Of the work and resolutions of the General Meeting, minutes shall be drawn up, which shall be signed by the members of the presiding board and by the attending shareholders who make up at least the majority necessary for the resolutions taken.

Article 15. For the benefit of carrying out the work at the General Meetings, the shareholders or their representatives must present, at least 5 (five) days in advance, in addition to the identity document, as the case may be: (i) the power of attorney with the signature of the grantor and/or the documents proving the powers of the shareholder's legal representative; and/or (ii) with respect to shareholders participating in the fungible custody of book-entry shares, the statement containing the respective equity interest, issued by the financial institution responsible for the custody.

Paragraph 1 - Without prejudice to the provisions of the caput of this Article, the shareholder who attends the General Meeting bearing the documents that prove his status as shareholder may participate and vote in the meeting.

Paragraph 2 – The Company will adopt, in the inspection of the documental regularity of the shareholder representation, the principle of good faith.

Article 16. It is incumbent upon the General Meeting, in addition to the other duties provided for by law and in these Bylaws:

(i)	to attribute shares dividends and decide on any developments in shares;

(ii)	approve stock option or subscription plans or stock granting plans for managers and employees or individuals who provide services to the Company, as well as managers and employees or individuals who provide services to other companies that are directly or indirectly controlled by the Company;

(iii)	deliberate, according to the proposal presented by the management, on the destination of the year's results and the distribution of dividends;

(iv)	resolve on the Company's delisting from the Novo Mercado;

(v)	to establish the remuneration of the Fiscal Council in accordance with the Law and these Bylaws; and

(vi)	approve, pursuant to the Novo Mercado Regulation, the waiver of a Public Share Offering in case of delisting from the Novo Mercado; and

(vii)	approve the carrying out of operations and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the operation or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets included in its last balance sheet approved at the General Meeting.

Article 17. The General Meeting shall annually set the amount of the annual global compensation of the Company's managers, including benefits of any nature and representation fees, taking into account their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, it being incumbent upon the Board of Directors to establish the criteria for apportioning the global compensation among the administrators.

Article 18. The General Meeting may suspend the exercise of the rights of the shareholder who fails to comply with a legal or statutory obligation, the suspension ceasing as soon as the obligation is fulfilled.

Paragraph 1 - Shareholders representing at least 5% (five percent), at least, of the capital stock, may call the General Meeting mentioned in caput of this Article when the Board of Directors does not comply, within 8 (eight) days, with the convening request that they present, indicating the obligation breached and the identification of the defaulting shareholder.

Paragraph 2 - It shall be incumbent upon the General Meeting that approves the suspension of shareholder rights to also establish, among other aspects, the scope and term of the suspension, subject to the prohibitions provided for by law.

Paragraph 3 - The suspension of rights shall cease as soon as the obligation is fulfilled, and the shareholder in question shall notify the Company of said compliance.

IV. MANAGEMENT

Section I - Common Provisions to Management Bodies

Article 19. The Company's Management is the responsibility of the Board of Directors and the Executive Board, with the respective attributions conferred by law and by these Bylaws.

Paragraph 1 - The Company's administrators are exempt from providing a guarantee for the exercise of their position.

Paragraph 2 - The Company's managers will be invested in their positions by signing the instrument of investiture in the proper books, which must include their subjection to the arbitration clause referred to in Article 47, and which will include the consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph 3 Any act practiced by any manager of the Company that involves the Company in obligations related to businesses and operations alien to the corporate purpose is expressly forbidden and will be null and void by operation of law, without prejudice to civil or criminal liability, as the case may be, to which the violator of this provision will be subject.

Paragraph 4 - The term of office of the Company's managers will extend until the investiture of the respective successors.

Section II - Board of Directors

Article 20. The Board of Directors is composed of a minimum of 9 (nine) and a maximum of 11 (eleven) effective members, all elected and dismissed by the General Meeting, with a unified term of office of 2 (two) years, reelection being permitted.

Paragraph 1 - Of the members of the Board of Directors, at least 2 (two) or 20% (twenty percent), whichever is greater, must be Independent Directors, in accordance with the criteria and rules provided for in the Novo Mercado Regulation.

Whenever the application of the aforementioned percentage results in a fractioned number of members, the Company must consider the immediate higher number.

Paragraph 3. The characterization of those appointed to the Board of Directors as Independent Directors will be deliberated at the General Meeting that elects them, which may base its decision: (i) on the statement, sent by the nominee to the Independent Director to the Board of Directors, attesting to their eligibility in relation to the independence criteria established in the Novo Mercado Regulation, contemplating the respective justification, if any of the situations provided for in Section 2 of article 16 of the aforementioned Regulation are verified; and (ii) the opinion of the Board of Directors, included in the management proposal referring to the General Meeting for the election of directors, as to the candidate's eligibility or not in the independence criteria.

Paragraph 4 - The procedure provided for in paragraph 3 above does not apply to the nominations of candidates for members of the Board of Directors who do not meet the deadline for inclusion of candidates in the ballot paper, as provided for in the regulations issued by CVM on remote voting .

Paragraph 5 - The Board of Directors shall annually assess and disclose who the Independent Directors are, as well as indicate and justify any circumstances that may compromise their independence.

Paragraph 6 - When electing the members of the Board of Directors, the General Meeting shall appoint a Chairman and a Vice-Chairman, who shall replace the former in his absence or impediment, as well as in the event of a vacancy.

Paragraph 7 - Whenever the General Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal for a complete slate of candidates for the vacancies on the Board of Directors, including nomination for the positions of Chairman and Vice-Chairman of the Board of Directors, which must be submitted for approval at the General Meeting.

Paragraph 8 - If any shareholder wishes to nominate one or more candidates to compose the Board of Directors who are not part of the proposed slate as provided for in Paragraph 7 of this article, such shareholder shall notify the Company proposing another slate to run for positions on the Board of Management of the Company, in writing and preferably at least 5 (five) days prior to the date scheduled for the General Meeting, informing the name, qualification and full professional curriculum of the candidate(s), the Company is responsible for providing for its immediate disclosure, through a Notice to Shareholders available on the electronic system on the CVM page on the world wide web. The Company will not accept the registration of any slate, nor the exercise of voting rights in the election of the members of the Board of Directors, in circumstances that constitute a violation of the provisions of the applicable regulations.

Paragraph 9 - The presentation of more than one slate by the same shareholder is prohibited. However, the same person may integrate two or more slates, including the one proposed under the terms of Paragraph 8 above.

Paragraph 10 - If it receives a written request for the adoption of the multiple vote process, pursuant to Article 141, Paragraph 1 of the Brazilian Corporation Law, the Company will immediately disclose the receipt and content of such request, by means of a Notice to Shareholders available in the electronic system on the CVM page on the world wide web or as defined by law or by CVM.

Paragraph 11 - In the event that the election of the Board of Directors is carried out by the multiple vote process, each member of the slates presented pursuant to this Article shall be considered a candidate for the position of director.

Paragraph 12- Whenever the election has been carried out by the multiple vote process, the removal of any member of the Board of Directors by the General Assembly shall mean dismissal of the other members, and a new election shall be held.

Paragraph 13 In the event of vacancy of the positions of effective members of the Board of Directors, the remaining members will appoint a substitute who will hold the position until the next General Meeting, at which time the new Board member will elect a new Director to complete the term. In the case of more parallel vacancies exceeding one-third (1/3) of its members, a General Meeting shall be called within 30 (thirty) days of that event, for the election of the substitutes, whose term shall coincide with that of the other Directors.

Paragraph 14 – The members of the Board of Directors must have an unblemished reputation and, except as approved by the General Meeting, those who (i) occupy positions in companies that may be considered competitors of the Company cannot be elected; or (ii) have or represent a conflicting interest with the Company. If after the election of the member of the Board of Directors, any fact that constitutes a hypothesis of impediment to the exercise of the position of director, provided for in the Brazilian Corporation Law or in this paragraph, the member who is subject to the impediment is obliged to immediately present his resignation to the Chairman of the Board of Directors

Subsection II.1 - Meetings and Substitutions

Article 21. The Board of Directors will meet, ordinarily, at least 8 (eight) times a year and, extraordinarily, whenever called by its President or by the majority of its members.

Paragraph 1 - The notice of meetings of the Board of Directors shall be given in writing, by means of a letter, telegram, e-mail or other form that allows proof of receipt of the notice by the recipient, and shall contain, in addition to the location , date and time of the meeting, the agenda.

Paragraph 2 - The meetings of the Board of Directors shall be called at least 5 (five) business days in advance. On the same date the meeting is called, the materials and documents necessary for the consideration of the matters on the agenda of the Board of Directors' meeting shall be made available to the directors.

Paragraph 3 - Regardless of the formalities should be deemed regular meeting attended by all members of the Board.

Paragraph 4 - The meetings of the Board of Directors shall be installed, on first call, with the presence of at least 2/3 (two thirds) of its members. In the second call, which will be the subject of a new communication to the directors in the form of Paragraph 1 of this Article, sent immediately after the date designated for the first call, the meeting will be installed with the presence of the simple majority of the directors.

Paragraph 5- If necessary, it is possible to hold meetings of the Board of Directors or the participation of board members in meetings of the Board of Directors by telephone, video conference, electronic deliberation, or other means of communication that can ensure the effective participation and authenticity of their vote. In this circumstance, the board member shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated into the minutes of said meeting.

Paragraph 6 - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or any other management bodies, exercise the vote or, in any way, intervene in matters in which they are, directly or indirectly , in a situation of conflicting interest with the interests of the Company, under the terms of the Law.

Paragraph 7 - The resolutions of the Board of Directors shall be taken by majority vote of those present, with the Chairman of the Board of Directors having the casting vote in the event of a tie.

Paragraph 8 - The minutes of the meetings of the Board of Directors must be clearly written and record the decisions taken, the persons present, the dissenting votes and the abstentions from voting.

Article 22. In the event of absence or temporary impediment, the Directors may be represented at meetings of the Board of Directors by another Board member appointed in writing, who, in addition to their own vote, shall express the absentee or temporarily impeded Board member's vote.

Paragraph 1- In the event of absence or temporary impediment of the Chairman of the Board, his duties shall be exercised on a temporary basis by the Vice-Chairman.

Paragraph 2- In case of absence or temporary impediment of the Vice-Chairman, it shall be incumbent upon the Chairman to indicate, among the other members of the Board of Directors, his / her substitute.

Subsection II.2. Competence

Article 23. It is incumbent upon the Board of Directors, in addition to the other duties provided for in the legislation and in these Bylaws:

(i)	establish the general orientation of the Company's business, considering the impacts of the Company's activities on society and the environment, aiming at the Company's perpetuity and the creation of value in the long term;

(ii)	define the Company's values and ethical principles and ensure that the Company remains transparent in its relationship with all interested parties;

(iii)	elect and dismiss the members of the Executive Board of the Company or its directly and indirectly controlled companies, and establish their attributions, subject to the provisions of these Bylaws;

(iv)	inspect the management of the members of the Executive Board, examine at any time the Company's books and papers, request information about contracts signed or about to be signed, and any other acts;

(v)	call the General Meeting when deemed convenient and in the cases provided for by Law;

(vi)	to express its opinion on the Management's report, the accounts of the Executive Board and the financial statements related to each fiscal year;

(vii)	distribute among the members of the Board of Directors and the Executive Board the annual global compensation established by the General Meeting and establish the criteria for profit sharing for employees and managers, in compliance with the provisions of these Bylaws;

(viii)	authorize the incorporation and dissolution of companies controlled, directly or indirectly, by the Company;

(ix)	choosing and removing the independent auditors appointed by the Audit and Integrity Committee;

(x)	propose to the General Meeting the issuance of new shares of the Company above the authorized capital limit;

(xi)	except in the cases in which the General Meeting is competent, pursuant to the regulations issued by CVM, to resolve on (a) the acquisition of shares issued by the Company to be held in treasury or used in plans approved by the General Meeting; and (b) the eventual sale or cancellation of such shares;

(xii)	resolve on the issuance by the Company or its subsidiaries, directly and indirectly, of non-convertible debentures, promissory notes ( commercial paper ) and other similar securities;

(xiii)	resolve on the issue by the Company of shares, subscription bonus and debentures convertible into shares, within the authorized capital limit, establishing the quantity, payment conditions and the respective subscription and premium prices, as well as whether the right to preference to shareholders or shortening the period for exercising them, as authorized by the legislation in force;

(xiv)	resolve on the drawing up of semi-annual balance sheets or those relating to shorter periods of the Company, as well as declare interim dividends to the account of profits calculated in these balance sheets, or to the Retained Earnings Account or Profit Reserve Account existing in the last annual or semi-annual balance sheet, as provided for by law and/or the distribution of interest on capital, as provided for in Law No. 9.249, of December 26, 1995, as amended;

(xv)	approve the Company's dividend payment policy;

(xvi)	propose to the Annual General Meeting, subject to the limits established in Article 35, sole paragraph, of these Bylaws, the amounts to be paid as statutory participation of employees and managers in the profits of each fiscal year, as well as define the criteria for the distribution of such values;

(xvii)	authorize the practice of reasonable gratuitous acts by the Company, for the benefit of any person or entity, as defined in the Company's Policy of Authority, to be approved by the Board of Directors;

(xviii)	submit a proposal for approval at the Meeting of a stock option plan or stock grant plan to its managers or employees, or to individuals who provide services to the Company, as well as to managers and employees or individuals who provide services to its direct and indirect subsidiaries, within the authorized capital limit, the Board of Directors being responsible for administering said plan, including the granting of stock options and grants within the scope of such plans;

(xix)	to authorize changes in the tradability and issuance of American Depositary Receipts – ADRs by the Company or its subsidiaries, directly and indirectly;

(xx)	approve its bylaws, which shall provide, at least, on the following matters: (i) the duties of the Chairman of the Board of Directors; (ii) the rules for replacing the Chairman of the Board of Directors in his absence or vacancy; (iii) the measures to be taken in situations of conflict of interest; (iv) the definition of a period of sufficient notice to receive the materials for discussion at the meetings, with adequate depth; and (v) the possibility of holding it, during the meetings of the

(xxi)	establish technical or advisory committees, of a non-deliberative nature, to carry out specific tasks or for general activities of interest to the Company, under the terms and conditions defined by the Board of Directors. The committees may act, among others, in the following areas: (i) strategic and financial, (ii) corporate governance, conduct and ethics, and (iii) management compensation and executive development;

(xxii)	monitor the fulfillment of the duties of the committees that may be created to advise the Board of Directors, approve their respective regulations and evaluate the opinions and reports issued by them, pursuant to current legislation and these Bylaws;

(xxiii)	establish periodic performance evaluation mechanisms of its members, with the objective of contributing to the improvement and effectiveness of the Company's governance, being able to hire external specialists for the evaluation process;

(xxiv)	prepare and make public a reasoned opinion containing an opinion favorable or contrary to the acceptance of any and all corporate reorganization, capital increase and other operations that give rise to the change of control, within 15 (fifteen) days of the disclosure of all conditions of the operation that results in the change of control, which will express whether such operation ensures fair and equitable treatment to the Company's shareholders;

(xxv)	prepare and make public a prior substantiated opinion containing an opinion favorable or contrary to the acceptance of any and all public offer for acquisition that has as its object shares or securities convertible or exchangeable for shares issued by the Company, within 15 (fifteen) days of publication of the public offer for the acquisition of shares, or securities convertible into shares or exchangeable for shares issued by the Company, in which: (a) the convenience and opportunity of the public offer for the acquisition of shares, or convertible securities in shares or exchangeable per share issued by the Company, as to the interests of the Company and its shareholders as a whole and in relation to the price and potential impacts for the company. ~~The~~ liquidity of the securities held by it; (b) regarding the strategic plans disclosed by the offeror in relation to the Company; and (c) possible alternatives to the acceptance of the public offer for the acquisition of shares, or securities convertible into shares or exchangeable per share issued by the Company, available in the market;

(xxvi)	submit to the General Meeting proposals for amendments to the Company's Bylaws, regarding the duration of the Company, corporate purpose, capital increases or reductions, issuance of securities and/or securities, exclusion of preemptive rights in the subscription of shares and other bonds and/or securities, dividends, capital interest, powers and attributions of the General Meeting, structure and attributions of the Board of Directors and the Executive Board, and respective quorums for resolutions;

(xxvii)	approve the Company's annual demobilization plan proposed by the Executive Board, as well as the acquisition, assignment, transfer, disposal and/or encumbrance of real estate of the Company or of direct or indirect subsidiaries, which are not listed in the Plan of Demobilization already approved, as defined in the Company's Policy of Permits, to be approved by the Board of Directors;

(xxviii)	to approve a proposal for a spin-off, merger, incorporation in which the Company or controlled and associated companies, directly or indirectly, are part or of the Company itself, as well as its transformation or any other form of corporate restructuring;

(xxix)	resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial reorganization of the Company or of direct and indirect subsidiaries and affiliates, as well as related financial reorganizations;

(xxx)	approve the acquisition, assignment, transfer, disposal and/or encumbrance of non-current assets (except real estate) of the Company or of directly or indirectly controlled or affiliated companies, as defined in the Company's Policy of Authorities, to be approved by the Board administration;

(xxxi)	authorize the granting of guarantees, real or personal guarantees, commercial pledge, mortgages, sureties and sureties, as well as the contracting of surety bonds or letters of guarantee as defined in the Company's Policy of Authorities, to be approved by the Board of Directors;

(xxxii)	authorize the Executive Board to offer products and movable and fixed assets of the Company or of controlled or affiliated companies, directly or indirectly, as a guarantee to financial institutions when contracting financing or as a guarantee of legal proceedings, whenever such acts result in obligations for the Company or for subsidiaries or affiliates, directly or indirectly, as defined in the Company's Authorization Policy, to be approved by the Board of Directors;

(xxxiii)	approving the contracting, with third parties, of indebtedness operations of the Company or of controlled or affiliated companies, directly or indirectly, as defined in the Company's Authorization Policy, to be approved by the Board of Directors;

(xxxiv)	approving the Company's financial risk management policy, establishing the main conditions for contracting hedging operations (assets and liabilities), and such policy must contain, at least, the following specifications: purpose of the hedge, risk factors risks, eligible instruments, limits and authority;

(xxxv)	approve the issue, acquisition, assignment, transfer, disposal and/or encumbrance, in any capacity or form by the Company or by controlled or affiliated companies, directly or indirectly, of equity interests and/or any securities in any companies (including waiver of right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies or affiliates), as defined in the Company's Authorization Policy, to be approved by the Board of Directors;

(xxxvi)	approve and define, in advance, the acts to be performed by the Executive Board of the Company at General Meetings and/or Meetings of Partners of controlled, affiliated or invested companies, directly or indirectly, in the capacity of shareholder and/or partner of such companies, as defined in the Company's Authorization Policy, to be approved by the Board of Directors or involving reputational and strategic aspects for the Company;

(xxxvii)	observing the provisions of article 16, item (vii) of these Bylaws, to approve the performance of operations and business of any nature with related parties, in accordance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interest of the Company, as approved by the Board of Directors;

(xxxviii)	approve (i) the Code of Conduct; (ii) the Securities Trading Policy, and (iii) the Contributions and Donations Policy, which must comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Code of Corporate Governance;

(xxxix)	approving the integrated general annual and multi-year capital budgets (operation budgets, investment budgets and cash flow budgets) of the Company and its subsidiaries and affiliates, setting the investment policy and business strategy. The integrated general annual budget must always be approved by the last day of the year preceding the calendar year to which it refers and must cover the twelve months of the following fiscal year. At any time during the calendar year, the Company's budget must cover a minimum period of 6 (six) months. The execution and execution of the approved budget will be reviewed monthly at the regular meetings of the Board of Directors;

(xl)	(xl) approve the execution of any contracts or agreements (except indebtedness contracting) involving the normal course of activities of the Company or of controlled companies, directly or indirectly, including, but not limited to, contracts for the provision of services, consulting or supply, as defined in the Company's Authorization Policy, to be approved by the Board of Directors, as well as to approve the termination of the contract or the execution of additional terms to the contracts already signed that entail a new obligation of equal value;

(xli)	(xli) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar involving patents, production processes and/or technology, copyrights, domain names, registered or deposited trademarks in the name of the Company or any company controlled or affiliated by it, directly or indirectly, as defined in the Company's Authorization Policy, to be approved by the Board of Directors, except: (a) if carried out between the Company and fully controlled companies, except in cases of sale and /or definitive assignment, which must be approved by the Board of Directors; and (b) for authorization of the use of trademarks by controlled or affiliated companies.

Section III - Executive Board

Article 24. The Executive Board, whose members are elected and removable at any time by the Board of Directors, will consist of at least two (2) and at most fifteen (15) members, elected for a period of two (2) years, re-election being permitted, of which one (1) Global Chief Executive Officer and one (1) Chief Financial and Investor Relations Officer, and the other Executive Vice-Presidents with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, pursuant to Article 26 below, all of them being professionals that meet the parameters indicated in Paragraphs 2 and 34 below.

Paragraph 1 - The positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be held by the same person ~~except as provided in Paragraph 2 below~~ .

~~Paragraph 2 - The rule contained in Paragraph 1 of this Article does not apply to the event of vacancy in the position of Global Chief Executive Officer, in which case the Company shall: (i) disclose the accumulation of positions as a result of the vacancy until the day useful following the occurrence; (ii) disclose, within a period of 60 (sixty) days, counting from the vacancy, the measures taken to cease the accumulation of positions; and (iii) cease accumulation within 1 (one) year.~~

Paragraph 23 - The election of the Executive Board shall be carried out by the Board of Directors, which may choose from among the candidates pre-selected by the Global Chief Executive Officer. To this end, the Global Chief Executive Officer will send to the Board of Directors a copy of the "curriculum vitae" of the nominated candidate, together with the terms of their hiring and all other information necessary to prove the qualification established in Paragraph 3 ~~4~~ of this Article. If the Board of Directors does not approve the nominations presented, new names must be appointed by the Global Chief Executive Officer, until they are approved by the Board of Directors.

Paragraph 34 - The Board of Executive Officers shall be formed exclusively by professionals who have proven academic and practical training, acquired in courses and in the exercise of activities compatible with the duties for which they are being nominated.

Subsection III1 - Competence

Article 25 The Executive Board is responsible for:

(i)	authorize the opening, closing or change of address of branches, agencies, warehouses, offices or any other establishments of the Company, in Brazil or abroad;

(ii)	submit annually to the Board of Directors the Management Report and the accounts of the Board of Executive Officers, accompanied by the report of the independent auditors, as well as the proposal for the allocation of the profits established in the previous year;

(iii)	prepare and propose, to the Board of Directors, annual and multi-year budgets, strategic plans, expansion projects and investment programs;

(iv)	approving corporate rules that regulate the other levels of approval and responsibilities for the management acts required to conduct the Company's activities, defining the limits of competence for the various decision-making processes, according to the Company's hierarchical levels and always observing the rules established in the Authorization Policy approved by the Board of Directors;

(v)	to decide, at the request of the Global Chief Executive Officer, on any matter that does not fall within the exclusive competence of the General Meeting or the Board of Directors;

(vi)	observing the provisions of article 16, item (vii) of these Bylaws, to approve the performance of certain operations and businesses with Related Parties, in accordance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interest of the Company;

(vii)	prepare the draft, for subsequent submission to the resolution of the Board of Directors (i) of the Code of Conduct; (ii) the Risk Management Policy, (iii) the Securities Trading Policy, (iv) the Transactions between Related Parties Policy, and (v) the Contributions and Donations Policy, which must comply with the established minimum requirements by the Novo Mercado Regulation and by the Brazilian Code of Corporate Governance.

Article 26. In addition to other attributions established in these Bylaws, it is incumbent, for example:

GLOBAL PRESIDENT DIRECTOR

a.	convene and preside over the meetings of the Executive Board;

b.	represent the Executive Board at meetings of the Board of Directors;

c.	submitting the Executive Board's proposals for annual and multi-year budgets, strategic plans, expansion projects and the Company's investment programs to the Board of Directors for resolution;

d.	supervise and guide the conduct of financial, social and sustainability businesses and the activities of the other Directors;

e.	present to the Board of Directors the financial statements, annual and multi-year budgets, and investments, financial planning and cash flow; and

f.	propose to the Board of Directors the positions of Directors, with or without specific designation, and the respective holders for the performance of specific functions it deems necessary.

Chief Financial and Investor Relations Officer

a.	prepare, together with the other members of the Executive Board and under the coordination of the Global Chief Executive Officer, the budgets to be submitted for approval by the Board of Directors and be responsible for controlling the execution of these budgets, especially with regard to the control of cash flow;

b.	guide the execution of the economic-financial policy, supervising the economic-financial activities, in accordance with the determinations of the Board of Directors; and

c.	organize and coordinate the information system necessary for its performance, as well as oversee all the Company's controllership activities.

d.	represent the Company before the CVM and other entities of the capital market and financial institutions, as well as regulatory bodies and stock exchanges, national and foreign, in which the Company has listed securities, in addition to enforcing the regulatory standards applicable to the Company in the regarding the records kept with the CVM and with the regulatory bodies and stock exchanges in which the Company has listed securities and managing the investor relations policy; and

e.	monitor the compliance, by the Company's shareholders, with the obligations set forth in Chapter VIII of these Bylaws and report to the General Meeting and/or the Board of Directors, when requested, its conclusions, reports and steps.

To the other Vice Presidents, whose designation will be given by the Board of Directors at the suggestion of the Global CEO:

a.	guide, coordinate and supervise the specific activities under its responsibility; and

b.	perform specific duties assigned to them by decision of the Global Chief Executive Officer.

Subsection IIICompany Representation

Article 27. The Executive Board, within the limits established by Law and by these Bylaws, is vested with general management powers, which enable the practice of all acts necessary for the regular operation of the Company, with a view to achieving its corporate objectives.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, will be responsible for:

(i)	any 2 (two) members of the Executive Board together;

(ii)	any member of the Executive Board, together with an attorney with specific powers; or

(iii)	two attorneys with specific powers, always acting together.

Paragraph 1 - The Company may be represented by only one Director or one attorney-in-fact with specific powers to perform the following acts:

(i)	representation of the Company in Assemblies and meetings of partners of companies in which it participates;

(ii)	representation of the Company in court; or

(iii)	practice of acts of simple administrative routine, including before public bodies, mixed capital companies, commercial boards, Labor Courts, INSS, FGTS and their collecting banks, and others of the same nature.

Paragraph 2 - The acts for which these Bylaws require prior authorization from the Board of Directors will only be valid once this requirement is fulfilled.

Paragraph 3 - The Executive Board may, through two of its members and through competent instruments, appoint agents with specific powers to act on behalf of the Company, with a mandate for a determined period to be established on a case-by-case basis, except for court orders that may be granted for an indefinite period. In any case, the limitations and restrictions mentioned in this Article and those established by the Board of Directors must be respected.

Subsection III3 - Board Meetings

Article 29. The Executive Board will hold meetings whenever necessary, drawing up minutes of these meetings in the proper book.

Paragraph 1 - The resolutions of the Executive Board shall be taken by majority vote, with the Global Chief Executive Officer, or his substitute, having the casting vote.

Paragraph 2 - The minimum quorum for the installation of the meetings of the Executive Board is 2/3 (two thirds) of its members.

If necessary, it is allowed to hold meetings or the participation of the members of the Executive Board, in the meetings of said body, by telephone, videoconference, electronic deliberation, or other means of communication that can ensure the effective participation and authenticity of your vote. In these cases, the member of the Executive Board will be considered present at the meeting, and his vote will be considered valid for all legal purposes and incorporated into the minutes of that meeting.

Paragraph 4 - In the event of absences or temporary impediments, the members of the Executive Board will substitute each other, as indicated by the Global Chief Executive Officer. In the event of a vacancy, the Board of Directors, within thirty (30) days, (i) will designate who will (a) fill the vacancy, whose term of office will coincide with that of the other members of the Executive Board or (b) accumulate the respective function or (ii) decide not to fill, temporarily or permanently, the position left vacant, provided that this position is not that of Global Chief Executive Officer, Chief Financial Officer or Investor Relations Officer.

Fiscal Council

Article 30. The Company will have a permanent Audit Committee, composed of 3 (three) effective members and an equal number of alternates, elected by the General Meeting, who will hold their positions until the first Annual General Meeting held after their election, their reelection being permitted, with the attributions, competence and remuneration provided for by Law.

Paragraph 1 - The election of the members of the Audit Committee shall be carried out by means of a majority decision, with the 3 (three) candidates, and their respective alternates being elected, who receive the highest number of votes at the General Meeting, subject to the provisions of article 161 of the Law of Corporations. If there is a Controlling Shareholder, minority shareholders are guaranteed, provided that they jointly represent 10% (ten percent) or more of the shares issued by the Company, the right to elect, in a separate vote, 1 (one) member and respective alternate member of the Company's Audit Committee.

Paragraph 2 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the proper book, which will contain their consent to all manuals, codes, regulations and internal policies of the Company, and their subjection to the arbitration clause referred to in Article 47 .

Paragraph 3 - The Audit Committee shall meet periodically, pursuant to its Internal Regulations, with minutes of these meetings being drawn up in the proper book.

Paragraph 4 - The Supervisory Board will elect its Chairman at the first meeting after its election and will operate in accordance with the Internal Regulations approved by the Supervisory Board itself .

Article 31. For the full exercise of functions on the Audit Committee, the requirements provided for in the applicable legislation, the provisions of these Bylaws and the Internal Regulations of the Audit Committee must be observed.

Paragraph 1 - The same obligations and prohibitions imposed by Law and by these Bylaws on the Company's managers shall apply to the members of the Audit Committee.

Paragraph 2 - In the event of the absence or vacancy of the position of effective member of the Audit Committee, the respective alternate will take his place. In the event of a vacancy in the position of effective member and of its respective alternate, the General Meeting will be called to elect a member for the position.

Paragraph 3 - Subject to the requirements and obligations contained in these Bylaws, as well as in other applicable legal provisions, the members of the Company's Fiscal Council may be elected by the Board of Directors to also integrate the Audit and Integrity Committee.

AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have an Audit and Integrity Committee in permanent operation, composed of at least 3 (three) and at most 5 (five) members, with the majority of its members being independent members and at least 1 (one ) of its members not belonging to the Board of Directors, subject to the requirements established in the applicable regulations, especially in CVM Instruction 509/11. At least one of the independent members of the Board of Directors must be appointed to also be part of the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee may belong to the Executive Board.

Article 33. The members of the Audit Committee shall be appointed by the Board of Directors for terms of 2 (two) years and shall hold office for a maximum of 10 (ten) years, and may be dismissed at any time. In the case of a Committee Member who is also a member of the Board, the term of office shall end concurrently with the term of office of Director.

Paragraph 1 - The performance of the activities of the members of the Audit and Integrity Committee shall comply with the rules provided for in Brazilian legislation, especially in CVM Instruction 509/11, and in the US, including the provisions of the Sarbanes-Oxley Act and the rules issued by Securities and Exchange Commission - SEC.

Paragraph 2- At least one of the members of the Audit Committee must have proven knowledge in the areas of corporate, audit and financial accounting that characterizes him as a financial specialist.

Paragraph 3 - The Audit and Integrity Committee will have the following attributions: 1) give its opinion on the hiring and dismissal of the independent external auditor to carry out an independent external audit or for any other service; 2) supervise the activities: (a) of the independent auditors, in order to assess their independence, the quality and adequacy of the services provided to the Company's needs; (b) the Company's internal controls area; (c) the Company's internal audit area; and (d) the area of preparation of the Company's financial statements; 3) monitor the quality and integrity of: (a) internal control mechanisms; (b) the Company's quarterly information, interim statements and financial statements; and (c) information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of financial statements; 4) evaluate and monitor the Company's risk exposures, and may even require detailed information on policies and procedures related to: (a) management compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of the Company; 5) evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the Company and their respective disclosures; 6) evaluate, monitor and recommend to management the correction or improvement of the Company's internal policies, including the Related Party Transactions Policy; 7) evaluate integrity practices ( compliance) of the Company and propose improvements; 8) evaluate and discuss the independent external auditor's annual work plan and forward it to the Board of Directors for consideration; and ~~6~~ 9) prepare a summary annual report, to be presented together with the financial statements, containing a description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there is significant divergence between the Company's management, the independent external auditors and the Audit and Integrity Committee, in relation to the Company's financial statements.

Paragraph 4 - The Audit and Integrity Committee will be an advisory body directly linked to the Board of Directors.

Paragraph 5 - Upon the election of the members of the Audit and Integrity Committee, the Board of Directors will designate the one who will exercise the function of Coordinator of the body.

Paragraph 6 - The Audit and Integrity Committee will meet at least every 2 (two) months, and whenever necessary, so that the Company's accounting information is always appreciated by it before its disclosure.

Paragraph 7 - The internal regulations of the Audit and Integrity Committee will be approved by the Board of Directors and will describe in detail its functions, as well as its operating procedures.

Paragraph 8 - The Audit and Integrity Committee must have the means to receive, retain and respond to complaints, including confidential, internal and external to the Company, in relation to non-compliance with legal and regulatory provisions applicable to the Company (including accounting, internal controls and auditing matters) ~~)~~ , in addition to internal regulations and codes, including the provision of specific procedures to protect the provider and the confidentiality of information.

Paragraph 9 - The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annually or by project, to conduct or determine the carrying out of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts, remunerate such specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph 10 - The meetings of the Audit and Integrity Committee must be recorded in minutes, and the decisions/recommendations must be taken with a favorable vote of 2/3 of its members.

Paragraph 11 - The coordinator of the Audit and Integrity Committee, accompanied by other members when necessary or convenient, shall: (i) meet with the Board of Directors and the Fiscal Council; and (ii) attend the Annual General Meeting and, when necessary, the Extraordinary General Meetings of the Company.

Paragraph 12 - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Company's managers, pursuant to the Brazilian Corporate Law.

Social exercise and Results

Article 34. The fiscal year coincides with the calendar year and, at its end, the Company will prepare the financial statements provided for in the Brazilian Corporation Law for purposes of publication and consideration by the General Meeting.

Article 35. The result of each fiscal year will be deducted, before any participation, any accumulated losses and the provision for income tax.

Sole Paragraph - After making the deductions referred to in this Article, the General Meeting may assign to the employees and administrators, successively and in that order:

(i)	the statutory participation of the Company's employees up to the maximum limit of 10% (ten percent) of the remaining profits; and

(ii)	the statutory participation of the administrators, up to the maximum legal limit.

Article 36. After deducting the shares mentioned in Article 35 above, the net income for the year will successively be allocated as follows:

(i)	5% (five percent) for constitution of the legal reserve, until it reaches 20% (twenty percent) of the capital stock;

(ii)	25% (twenty-five percent) as a minimum mandatory dividend, adjusted in accordance with Article 202 of the Brazilian Corporation Law, to be attributed to all of the Company's shares;

(iii)	20% (twenty percent) for the establishment of reserves for capital increase, until reaching the limit of 20% (twenty percent) of the Capital Stock;

(iv)	up to 50% (fifty percent) for the establishment of a reserve for expansion, until it reaches 80% (eighty percent) of the Capital Stock, with the purpose of ensuring investments in permanent assets, or increases in working capital, including through the amortization of the Company's debts, independently of the profit withholdings linked to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in operations of redemption, reimbursement or purchase of shares, authorized by Law; and (iv) in the incorporation to the Capital Stock, including through bonuses in new shares.

Article 37. Unless otherwise resolved by the General Meeting, the payment of dividends and interest on equity will be made within 60 (sixty) days from the date of the respective resolution.

Paragraph 1 - By resolution of the Board of Directors, pursuant to Article 23 above, the Company may draw up semiannual balance sheets or those relating to shorter periods, as well as declare dividends and/or interest on equity to the account of profits calculated in these balance sheets, of retained earnings or profit reserves existing in the last annual or semi-annual balance sheet, as provided for by law.

Paragraph 2 – Interim dividends and interest on equity declared in each fiscal year may be attributed to the mandatory dividend of the income for the fiscal year.

Article 38. Dividends not received or claimed will expire within three (3) years from the date they were made available to the shareholder, and will revert to the Company.

TRANSFER OF SHAREHOLDING CONTROL, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY AND EXIT FROM NOVO MERCADO

Article 39. The disposal of the Company's control, directly or indirectly, either through a single operation or through successive operations, must be contracted under the condition that the acquirer of control undertakes to carry out a public offer for the acquisition of the shares ( "OPA”) with the purpose of the shares issued by the Company held by the other shareholders, observing the conditions and deadlines provided for in the legislation and regulations in force and in the Novo Mercado Regulation, in order to ensure them equal treatment with that given to the seller.

Paragraph 1 - For the purposes of these Bylaws, control and its related terms are understood to be the power effectively used by a shareholder to direct the corporate activities and guide the operation of the company's bodies, directly or indirectly, in fact or in law, regardless of the equity interest held.

Paragraph 2 - If the acquisition of control also subjects the acquirer of control to the obligation to carry out the OPA required by Article 41 of these Bylaws, the acquisition price in the OPA will be the highest among the prices determined in accordance with this Article 39 and Article 41, Paragraph 3 of these Bylaws.

Paragraph 3º - In case of indirect transfer of control, the acquirer must disclose the value attributed to the Company for the purpose of defining the price of the Tender Offer, as well as disclose the justified statement of this value.

Paragraph 4 - The OPA must comply with the conditions and deadlines provided for in the legislation and regulations in force and the Novo Mercado Regulation.

Article 40. After a sale of the Company's control and subsequent OPA, the acquirer of control, when necessary, must take the appropriate measures to restore the minimum percentage of outstanding shares provided for in the Novo Mercado Regulation, within the 18 (eighteen) ) months following the acquisition of control authority.

Article 41. Any Acquiring Shareholder, who acquires or becomes the holder of shares issued by the Company, in an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total shares issued by the Company shall (i) immediately disclose such information through a material fact, as provided for in the regulations issued by CVM; and (ii) within a maximum period of 30 (thirty) days from the date of acquisition or the event that resulted in the ownership of shares in an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total shares issued by the Company, carry out or request the registration of, as the case may be, an OPA of all shares issued by the Company, observing the provisions of the applicable CVM regulations, the B3 regulations and the terms of this Article .

Paragraph 1 - For the purposes of these Bylaws, (i) “Acquiring Shareholder” means any person, including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization , resident, domiciled or headquartered in Brazil or abroad, or Group of Shareholders, which acquires shares of the Company; and (ii) “Group of Shareholders” means the group of people: (a) bound by contracts or voting agreements of any nature, either directly or through subsidiaries, controlling companies or under common control; or (b) between which there is a controlling relationship; or (c) under common control.

Paragraph 2- The OPA must be (i) addressed without distinction to all shareholders of the Company; (ii) carried out through an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph 2 of this article; and (iv) paid in cash, in national currency, for the acquisition in the OPA of shares issued by the Company.

Paragraph 3 - The acquisition price in the OPA of each share issued by the Company may not be less than the highest value between (i) 140% (one hundred and forty percent) of the average unit quotation of the shares issued by the Company during the last 120 (one hundred and twenty) trading sessions prior to the date on which the OPA becomes mandatory, on the stock exchange where there is the largest volume of trading of shares issued by the Company; and (ii) 140% (one hundred and forty percent) of the average unit quotation of the shares issued by the Company during the last 30 (thirty) trading days prior to the date on which the OPA becomes mandatory, on the stock exchange on that there is the largest volume of trading of shares issued by the Company.

Paragraph 4 - The conduction of the OPA (Tender Offer) mentioned in the caput of the Article herein shall not exclude the possibility for another shareholder of the Company, or, as the case may be, the Company itself, to make a competing Tender Offer, pursuant to the applicable regulation.

Paragraph 5 - The Acquiring Shareholder shall be obliged to comply with any requests or requirements of CVM, formulated based on the applicable legislation, related to the Tender Offer, within the maximum terms prescribed in the applicable regulations.

Paragraph 6 - In the event that the Acquiring Shareholder does not comply with the obligations imposed by this Article, including with regard to meeting the maximum terms (i) for carrying out or requesting the registration of the Tender Offer or (ii) for meeting any requests or requirements of CVM, the Board of Directors of the Company will call an Extraordinary General Meeting, in which the Acquiring Shareholder may not vote, to resolve on the suspension of the exercise of the rights of the Acquiring Shareholder who did not comply with any obligation imposed in this Article, as provided for in Article 120 of the Brazilian Corporation Law, without prejudice to the Acquiring Shareholder's liability for losses and damages caused to other shareholders as a result of non-compliance with the obligations imposed by this Article.

Paragraph 7 - Any Acquiring Shareholder that acquires or becomes the holder of other rights, including usufruct or trust, over the shares issued by the Company in an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total number of shares issued by the Company, will also be obliged, within a maximum period of 30 (thirty) days from the date of such acquisition or the event that resulted in the ownership of such rights over shares in an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total shares issued by the Company, carry out or request the registration, as the case may be, of an OPA, under the terms described in this Article.

Paragraph 8 - The obligations contained in Article 254-A of the Brazilian Corporation Law and in Article 39 of these Bylaws do not exclude compliance by the Acquiring Shareholder with the obligations contained in this Article, except for the provisions of Article 45 and Article 46 of these Bylaws .

Paragraph 9 - The provisions of this Article do not apply in the event that a person becomes the holder of shares issued by the Company in an amount greater than 33.33% (thirty-three point thirty-three percent) of the total shares issued by it as a result of (i) legal succession, under the condition that the shareholder disposes of the excess of shares within 60 (sixty) days from the relevant event, (ii) from the incorporation of another company by the Company, (iii) from the merger of shares of another company by the Company, or (iv) of the subscription of shares of the Company, carried out in a single primary issue, which has been approved at the General Meeting of the Company's shareholders, in accordance with the rules provided for in the applicable regulations.

Paragraph 10 - For the purpose of calculating the percentage of thirty-three point three percent (33.33%) of the total shares issued by the Company described in the main section of this Article, the involuntary additions of equity interest resulting from cancellation of treasury shares or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 11 - Should CVM regulation applicable to the Tender Offer, as determined in the Article herein, determine the adoption of a calculation criterion for the determination of the acquisition price of each Company share at the Tender Offer which results in acquisition price higher than the one determined pursuant to Paragraph 3 of this Article, shall prevail in the execution of the Tender Offer set forth in the Article herein that acquisition price calculated pursuant to CVM regulation.

Article 42. The Company's delisting from the Novo Mercado, whether by voluntary or compulsory act or as a result of corporate reorganization, must comply with the rules contained in the Novo Mercado Regulation.

Article 43. Without prejudice to the provisions of the New Market Regulation, the voluntary delisting from the New Market must be preceded by an OPA that observes the procedures provided for in the regulations issued by the CVM on OPA for cancellation of registration as a publicly-held company and the following requirements: (i) the price offered must be fair, if possible, the request for a new valuation of the Company in the manner established in the Brazilian Corporate Law; (ii) shareholders holding more than 1/3 (one third) of the Outstanding Shares must accept the OPA or expressly agree with the exit from said segment without effecting the sale of the shares.

Sole Paragraph. Voluntary delisting from the Novo Mercado may occur regardless of the Tender Offer mentioned in this Article, in the event of a waiver approved at the General Meeting, subject to the rules and conditions of the Novo Mercado Regulation.

Article 44. Without prejudice to the provisions of the Novo Mercado Regulation, the compulsory delisting from the Novo Mercado must be preceded by an OPA that observes the procedures provided for in the regulations issued by the CVM on public offers for the acquisition of shares for the cancellation of registration as a publicly-held company and the requirements established in the caput of Article 43.

Sole Paragraph. In the event of failure to reach the percentage of acquisition of shares that authorize the exit from the Novo Mercado, after the OPA provided for in the caput , the shares issued by the Company will still be traded for a period of 6 (six) months on the Novo Mercado, counting from the holding of the OPA auction, without prejudice to the application of possible sanctions by B3.

Article 45. The establishment of a single Tender Offer is provided for, aiming to fulfill more than one of the purposes provided for in this Chapter, in the Novo Mercado Regulation or in the regulation issued by the CVM, provided that it is possible to make the procedures of all Tender Offer modalities compatible and there are no losses generated to the addressees of the offer and CVM authorization is obtained when required by the applicable law.

Sole Paragraph - With the exception of those OPAs destined for the delisting of the Novo Mercado and/or the cancellation of the registration as a publicly-held company, the realization of a unified OPA can only be carried out by a shareholder of the Company that holds an amount equal to or greater than 33.33% (thirty and three point thirty-three percent) of the total number of shares issued by the Company, subject to the provisions of caput of Article 41 regarding the minimum price to be paid per share.

Article 46. The shareholders responsible for carrying out the Tender Offer provided for in this Chapter 0, in the Novo Mercado Listing Regulation or in the regulations issued by CVM may ensure its execution through any shareholder or third party.

The Company or the shareholder, as applicable, is not released from the obligation to carry out the Tender Offer until it is completed in compliance with the applicable rules.

ARBITRATION COURT

Article 47. The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, at the Market Arbitration Chamber, in accordance with its regulation, any and all disputes that may arise between them, related to ~~s~~ with or from ~~s~~ of its status as issuer, shareholder, manager or member of the Fiscal Council, as the case may be, and, in particular, of the application, validity, effectiveness, interpretation, violation and its effects, arising from the provisions contained in Law No. 6,385/1976, in the Brazilian Corporation Law, in the rules issued by the National Monetary Council, by the Central Bank of Brazil or by the CVM, as well as in other rules applicable to the operation of the capital market in general and those contained in the Novo Mercado Regulation, the other regulations of the B3 and the Novo Mercado participation agreement, as well as the Arbitration Rules of the Market Arbitration Chamber, to be conducted in accordance with the latter Rules.

LIQUIDATION OF THE COMPANY

Article 48. The Company will go into liquidation in the cases determined by law, and the General Assembly will be responsible for electing the liquidator or liquidators, as well as the Fiscal Council that must operate during this period, in compliance with the legal formalities.

XI - MISCELLANEOUS

Article 49. The Company shall comply with the shareholders' agreements filed at the head office, and it is expressly forbidden to the members of the presiding board of the meeting or of the Board of Directors to accept a voting declaration of any shareholder, signatory of a shareholders' agreement duly filed at the head office or of a member of the Board of Directors elected by the signatories of such agreement, It is also expressly forbidden for the Company to accept and proceed with the transfer of shares and/or the encumbrance and/or assignment of preemptive rights to the subscription of shares and/or other securities that do not comply with the provisions and regulations of the shareholders' agreement filed at the Company's headquarters.

BRF S.A.

Attachment VII - Comparative table of the proposed amendment to the Company's Bylaws with an indication of the justification for the amendments and the analysis of their legal and economic effects

Current	Proposal	Justification and Analysis of Effects
II - CAPITAL STOCK

Article 5 The Company's capital stock is R$ 12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid-in, divided into 812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value.

Article 5 The Company's capital stock is BRL 13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents) , fully subscribed and paid in, divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value ~~12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid in, divided into 812,473,246 (eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value~~ .

The amendment to the Bylaws aims to update the capital stock and the number of common shares into which it is divided, in view of the capital increase approved by the Extraordinary General Meeting held on 01.17.2022.

The proposed amendment will not produce legal or economic effects, as its purpose is only to reflect in the Bylaws the changes that occurred in the value of the capital stock and in the number of common shares into which it is divided after the realization of a public offering of primary distribution with restricted efforts, approved by the Extraordinary General Meeting held on 01.17.2022.

Annual meeting.	Annual meeting.

Article 16. It is incumbent upon the General Meeting, in addition to the other duties provided for by law and in these Bylaws:

(g) assign bonus shares and decide on any reverse splits and splits of shares;

approve stock option or subscription plans or stock granting plans for managers and employees or individuals who provide services to the Company, as well as managers and employees or individuals who provide services to other companies that are directly or indirectly controlled by the Company;

deliberate, according to the proposal presented by the management, on the destination of the year's results and the distribution of dividends;

(iv) resolve on the Company's delisting from the Novo Mercado;

(v) establish the remuneration of the Fiscal Council in accordance with the Law and these Bylaws;

to approve, under the terms of the Novo Mercado Regulation, the waiver of a Public Offer for Acquisition of Shares in the event of delisting from the Novo Mercado.

Article 16. It is incumbent upon the General Meeting, in addition to the other duties provided for by law and in these Bylaws:

(g) assign bonus shares and decide on any reverse splits and splits of shares;

approve stock option or subscription plans or stock granting plans for managers and employees or individuals who provide services to the Company, as well as managers and employees or individuals who provide services to other companies that are directly or indirectly controlled by the Company;

deliberate, according to the proposal presented by the management, on the destination of the year's results and the distribution of dividends;

(iv) resolve on the Company's delisting from the Novo Mercado;

(v) establish the remuneration of the Fiscal Council in accordance with the Law and these Bylaws;

(vi) to approve, under the terms of the Novo Mercado Regulation, the exemption from carrying out a Public Offer for the Acquisition of Shares in the event of delisting from the Novo Mercado ~~.~~ ; and

(vii) approve operations and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the operation or business corresponds to more than 50% (fifty percent) of the value of the assets of the Company's balance sheet last approved at the General Meeting.

The amendment to the Bylaws aims to adapt it to article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021.

The proposed amendment will not produce legal or economic effects, as it only aims to reflect in the Bylaws the changes made to Law No. 6,404/1976 by Law No. 14,195/2021.

IV. Management	IV. Management
Subsection II.2. Competence	Subsection II.2. Competence

Article 23. It is incumbent upon the Board of Directors, in addition to the other duties provided for in the legislation and in these Bylaws:

(...)

approve the carrying out of operations and business of any nature with related parties, in accordance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interest of the Company, as approved by the Board of Directors;

Article 23. It is incumbent upon the Board of Directors, in addition to the other duties provided for in the legislation and in these Bylaws:

(...)

(xxxvii) observing the provisions of article 16, item (vii) of these Bylaws, to approve the performance of operations and business of any nature with related parties, in accordance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interest of the Company, as approved by the Board of Directors;

The amendment to the Bylaws aims to adapt it to article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021.

The proposed amendment will not produce legal or economic effects, as it is only intended to reflect in the Bylaws the changes made to Law No. 6,404/1976 by Law No. 14,195/2021.

IV. Management	IV. Management
Section III - Executive Board	Section III - Executive Board

Article 24. The Executive Board, whose members are elected and removed at any time by the Board of Directors, will be composed of at least 2 (two) and at most 15 (fifteen) members, elected for a period of 2 (two) years , renewal is allowed, being one Global Chief Executive Officer and 1 (one) Chief Financial and Investor Relations Officer, and the other Executive Vice-Presidents with designation and duties to be proposed to the Board of Directors by the Global Chief Executive Officer, pursuant to Article 26 below, all of them being professionals who meet the parameters indicated in Paragraphs 3 and 4 below.

Paragraph 1 - The positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be held by the same person, except as provided for in Paragraph 2 below.

Paragraph 2 - The rule contained in Paragraph 1 of this Article does not apply to the event of vacancy in the position of Global Chief Executive Officer, in which case the Company shall: (i) disclose the accumulation of positions as a result of the vacancy until the day useful following the occurrence; (ii) disclose, within a period of 60 (sixty) days, counting from the vacancy, the measures taken to cease the accumulation of positions; and (iii) cease accumulation within 1 (one) year.

Paragraph 3 - The election of the Executive Board will be carried out by the Board of Directors, which may choose among the candidates pre-selected by the Global Chief Executive Officer. To this end, the Global Chief Executive Officer will send the Board of Directors a copy of the "curriculum vitae" (resume) of the indicated candidate, along with the terms of his or her hiring and all other information necessary to prove the qualifications established in Paragraph 4 of this Article. If the Board of Directors does not approve the nominations presented, new names must be appointed by the Global Chief Executive Officer, until they are approved by the Board of Directors.

Paragraph 4 - The Executive Board will be composed exclusively of professionals who have proven academic and practical training, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Article 24. The Executive Board, whose members are elected and removable at any time by the Board of Directors, will consist of at least two (2) and at most fifteen (15) members, elected for a period of two (2) years, re-election being permitted, being one (1) Global Chief Executive Officer and one (1) Chief Financial and Investor Relations Officer, and the other Executive Vice-Presidents with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, pursuant to Article 26 below, all of them being professionals that meet the parameters indicated in Paragraphs 32 and 43 below.

Paragraph 1 - The positions of Chairman of the Board of Directors and Global Chief Executive Officer cannot be held by the same person ~~, except as provided in Paragraph 2 below~~ .

~~Paragraph 2 - The rule contained in Paragraph 1 of this Article does not apply to the event of vacancy in the position of Global Chief Executive Officer, in which case the Company shall: (i) disclose the accumulation of positions as a result of the vacancy until the day useful following the occurrence; (ii) disclose, within a period of 60 (sixty) days, counting from the vacancy, the measures taken to cease the accumulation of positions; and (iii) cease accumulation within 1 (one) year.~~

Paragraph 32 - The election of the Board of Executive Officers shall be carried out by the Board of Directors, which may choose from among the candidates pre-selected by the Global Chief Executive Officer. To this end, the Global Chief Executive Officer will send to the Board of Directors a copy of the "curriculum vitae" of the nominated candidate, together with the terms of their hiring and all other information necessary to prove the qualification established in Paragraph ~~4~~ 3 of this Article. If the Board of Directors does not approve the nominations presented, new names must be appointed by the Global Chief Executive Officer, until they are approved by the Board of Directors.

Paragraph 43 -The Executive Board shall be formed exclusively by professionals who have proven academic and practical training, acquired in courses and in the exercise of activities compatible with the functions for which they are being nominated.|

The amendment to the Bylaws aims to adapt it to Article 138, §3, of Law No. 6,404/1976, as amended by Law No. 14,195/2021.

The proposed amendment will not produce legal or economic effects, as it only aims to reflect in the Bylaws the changes made to Law No. 6,404/1976 by Law No. 14,195/2021.

IV. Management	IV. Management
Section III - Executive Board	Section III - Executive Board

Article 25 The Executive Board is responsible for:

(...)

approve the carrying out of certain operations and business with Related Parties, in accordance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflicts of Interest of the Company;

(...)

Article 25 The Executive Board is responsible for:

(...)

(saw) observing the provisions of article 16, item (vii) of these Bylaws, to approve the performance of certain operations and businesses with Related Parties, in accordance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interest of the Company;

(...)

The amendment to the Bylaws aims to adapt it to article 122, item X, of Law No. 6,404/1976, as amended by Law No. 14,195/2021.

The proposed amendment will not produce legal or economic effects, as it only aims to reflect in the Bylaws the changes made to Law No. 6,404/1976 by Law No. 14,195/2021.